Exhibit 99(a)

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements pertain to matters such as our current intent, business plan, targets, belief or expectations or the current belief or current expectations of our management with respect to our results of operations, financial condition, and capital and liquidity position, and contain words such as “anticipate,” “aim,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probability,” “risk,” “will,” “may” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those which are aimed, anticipated, believed, estimated, expected, intended or planned as expressed or implied in or by such forward-looking statements. Factors that could cause such differences include, without limitation, developments in the economic, market, competitive, regulatory and other business environment, and our inability to implement business strategies, which may adversely affect our results of operations, financial condition, and capital and liquidity position, including, among other things, increases in our credit and other costs and declines in the value of our investment portfolio. For a more detailed description of such risks and uncertainties, please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents filed with or submitted to the U.S. Securities and Exchange Commission. Given these and other risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of the filing of this document. We are under no obligation, and disclaim any obligation, to update or alter our forward- looking statements, whether as a result of new information, future events or otherwise unless required by law.

FINANCIAL REVIEW
Introduction
We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are the holding company for MUFG Bank, Ltd., or “BK,” Mitsubishi UFJ Trust and Banking Corporation, or “TB,” Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (through Mitsubishi UFJ Securities Holdings Co., Ltd., an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd., and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust assets and asset management services, securities businesses, and credit card businesses, and provide related services to individuals primarily in Japan, Thailand and Indonesia and to corporate customers around the world.
For the purposes of this Report, we have prepared our unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, except for otherwise specifically identified information, including business segment information, risk-adjusted capital ratios, leverage ratios, total loss-absorbing capacity, or TLAC, ratios, liquidity coverage ratios, or LCRs, and net stable funding ratios, or NSFRs. Unless otherwise stated or the context otherwise requires, all amounts in our unaudited condensed consolidated financial statements are expressed in Japanese yen.
In this Report, unless otherwise indicated or the context otherwise requires, all figures are rounded to the figures shown except for the capital ratios, capital components, risk-weighted assets, leverage ratios, TLAC ratios, LCRs and NSFRs of MUFG and its domestic subsidiaries, which are rounded down and truncated to the figures shown. In some cases, figures presented in tables are adjusted to match the sum of the figures with the total amount, and such figures are also referred to in the related text.
Our fiscal year ends on March 31 of each year. The “current six-month period” as used in this Report means the six-month period from April 1, 2023 to September 30, 2023.
Business Environment
Our results of operations and financial condition are exposed to changes in various external economic factors, including:
•general economic conditions,

•interest rates,

•foreign currency exchange rates, and

•stock prices.
General Economic Conditions
The global economy remained uncertain and vulnerable to external events during the first half of the fiscal year ending March 31, 2024. The global economy has been facing a sharp rise in energy prices triggered by the conflict in Ukraine. This has contributed to a rise in inflation globally, followed by the rapid monetary tightening that has taken place since 2022 in most major markets, which has been putting downward pressure on global economies. Nevertheless, economic activities continued to normalize in the post-COVID 19 environment and, overall, the global economy was beginning to recover gradually. However, there are signs that the conflict in Ukraine may continue for a longer period and the Israel-Hamas conflict may exacerbate, and the cumulative effects of monetary tightening have caused instability in the financial system particularly in the United States and Europe and have also increased downward pressure on the global economy. Also, the real estate market trends in some countries, including the United States and China, have shown signs of instability. As a result, there has recently been a marked slowing of economic growth. In addition, any new or expansion or prolongation of geopolitical conflicts, the financial system uncertainty that originated in the United States and Europe, and other uncertainties, events and developments may have a further adverse effect on the real economy.
Japan’s economy showed a mixture of positive and negative trends during the six-month period ended September 30, 2023. Japan’s real gross domestic product, or GDP, improved by 0.9% for the quarter ended June 30, 2023, and contracted by 0.7% for the quarter ended September 30, 2023, on a quarter-on-quarter basis. These fluctuations mainly reflected the stagnation of private consumption. On a year-on-year basis, Japan’s real GDP improved by 2.2% for the quarter ended June 30, 2023 and by 1.5% for the quarter ended September 30, 2023. Japan’s Consumer Price Index, or CPI, fluctuated between 0.0% and 0.6% on a month-on-month basis and between 3.0% and 3.5% on a year-over-year basis during the six months ended September 30, 2023. The unemployment rate in Japan remained low at 2.6% in September 2023 compared to 2.8% in March 2023. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan between April 2023 and September 2023 was

4,208, a 34.7% increase from the same period of the previous fiscal year. The total liabilities of companies that filed for legal bankruptcy during the six months ended September 30, 2023 were ¥1,587 billion, a decrease of 10.1% from the same period of the previous fiscal year. The Japanese economy remains subject to inflationary pressures, geopolitical developments, instability in the financial and other industries and markets, changes in the government’s economic and monetary policies, increasing public debt, intensifying trade conflicts and global competition, declining domestic population, downward pressure on private consumption, and various other factors that could adversely affect economic conditions in Japan.
The U.S. economy also exhibited a mixture of positive and negative trends during the six months ended September 30, 2023, with U.S. real GDP improving by 2.1% for the quarter ended June 30, 2023 and by 4.9% for the quarter ended September 30, 2023, on a quarter-on-quarter annualized basis. On a year-on-year basis, U.S. real GDP improved by 2.4% for the quarter ended June 30, 2023 and by 2.9% for the quarter ended September 30, 2023. The unemployment rate increased to 3.8% in September 2023 from 3.5% in September 2022. The long-term prospects of the U.S. economy remain uncertain in light of the impact of continuing inflationary pressures, geopolitical developments relating to Ukraine and Israel, changes in the political leadership and the government’s economic, monetary, trade and foreign relations policies, instability in the financial and other industries and markets, and various other factors.
The Eurozone economy showed some signs of recovery during the six months ended September 30, 2023, with Eurozone real GDP improving by 0.1% for the quarter ended June 30, 2023 and contracting by 0.1% for the quarter ended September 30, 2023, on a quarter-on-quarter basis. On a year-over-year basis, Eurozone real GDP improved by 0.6% for the quarter ended June 30, 2023 and remained unchanged the quarter ended September 30, 2023. The unemployment rate in the Eurozone was 6.5% in September 2023 compared to 6.7% in September 2022. The Eurozone economy remains subject to various uncertainties, including continuing inflationary pressures, instabilities resulting from the geopolitical developments relating to Ukraine and Israel, instability in the financial and other industries and markets, and other factors.
In Asia excluding Japan, economic conditions in ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrializing Economies) generally improved but the economic improvement remained relatively modest during the six months ended September 30, 2023. The economic conditions of these regions remain subject to various uncertainties, including economic trends in China, particularly the real estate industry, and fluctuations in the global and local economies as well as geopolitical developments.
Interest Rates
Interest rates remained at historical low levels in Japan under the Bank of Japan’s monetary policy. The yield on 10-year Japanese government bonds fluctuated between 0.351% and 0.765% during the six months ended September 30, 2023. The yield has been fluctuating between 0.639% and 0.961% since October 2023. The Bank of Japan has maintained its quantitative and qualitative monetary easing policy with yield curve control currently applying a negative interest rate of minus 0.1% to the “Policy-Rate Balances,” which are a part of current account amounts held by financial institutions at the Bank of Japan, and aiming to keep the yield of 10-year Japanese government bonds around zero percent, and with exchange-traded fund, bond and commercial paper purchase programs. In October 2023, the Bank of Japan announced that it would purchase 10-year Japanese government bonds in amounts necessary to maintain the yield of such bonds around zero percent without setting an upper limit while regarding one percent as its reference upper bound. The Bank of Japan also stated its intent to retain its monetary easing policy until such time as the 2% CPI inflation target is achieved and maintained in a stable manner, accompanied by wage increases.
In the United States, the Federal Open Market Committee continuously raised the target for the federal funds rate from March 2022 to July 2023, with the target range increasing from 0.25% to 0.50% in March 2022 to 3.00% to 3.25% in September 2022 and from 4.75% to 5.00% in March 2023 to 5.25% to 5.50% in July 2023. Following the meeting in December 2023, the Federal Open Market Committee decided to maintain the target range for the federal funds rate at 5.25％ to 5.50%, whiling signaling three quarter-point rate cuts in 2024. The Committee is expected to continue to assess additional information and its implications for monetary policy. In determining the extent of additional policy firming that may be appropriate to return inflation to two percent over time, the Committee is expected to take into account the cumulative tightening of monetary policy, the lags with which monetary policy affects economic activity and inflation, and economic and financial developments. In addition, the Committee is expected to continue reducing its holdings of Treasury securities and agency debt and agency mortgage-backed securities. The 10-year U.S. Treasury bond yield increased from 3.470% at the end of March 2023 to 4.572% at the end of September 2023, while fluctuating between 3.308% and 4.609% during the period. The yield has been fluctuating between 4.105% and 4.991% since October 2023.
Foreign Currency Exchange Rates
The Japanese yen depreciated against the U.S. dollar from ¥133.53 to the U.S. dollar as of March 31, 2023 to ¥149.58 to the U.S. dollar as of September 30, 2023. The Japanese yen has been fluctuating around ¥140 to ¥152 to the U.S. dollar since October

2023. The exchange rate may be affected by expected or implemented changes in the monetary policy in Japan or the United States and by any intervention by government agencies, including the Ministry of Finance of Japan.
The Japanese yen also depreciated against the euro during the six months ended September 30, 2023, with the exchange rate being ¥158.00 to the euro as of September 30, 2023 compared to ¥145.72 to the euro as of March 31, 2023. The Japanese yen has been fluctuating between ¥155 and ¥165 to the euro since October 2023.
The Japanese yen was on a generally depreciating trend against the Thai baht during the six months ended September 30, 2023, with the exchange rate being ¥4.09 to the Thai baht as of September 30, 2023 compared to ¥3.91 to the Thai baht as of March 31, 2023. The Japanese yen has been fluctuating between ¥4.01 and ¥4.28 to the Thai baht since October 2023.
Stock Prices
The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, increased from ¥28,041.48 on March 31, 2023 to ¥31,857.62 on September 30, 2023. The closing price of the Nikkei Stock Average has been fluctuating between ¥30,500 and ¥33,625 since October 2023.
Recent Developments
During the current six-month period, we engaged in transactions to ensure adequate capital base and structure, while pursuing strategies to improve our capital management and streamline our group companies. Japan faces some challenges such as a declining birth rate, an aging society and a shrinking population, while low growth has become normalized throughout the world. The environment we operate in has been affected by issues including significant inflationary price trends, instability in the financial system, geographical conflicts, growing awareness of environmental and social issues, and advances in digital technologies that enable the entry of new competitors in the financial sector. These developments are changing the business environment in significant ways and with unprecedented speed. MUFG seeks to meet these changes with clear visions and to make the most of these challenges as opportunities for growth. Under our medium-term business plan for the three years ending in the fiscal year ending March 31, 2024, we aim to leverage our financial and digital strengths to provide value to our stakeholders around the world.
Implementation of Share Repurchase Program and Cancellation of Repurchased Shares
On November 14, 2023, the Board of Directors approved a share repurchase program under which we are authorized to repurchase up to the lesser of 400,000,000 shares of our common stock and ¥400.0 billion between November 15, 2023 and March 31, 2024. Under this share repurchase program, we repurchased 40,214,100 shares of our common stock for ¥51,012,638,435 in November 2023. Based on information used to calculate our capital ratios under applicable Japanese regulations as of September 30, 2023, we estimate that, assuming we repurchase ¥400.0 billion of our common stock pursuant to this program, each of our Common Equity Tier 1 capital ratio, our Tier 1 capital ratio and our total capital ratio would decline by approximately 0.3 percentage points. In addition, we canceled 350,000,000 shares of our common stock held in treasury on November 30, 2023.
We intend to agilely engage in repurchases of shares of our own stock as a means to return profits to shareholders and improve capital efficiency, taking into account our business performance and capital position, opportunities for growth investments, and market conditions including stock prices. As a general policy, we intend to cancel treasury shares to the extent that such shares exceed approximately 5% of our total issued shares (including treasury shares).
Issuances of TLAC Eligible Senior Debt
During the six months ended September 30, 2023, we obtained $2.5 billion, or ¥374.0 billion, ¥255.0 billion, and €0.5 billion, or ¥79.0 billion, aggregate principal amount of external TLAC eligible senior debt financing in the form of securities and borrowings.

As of September 30, 2023, our external TLAC ratios were 20.44% on a risk-weighted assets basis and 10.09% on a total exposure basis. We are required to maintain external TLAC ratios of 18% on a risk-weighted assets basis and 6.75% on a total exposure basis as of the same date. See “Capital Adequacy” below and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form 20-F for the fiscal year ended March 31, 2023.
Issuances of Basel III-Compliant Subordinated Debt
During the six months ended September 30, 2023, we obtained ¥443.0 billion aggregate principal amount of perpetual subordinated Additional Tier 1 debt financing in the form of securities and borrowings in Japan. In October 2023, we obtained ¥143.0 billion and $0.75 billion, or ¥112.3 billion, aggregate principal amount of perpetual subordinated Additional Tier 1 debt financing in the form of securities issued in and outside Japan, respectively. In November 2023, we obtained ¥10.0 billion aggregate principal amount of perpetual subordinated Additional Tier 1 debt financing in the form of borrowings in Japan. These securities and borrowings are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125% (but, following any such write-down, the principal may be reinstated if the ratio improves and to the extent permitted by the Japanese banking regulator), when we are deemed to have reached the point of non-viability (PONV) or when we become subject to bankruptcy proceedings.
During the six months ended September 30, 2023, we obtained ¥210.0 billion aggregate principal amount of subordinated term Tier 2 debt financing in the form of securities issued in Japan. We can be exempted from the obligation to pay principal of and interest on the securities when we are deemed to have reached the PONV.
According to the FSA’s approach, PONV will be deemed to have been reached when the Prime Minister of Japan, following deliberation by Japan’s Financial Response Crisis Council pursuant to the Deposit Insurance Act of Japan (“DIA”), confirms that Specified Item 2 Measures need to be applied to MUFG under circumstances where its liabilities exceed or are likely to exceed its assets, or it has suspended or is likely to suspend payment of its obligations.
MUFG to Acquire PT Mandala Multifinance Tbk
In June 2023, MUFG Bank and its consolidated subsidiary PT Adira Dinamika Multi Finance Tbk (“ADMF”, a finance company in Indonesia) agreed with PT Jayamandiri Gemasejati and certain other shareholders on the acquisition of 81% of the shares in PT Mandala Multifinance Tbk (“MFIN”), at a cost of approximately IDR7,042 billion, or ¥66 billion. The acquisition is expected to be completed by early calendar year 2024, subject to the receipt of approvals from the relevant regulatory authorities. The completion of this acquisition will result in MUFG Bank becoming the largest shareholder in MFIN by directly holding 71% of shares, while ADMF would be directly holding 10% of the shares of MFIN.
MFIN is an Indonesian company which mainly provides auto loans for new motorbikes and multi-purpose loans secured by motorbikes in the domestic market, with strong presence especially in eastern Indonesia. MUFG Bank and ADMF intend to leverage MFIN’s strengths, in both products and geography, to further reinforce and expand our auto loan business in Indonesia.
Acquisition of HC Consumer Finance Philippines, Inc & PT Home Credit Indonesia
In June 2023, MUFG Bank and its subsidiary, Krungsri, acquired HC Consumer Finance Philippines, Inc. (“HC Philippines”) for approximately €468 million, or ¥61,605 million. In October 2023, Krungsri and PT. Adira Dinamika Multi Finance, a subsidiary of MUFG Bank (“ADMF”), acquired HC Home Credit Indonesia (“HC Indonesia”) for approximately €200 million, or ¥31,000 million. Each of HC Philippines and HC Indonesia is a leading point-of-sale lender in its respective market.
As a result of the acquisition, Krungsri holds 75% of the shares of HC Philippines and 75% of the shares of HC Indonesia, MUFG Bank holds 25% of the shares of HC Philippines, and ADMF holds 9.83% of the shares of HC Indonesia.
See Note 2 to our unaudited condensed consolidated financial statements for additional information.
Acquisition of Additional Shares of U.S. Bancorp Common Stock
In August 2023, MUFG Bank acquired 24,000,000 shares of the common stock of U.S. Bancorp (“USB”), which constituted an additional investment in USB, for a purchase price of approximately $936 million, or ¥136.8 billion, based on a per share price of $39.00 (the “Investment”). Following this Investment, MUFG Bank’s total shareholding in USB increased to 4.39%.

The proceeds received by USB for the Investment were paid to MUFG’s subsidiary, MUFG Americas Holdings Corporation, to reduce USB’s $3.5 billion outstanding obligation due within five years of the closing date of the sale of MUFG Union Bank, N.A. (“Union Bank”), which was December 1, 2022, under the Share Purchase Agreement, dated September 21, 2021, with respect to the sale of Union Bank. This payment is not reflected in the consolidated financial statements as of and for the six months ended September 30, 2023 because the MUFG Group consolidates Mitsubishi UFJ Americas Holdings based on its financial information as of and for the six months ended June 30, 2023. The six-month period of Mitsubishi UFJ Americas Holdings, which ends on June 30, and MUFG’s six-month period, which ends on September 30, are treated as coterminous.
In addition, for purposes of strengthening sustainable non-Japanese yen funding capacity, MUFG Bank has entered into an agreement, which is contractually available for complementary U.S. dollar liquidity support, with U.S. Bank National Association, a bank subsidiary of USB.

Planned Acquisition of Link Administration Holdings Limited
On December 18, 2023, Mitsubishi UFJ Trust and Banking Corporation (TB) decided to acquire 100% of the issued shares of Link Administration Holdings Limited (“Link”), an Australian listed pension and stock administration company, and to commence the process of incorporating Link as its subsidiary (the “Acquisition”).
The Acquisition is subject to a number of conditions, including the approval of the proposed Acquisition at a shareholders’ meeting of Link's shareholders, the approval of the Australian court and the approval of the Australian Foreign Investment Review Board. Subject to fulfilling the conditions, TB plans to acquire all of Link’s shares, including the shares held by those shareholders who did not vote and those shareholders who voted against the Acquisition.
The purchase price is AUD 1,110 million and the share purchase is expected to take place from June 2024 onwards if the transaction proceeds as scheduled.
The acquisition of the global pension and stock administration functions of Link is expected to further enable MUFG to accelerate its global business expansion, with access to Australian pension funds and global corporate clients for the Global Investor Services Business to offer a broad range of financial solutions, allowing it to strengthen its global reach, develop growth opportunities and expand the business scale.

Accounting Changes and Recently Issued Accounting Pronouncements
See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.
Results of Operations

	Six months ended September 30,
	2022	2023	% Change
	(in billions, except percentages)
Interest income	¥1,823.4	¥3,276.5	79.7%
Interest expense	656.7	2,031.6	209.4
Net interest income	1,166.7	1,244.9	6.7
Provision for (reversal of) credit losses	(97.8)	61.8	163.2
Non-interest income (loss)	(973.8)	656.6	167.4
Non-interest expense	1,582.4	1,555.4	(1.7)
Income (loss) before income tax expense (benefit)	(1,291.7)	284.3	122.0
Income tax expense (benefit)	(340.3)	15.8	104.7
Net income (loss) before attribution of noncontrolling interests	¥(951.4)	¥268.5	128.2%
Net income attributable to noncontrolling interests	62.7	37.7	(39.9)
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(1,014.1)	¥230.8	122.8%
We reported net income of ¥230.8 billion for the current six-month period, compared to net loss of ¥1,014.1 billion for the same period of the previous fiscal year, primarily due to an increase in non-interest income resulting from net gains from marketable equity securities reflecting higher stock prices in Japan and smaller net losses on trading account securities under the fair value option.
Net interest income increased 6.7% mainly because of an increase in net foreign interest income. U.S. and Japanese interest rates were higher and the Japanese yen depreciated against the U.S. dollar during the current six-month period. Our average interest rate spread increased 0.13 percentage points. The average interest rate on total interest-earning assets increased 1.05 percentage points. On foreign interest-earning assets, in particular, the average interest rate increased 2.49 percentage points. On the other hand, the average balance of foreign interest-earning assets decreased 2.7% due to the sale of MUFG Union Bank. On the domestic side, while domestic interest income increased 26.5% to ¥592.4 billion, domestic interest expense increased 129.7% to ¥610.5 billion mainly due to our extraordinary funding liquidity enhancement measures in response to temporary disruptions in the financial industry.
Provision for credit losses for the current six-month period was mainly due to Krungsri's acquisition of consumer finance companies, including HC Philippines which was acquired in June 2023.
Compared to non-interest loss of ¥973.8 billion for the six months ended September 30, 2022, we recorded ¥656.6 billion of non-interest income for the current six-month period primarily reflecting net gains from marketable equity securities and smaller net losses on trading account securities as discussed above.
Non-interest expense decreased 1.7% mainly due to the absence of the previously recorded loss on valuation adjustment for loans held for sale related to the transferred business of MUFG Union Bank as well as decreases in overseas salaries and employee benefits and outsourcing expenses, both resulting from the sale of MUFG Union Bank, partially offset by an increase in fees and commission expenses.

Net Interest Income

	Six months ended September 30,
	2022			2023			% Change		Change
	Average balance(1)	Interest income (expense)	Average rate (Annualized)	Average balance(1)	Interest income (expense)	Average rate (Annualized)	Average balance	Interest income (expense)	Average rate 2023 minus 2022 (percentage points)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥176,238.2	¥468.6	0.53%	¥173,270.1	¥592.4	0.68%	(1.7)%	26.5%	0.15
Foreign	112,864.8	1,354.8	2.39	109,773.3	2,684.1	4.88	(2.7)	98.1	2.49
Total	¥289,103.0	¥1,823.4	1.26%	¥283,043.4	¥3,276.5	2.31%	(2.1)%	79.7%	1.05
Financed by:
Interest-bearing liabilities:
Domestic	¥216,761.4	¥(265.8)	0.24%	¥222,074.0	¥(610.5)	0.55%	2.5%	129.7%	0.31
Foreign	76,042.8	(390.9)	1.03	73,561.2	(1,421.1)	3.85	(3.3)	263.6	2.82
Total	¥292,804.2	¥(656.7)	0.45%	¥295,635.2	¥(2,031.6)	1.37%	1.0%	209.4%	0.92
Non-interest-bearing liabilities (assets)	(3,701.2)			(12,591.8)			240.2
Total	¥289,103.0		0.45%	¥283,043.4		1.43%	(2.1)%		0.98
Net interest income and interest rate spread		¥1,166.7	0.81%		¥1,244.9	0.94%		6.7%	0.13
Net interest income as a percentage of total interest-earning assets			0.81%			0.88%			0.07

Note:
(1)Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

The following table shows details of the annualized interest rate spread by asset and liability category for the six months ended September 30, 2022 and 2023.

	Six months ended September 30,
	2022			2023			% Change		Change
	Average balance(1)	Interest	Average rate (Annualized)	Average balance(1)	Interest	Average rate (Annualized)	Average balance	Interest income (expense)	Average rate 2023 minus 2022 (percentage points)
	(in billions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥53,011.8	¥103.5	0.39%	¥47,709.5	¥355.2	1.48%	(10.0)%	243.3%	1.09
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	19,008.1	30.7	0.32	19,831.9	193.9	1.95	4.3	N/M	1.63
Trading account assets	31,472.4	250.6	1.59	32,593.4	360.9	2.21	3.6	44.0	0.62
Investment securities	62,446.2	237.4	0.76	61,169.0	355.1	1.16	(2.0)	49.6	0.40
Loans	123,164.5	1,201.2	1.95	121,739.6	2,011.4	3.30	(1.2)	67.4	1.35
Total interest-earning assets	289,103.0	1,823.4	1.26	283,043.4	3,276.5	2.31	(2.1)	79.7	1.05
Non-interest-earning assets:
Cash and due from banks	53,079.5			59,745.9			12.6
Other non-interest-earning assets	51,737.5			56,623.4			9.4
Allowance for credit losses	(1,471.9)			(1,265.4)			(14.0)
Total non-interest-earning assets	103,345.1			115,103.9			11.4
Total assets	¥392,448.1			¥398,147.3			1.5%
Liabilities and equity:
Interest-bearing liabilities:
Deposits	¥199,361.2	¥334.5	0.33%	¥201,825.3	¥1,142.0	1.13%	1.2%	241.4%	0.80
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	31,727.3	106.4	0.67	33,515.4	461.9	2.75	5.6	334.3	2.08
Due to trust account, other short-term borrowings, and trading account liabilities	27,103.2	59.2	0.44	21,684.0	174.9	1.61	(20.0)	195.8	1.17
Long-term debt	34,612.5	156.6	0.90	38,610.5	252.8	1.31	11.6	61.4	0.41
Total interest-bearing liabilities	292,804.2	656.7	0.45	295,635.2	2,031.6	1.37	1.0	209.4	0.92
Non-interest-bearing liabilities	82,798.5			84,168.7			1.7
Total equity	16,845.4			18,343.4			8.9
Total liabilities and equity	¥392,448.1			¥398,147.3			1.5%
Net interest income and interest rate spread		¥1,166.7	0.81%		¥1,244.9	0.94%		6.7%	0.13
Net interest income as a percentage of total interest-earning assets			0.81%			0.88%			0.07

Note:
(1)Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

Net interest income increased 6.7% primarily due to an increase in net foreign interest income, reflecting the impact of higher average interest rates on foreign interest-earning assets. In contrast, while domestic interest income increased 26.5% to ¥592.4 billion, domestic interest expense increased 129.7% to ¥610.5 billion mainly as a result of our taking extraordinary funding liquidity enhancement measures in response to temporary disruptions in the financial industry. Our total average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) increased 0.13 percentage points.
During the current six-month period, U.S. and Japanese interest rates were higher compared to the same period of the previous fiscal year and the Japanese yen depreciated against the U.S. dollar. As a result, the average interest rate on foreign interest-earning assets increased 2.49 percentage points to 4.88%, and foreign interest income increased 98.1%. Foreign interest expense increased 263.6% primarily as a result of a 2.82 percentage point increase in the average interest rate on foreign interest-bearing liabilities to 3.85% and the depreciation of the Japanese yen against the U.S. dollar. However, the impact of the interest rate increase on foreign interest income was larger than the impact of the interest rate increase on foreign interest expense primarily because the average balance of foreign interest-earning assets was approximately 1.5 times the average balance of foreign interest-bearing liabilities. The average balance of foreign interest-bearing liabilities decreased 3.3%, and the average balance of foreign interest-earning assets decreased 2.7%, both mainly due to the sale of MUFG Union Bank.
Domestic interest income increased 26.5% mainly due to the higher average interest rate on loans, while the average balance of domestic interest-earning assets decreased 1.7% mainly due to a decrease in interest-earning deposits in other banks and the lower fair value of available-for-sale debt securities. Domestic interest expense increased 129.7% mainly due to the higher average interest rate on call money, funds purchased, and payables under repurchase agreements and securities lending transactions as well as long-term debt and due in part to the temporary increase in domestic interest-bearing liabilities. While the average interest rate on domestic interest-earning assets increased 0.15 percentage points to 0.68%, the average interest rate on domestic interest-bearing liabilities increased 0.31 percentage points to 0.55%.
Provision for credit losses
We recorded ¥61.8 billion of provision for credit losses for the current six-month period compared to ¥97.8 billion of reversal of credit losses for the same period of the previous fiscal year. For the current six-month period, reversal of credit losses of ¥18.0 billion was recorded in the Commercial segment, while ¥47.3 billion of provision for credit losses was recorded in the Krungsri segment. The provision for credit losses in the Krungsri segment mainly related to the acquisition of consumer finance companies, including HC Philippines which we acquired in June 2023.

Non-Interest Income

	Six months ended September 30,
	2022	2023	% Change
	(in billions, except percentages)
Fees and commissions income:
Fees and commissions on deposits	¥27.8	¥18.3	(34.1)%
Fees and commissions on remittances and transfers	73.5	73.4	(0.1)
Fees and commissions on foreign trading business	35.2	36.9	4.8
Fees and commissions on credit card business	111.7	120.1	7.5
Fees and commissions on security-related services	107.5	132.8	23.6
Fees and commissions on administration and management services for investment funds	133.1	150.5	13.1
Trust fees	66.8	62.7	(6.1)
Guarantee fees	23.5	25.3	7.8
Insurance commissions	22.3	26.5	18.8
Fees and commissions on real estate business	22.0	22.4	2.0
Other fees and commissions	164.2	212.4	29.4
Total	787.6	881.3	11.9
Foreign exchange losses —net	(126.8)	(329.1)	(159.6)
Trading account losses—net:
Net profits (losses) on interest rate and other derivative contracts	60.8	(538.4)	N/M
Net losses on trading account securities, excluding derivatives	(1,427.9)	(402.3)	71.8
Total	(1,367.1)	(940.7)	31.2
Investment securities gains (losses)—net:
Net gains on sales of available-for-sale debt securities	9.8	52.6	N/M
Reversal of impairment losses (impairment losses) on available-for-sale debt securities	(299.5)	0.2	100.1
Net gains (losses) from marketable equity securities	(210.9)	690.7	N/M
Other	7.3	(0.1)	(102.8)
Total	(493.3)	743.4	250.7
Equity in earnings of equity method investees—net	186.9	214.8	14.9
Other non-interest income	38.9	86.9	123.6
Total non-interest income (loss)	¥(973.8)	¥656.6	167.4%

Non-interest income improved to ¥656.6 billion of net income mainly due to net investment securities gains and smaller net trading account losses.
Fees and commissions income
Fees and commissions income for the current six-month period increased 11.9% compared to the same period of the previous fiscal year mainly due to an increase in other fees and commissions, including financing-related fees in foreign branches of MUFG Bank, as well as an increase in fees and commissions on security-related services, including commissions on underwriting, secondary distribution of, and offering to sell to and solicitation of offers to buy from professional investors, securities in our securities subsidiaries. The decrease in fees and commissions on deposits was mainly due to the sale of MUFG Union Bank.

Net foreign exchange gains (losses)

	Six months ended September 30,
	2022	2023	% Change
	(in billions, except percentages)
Foreign exchange losses—net:
Net foreign exchange losses on derivative contracts	¥(176.3)	¥(392.8)	(122.8)%
Net foreign exchange losses on other than derivative contracts	(2,290.4)	(1,698.7)	25.8
Net foreign exchange gains related to the fair value option	2,339.9	1,762.4	(24.7)
Total	¥(126.8)	¥(329.1)	(159.6)%
Net foreign exchange gains (losses) consist of the following:
•Net foreign exchange gains (losses) on derivative contracts are net gains (losses) primarily on currency derivative instruments entered into for trading purposes.
•Net foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each reporting period. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings.
•Net foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on the translation into Japanese yen of securities under the fair value option. See Note 18 to our unaudited condensed consolidated financial statements.
Net foreign exchange losses for the current six-month period were mainly due to net foreign exchange losses on other than derivative contracts resulting from an increase in foreign exchange trading losses and higher foreign exchange translation losses on monetary liabilities denominated in foreign currencies in our commercial banking subsidiaries as the Japanese yen depreciated against other major currencies on a spot rate basis between March 31, 2023 and September 30, 2023. In addition, net foreign exchange losses on derivative contracts increased. These losses were partially mitigated by net foreign exchange gains related to the fair value option applied to foreign currency-denominated trading account securities such as U.S. Treasury bonds as the Japanese yen depreciated against the U.S. dollar from ¥133.53 to the U.S. dollar as of March 31, 2023 to ¥149.58 to the U.S. dollar as of September 30, 2023.

Net trading account profits (losses)

	Six months ended September 30,
	2022	2023	% Change
	(in billions, except percentages)
Trading account losses—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥63.7	¥(218.7)	N/M
Equity contracts	(24.2)	(267.5)	N/M
Commodity contracts	(0.1)	(0.4)	(326.0)
Credit derivatives	(1.9)	(20.3)	N/M
Other	23.3	(31.5)	(235.5)
Total	60.8	(538.4)	N/M
Net losses on trading account securities, excluding derivatives
Trading account securities	6.3	194.2	N/M
Trading account securities under the fair value option	(1,434.2)	(596.5)	58.4
Total	(1,427.9)	(402.3)	71.8
Total	¥(1,367.1)	¥(940.7)	31.2%
Trading account assets and liabilities are carried at fair value and changes in the value of trading account assets and liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:
•trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and
•trading account assets relating to the application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to the application of certain accounting rules.
Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account losses for the current six-month period.
We generally do not separate, for financial reporting purposes, customer originated trading activities from non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable financial product. Once the customer agrees to the offered price, the deal is completed, and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into an offsetting transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.
Net trading account profits (losses) consist of net profits (losses) on interest rate and other derivative contracts and net profits (losses) on trading account securities, excluding derivatives.
Net profits (losses) on interest rate and other derivative contracts are reported for net profits (losses) on derivative instruments which primarily relate to trading purpose activities and include:
•Interest rate contracts: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;
•Equity contracts: Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions;

•Commodity contracts: Commodity contracts are mainly utilized to meet customers’ demand for hedging the risks relating to commodity price fluctuations in their transactions, and to diversify our portfolio of derivative instruments held for trading purposes; and
•Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management.
Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.
Net profits (losses) on trading account securities, excluding derivatives, consist of:
•Net profits (losses) on trading account securities, which primarily consist of gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Net profits (losses) on investment securities held by certain consolidated variable interest entities, or VIEs, are included in accordance with the applicable accounting rules.
•Net profits (losses) on trading account securities under the fair value option, which are classified into trading accounts profits (losses) in accordance with certain accounting rules.
Net trading account losses for the current six-month period were smaller compared to the same period of the previous fiscal year, reflecting smaller net losses on trading account securities, excluding derivatives. During the current six-month period, long-term interest rates increased globally, and the fair value of trading account securities under the fair value option decreased at the end of September 2023, though to a less extent compared to the six months ended September 30, 2022. The increase in net profits on trading account securities was primarily due to an increase in net profits on domestic trading account securities in our securities subsidiaries. The net losses on interest rate contracts primarily reflected interest rate swap losses in our banking subsidiaries. The net losses on equity contracts mainly reflected losses on equity swaps for hedging purposes in our banking subsidiaries.
Net investment securities gains (losses)
Net investment securities gains (losses) include net gains (losses) on sales of available-for-sale debt securities, impairment losses on available-for-sale debt securities, and net gains (losses) from marketable equity securities. Impairment loss on an available-for-sale debt security is recognized as part of investment securities losses if the fair value of such security is below its amortized cost basis and (1) such debt security is held by us with the intent to sell or (2) it is more likely than not that we will be required to sell such debt security before recovering its amortized cost basis. In other circumstances where the fair value of available-for-sale debt securities is less than the amortized cost basis, we recognize the credit component of the impairment loss as part of investment securities losses, and record an allowance for credit losses to the same extent, while recording the noncredit component of the impairment loss in accumulated other comprehensive losses. Net gains (losses) from marketable equity securities include net gains (losses) on sales of marketable equity securities as well as unrealized gains (losses) on such securities.
Net investment securities gains were ¥743.4 billion for the current six-month period, compared to net investment securities losses of ¥493.3 billion for the same period of the prior fiscal year. This was mainly due to net gains from marketable equity securities reflecting higher stock prices in Japan as of September 30, 2023 compared to March 31, 2023, in contrast to the downward trend during the same period of the previous fiscal year. The reduction in impairment losses on available-for-sale debt securities also contributed positively to the net investment securities gains for the current six-month period.
Net equity in earnings of equity method investees
Net equity in earnings of equity method investees for the current six-month period was ¥214.8 billion, compared to ¥186.9 billion for the same period of the prior fiscal year which included impairment losses of our equity method investees.

Non-Interest Expense

	Six months ended September 30,
	2022	2023	% Change
	(in billions, except percentages)
Salaries and employee benefits	¥659.6	¥623.8	(5.4)%
Occupancy expenses—net	78.6	76.8	(2.3)
Fees and commissions expenses	161.8	189.7	17.2
Outsourcing expenses, including data processing	178.1	162.3	(8.9)
Depreciation of premises and equipment	34.8	35.8	2.9
Amortization of intangible assets	133.1	141.7	6.4
Insurance premiums, including deposit insurance	36.7	44.7	21.6
Communications	29.3	29.4	0.4
Taxes and public charges	51.1	52.5	2.7
Reversal of off-balance sheet credit instruments	(12.1)	(3.6)	69.9
Reversal of impairment of assets held for sale	(134.1)	—	N/M
Loss on valuation adjustment for loans held for sale held by MUFG Union Bank	209.1	—	N/M
Other non-interest expenses	156.4	202.3	29.4
Total non-interest expense	¥1,582.4	¥1,555.4	(1.7)%
Non-interest expense decreased 1.7% mainly due to the absence of the previously recorded loss on valuation adjustment for loans held for sale and decreases in salaries and employee benefits and outsourcing expenses, including data processing, partially offset by an increase in fees and commission expenses as well as an increase in other non-interest expenses, including overseas other operating expenses and the Japanese yen depreciation impact.
Loss on valuation adjustment for loans held for sale and reversal of impairment of assets held for sale were recorded for the six months ended September 30, 2022 in connection with the sale of MUFG Union Bank, which was completed in December 2022.
Salaries and employee benefits
Salaries and employee benefits decreased 5.4% mainly due to the sale of MUFG Union Bank.
Outsourcing expenses, including data processing
Outsourcing expenses, including data processing, decreased 8.9% mainly as a result of the sale of MUFG Union Bank, in connection with which professional fees including legal fees and project management costs were booked in MUFG Americas Holdings for the six months ended September 30, 2022.
Fees and commissions expenses
Fees and commissions expenses increased 17.2% mainly due to an increase in fees and commissions expenses related to the loan business and the business alliance arrangements at our securities subsidiaries.

Income Tax Expense (Benefit)

	Six months ended September 30,
	2022	2023	% Change
	(in billions, except percentages)
Income (loss) before income tax expense (benefit)	¥(1,291.7)	¥284.3	122.0%
Income tax expense (benefit)	(340.3)	15.8	104.6
Effective income tax rate	26.3%	5.6%	—
Combined normal effective statutory tax rate	30.6%	30.6%	—
Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 30.6% for the six months ended September 30, 2022 and 2023. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.
For the six months ended September 30, 2023, the effective income tax rate was 5.6%, which was 25.0 percentage points lower than the combined normal effective statutory tax rate of 30.6%. This lower effective income tax rate primarily reflected our receipt of nontaxable dividends, which resulted in a decrease of ¥37.8 billion in income tax expense and a decrease of 13.3 percentage points in the effective income tax rate for the six months ended September 30, 2023. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP. Another factor contributing to the lower effective income tax rate was foreign tax credits, which resulted in a decrease of ¥15.6 billion in income tax expense and a decrease of 5.5 percentage points in the effective income tax rate for the six months ended September 30, 2023.
For the six months ended September 30, 2022, the effective income tax rate was 26.3%, which was 4.3 percentage points lower than the combined normal effective statutory tax rate of 30.6%. This lower effective income tax rate primarily reflected an increase in valuation allowance against deferred tax assets for certain subsidiaries, which resulted in an increase of ¥80.2 billion in income tax expense and a decrease of 6.2 percentage points in the effective income tax rate for the six months ended September 30, 2022. The increase in valuation allowance included recognition of valuation allowance related to the loss which was expected on the sale of the shares in MUFG Union Bank to U.S. Bancorp. This impact was partially offset by an increase of 2.6 percentage points in the effective income tax rate resulting from our receipt of nontaxable dividends, which resulted in a decrease of ¥33.7 billion in income tax expense for the six months ended September 30, 2022.
Business Segment Analysis
We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP. For example, operating profit does not reflect items such as a component of the provision for (reversal of) credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income (loss) before income tax expense (benefit) shown on the unaudited condensed consolidated statements of operations, see Note 17 to our unaudited condensed consolidated financial statements. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented. However, in order to ensure more efficient management of resources, and to strengthen controls on profits and losses in each business group, we allocate fixed assets of both MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis to each business unit. Accordingly, such fixed assets allocated to business groups are presented below.
In addition, we made modifications to our internal management accounting rules and practices, effective April 1, 2023, including reallocation of indirect expenses to the Retail & Commercial Banking Business Group from the Digital Service Business Group as well as updates to internal booking rules relating to net revenue in the customer business groups. Corresponding adjustments were booked in Other. There was no impact of these modifications on the Global Commercial Banking Business Group and the Asset Management & Investor Services Business Group.

These modifications had the following impact on our previously reported business segment information for the six months ended September 30, 2022:
•increasing the operating profits of the Digital Service Business Group, the Retail & Commercial Banking Business Group and the Global Corporate & Investment Banking Business Group by ¥3.5 billion, ¥0.8 billion and ¥0.3 billion, respectively, and
•reducing the operating profits of Other, the Global Markets Business Group and the Japanese Corporate & Investment Banking Business Group by ¥3.0 billion, ¥1.0 billion and ¥0.6 billion, respectively.
Prior period business segment information has been restated to enable comparison between the relevant amounts for the six months ended September 30, 2022 and 2023.

	Customer Business
Six months ended September 30, 2022	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
		(in billions)
Net revenue	¥371.7	¥283.8	¥345.3	¥447.4	¥177.2	¥345.5	¥1,970.9	¥360.6	¥13.4	¥2,344.9
BK and TB(1):	127.2	194.6	277.5	27.3	53.0	247.4	927.0	225.6	23.5	1,176.1
Net interest income	106.7	90.8	153.0	27.3	5.3	114.5	497.6	604.6	57.8	1,160.0
Net fees	19.2	87.2	91.9	—	47.8	114.1	360.2	(8.6)	(30.7)	320.9
Other	1.3	16.6	32.6	—	(0.1)	18.8	69.2	(370.4)	(3.6)	(304.8)
Other than BK and TB	244.5	89.2	67.8	420.1	124.2	98.1	1,043.9	135.0	(10.1)	1,168.8
Operating expenses	259.0	227.6	165.8	305.0	123.4	168.4	1,249.2	136.3	69.8	1,455.3
Operating profit (loss)	¥112.7	¥56.2	¥179.5	¥142.4	¥53.8	¥177.1	¥721.7	¥224.3	¥(56.4)	¥889.6
Fixed assets(2)	¥147.5	¥199.1	¥157.1	¥1.2	¥13.7	¥134.5	¥653.1	¥108.7	¥541.5	¥1,303.3
Increase in fixed assets(3)	15.2	21.0	17.7	0.4	3.2	9.7	67.2	10.4	9.6	87.2
Depreciation(3)	¥5.1	¥11.0	¥18.0	¥0.1	¥2.8	¥15.5	¥52.5	¥13.3	¥8.8	¥74.6

	Customer Business
Six months ended September 30, 2023	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
		(in billions)
Net revenue	¥380.2	¥318.8	¥463.8	¥310.9	¥205.7	¥418.4	¥2,097.8	¥381.7	¥25.0	¥2,504.5
BK and TB(1):	124.3	220.0	376.8	19.6	56.8	376.6	1,174.1	229.4	106.3	1,509.8
Net interest income	106.9	115.1	237.4	19.1	6.5	195.6	680.6	119.3	86.6	886.5
Net fees	16.6	91.1	104.9	—	50.3	162.4	425.3	(9.3)	(7.2)	408.8
Other	0.8	13.8	34.5	0.5	—	18.6	68.2	119.4	26.9	214.5
Other than BK and TB	255.9	98.8	87.0	291.3	148.9	41.8	923.7	152.3	(81.3)	994.7
Operating expenses	264.2	230.8	169.4	174.9	145.7	174.1	1,159.1	149.9	117.6	1,426.6
Operating profit (loss)	¥116.0	¥88.0	¥294.4	¥136.0	¥60.0	¥244.3	¥938.7	¥231.8	¥(92.6)	¥1,077.9
Fixed assets(2)	¥172.8	¥211.0	¥161.0	¥1.3	¥22.1	¥168.4	¥736.6	¥108.4	¥531.9	¥1,376.9
Increase in fixed assets(3)	19.1	20.8	22.3	0.2	7.3	15.9	85.6	13.1	15.3	114.0
Depreciation(3)	¥7.0	¥12.0	¥21.2	¥0.1	¥4.0	¥21.8	¥66.1	¥15.5	8.6	¥90.2

Notes:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis (BK) and Mitsubishi UFJ Trust and Banking on a stand-alone basis (TB).
(2)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and the amounts correspond to premises and equipment-net, intangible assets-net and goodwill of BK and TB. Fixed assets of MUFG and other consolidated subsidiaries and Japanese GAAP consolidation adjustments amounting to ¥1,422.4 billion as of September 30, 2022 and ¥1,344.5 billion as of September 30, 2023, respectively, are not allocated to each business segment when determining the allocation of management resources and assessing performance and, therefore, such amounts are not included in the table above.
(3)These amounts are related to the fixed assets of BK and TB included in the table above.
Digital Service Business Group—Covers digital-based non-face-to-face businesses servicing “mass-segment” customers, or retail customers and small and medium-sized enterprise customers, of Mitsubishi UFJ NICOS, other consumer finance companies, and MUFG Bank in Japan. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to credit card settlement and consumer financing products and services.
Operating profit increased mainly due to increases in the consumer finance balance and credit card settlement volume in the midst of economic recovery from the COVID-19 pandemic as well as higher non-JPY deposit interest income reflecting higher interest rates.
Retail & Commercial Banking Business Group—Covers the domestic retail and commercial banking businesses. This business group mainly offers retail customers (with a strategic focus on high net-worth individuals) and small and medium-sized enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to domestic and foreign exchange settlement services and wealth management solutions, including asset management, asset and business succession transfer and real estate services.
Operating profit increased mainly driven by an increase in deposit interest income due to improved deposit spreads, by higher volume of and improved lending spreads on corporate loans, and by the growth in the solutions business largely led by leveraged buyout deals.
Japanese Corporate & Investment Banking Business Group—Covers the large Japanese corporate businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of our group companies. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to financing, investment banking, real estate and stock transfer services for large Japanese corporate customers.
Operating profit increased mainly due to an increase in interest income from lending and deposit-taking operations reflecting higher interest rates outside Japan and improved lending spreads, recovering trends in the primary securities market business, and the growth in the solutions business through efforts to strengthen deal origination.
Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of Krungsri and PT Bank Danamon Indonesia, Tbk. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region. Its revenue mainly consists of interest income from lending and deposit-taking operations and fees from remittances and transfers, consumer finance and wealth-related services for individual and small to medium-sized corporate customers of Krungsri and Bank Danamon.
Operating profit decreased due to the impact of the sale of MUFG Union Bank. However, operating profits of Krungsri and Bank Danamon increased primarily due to an increase in net interest income reflecting higher interest rates and improved lending spreads as well as loan balance growth.
Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking, MUFG Bank and First Sentier Investors. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offers investment trusts for retail customers. Its net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds.

Operating profit increased primarily due to increases in income from bundled services provided to global investors and in performance-based fees in First Sentier Investors, partially offset by expenses related to First Sentier Investors' acquisition of an alternative investment company.
Global Corporate & Investment Banking Business Group—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides large non-Japanese corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees and commissions from investment banking services and foreign exchange and derivatives transactions.
Operating profit increased mainly due to the growth in non-interest income reflecting recovering trends in the project finance and capital markets in the United States and Europe as well as the growth in interest income from lending and deposit-taking operations reflecting higher interest rates, improved lending spreads and the impact of the depreciation of the Japanese yen against other currencies.
Global Markets Business Group—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies, equities and other investment products as well as origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.
Operating profit increased mainly due to an increase in sales and trading income driven by the steady growth in flow transactions aiming to benefit from market volatility, partially offset by a decrease in income from treasury operations in the challenging interest rate environment.
Other—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.

Financial Condition
Total Assets
Our total assets as of September 30, 2023 were ¥392,246.7 billion, an increase of ¥10,511.0 billion from ¥381,735.7 billion as of March 31, 2023, mainly due to a ¥5,009.2 billion increase in trading account assets, a ¥4,425.2 billion increase in net loans, a ¥3,478.6 billion increase in call loans, funds sold and receivables under resale agreements and a ¥3,136.9 billion increase in held-to-maturity debt securities. These increases were partially offset by a ¥5,032.5 billion decrease in interest-earning deposits in other banks.

Loan Portfolio
The following table sets forth our loans outstanding, before deduction of allowance for credit losses, by class. We classify our loan portfolio into the following portfolio segments—Commercial, Residential, Card, Krungsri, and Other based on the grouping to determine the allowance for credit losses. We further classify the Commercial segment into Domestic and Foreign classes based on initial measurement attributes, risk characteristics, and method of monitoring and assessing credit risk. The Domestic Commercial segment includes commercial loans to borrowers in Japan, and the Foreign Commercial segment includes commercial loans other than those included in the Domestic Commercial, Krungsri and Other segments. The Residential segment includes housing loans to borrowers in Japan, and the Card segment includes consumer loans to borrowers in Japan. The Krungsri segment includes loans held by Krungsri and its subsidiaries. The Other segment mainly consists of Bank Danamon.

	March 31, 2023	September 30, 2023	% Change
	(in billions, except percentages)
Commercial
Domestic	¥55,626.1	¥55,326.0	(0.5)%
Foreign	42,189.7	45,980.9	9.0
Residential	12,874.9	12,597.9	(2.2)
Card	472.8	478.4	1.2
Krungsri	7,782.6	8,747.7	12.4
Other	1,410.4	1,708.4	21.1
Total(1)	120,356.5	124,839.3	3.7
Unearned income, unamortized premium—net and deferred loan fees—net	(401.0)	(436.8)	(8.9)
Total(1)	¥119,955.5	¥124,402.5	3.7%

Note:
(1)The above table includes loans held for sale of ¥967.1 billion and ¥1,055.0 billion as of March 31, 2023 and September 30, 2023, respectively, which are carried at the lower of cost or fair value.
Our total loan balance as of September 30, 2023 increased 3.7% compared to March 31, 2023. As of September 30, 2023, our total loans accounted for 31.7% of total assets, compared to 31.4% of total assets as of March 31, 2023. Our foreign commercial loan balance increased mainly due to the impact of the depreciation of the Japanese yen against the U.S. dollar and other major currencies. The loan balance of the Krungsri segment increased primarily due to the acquisition of consumer finance companies, including HC Philippines which we acquired in June 2023. As of September 30, 2023, loans, off-balance sheet credit instruments and due from banks held in relation to borrowers and counterparties that are subject to Russia country risk monitoring in accordance with our internal credit management policy amounted to approximately ¥0.22 trillion on a gross basis before taking into account any allowances.

Credit quality indicator

	March 31, 2023	September 30, 2023	% Change
	(in billions, except percentages)(1)
Commercial	¥96,848.6	¥100,251.9	3.5%
Domestic	55,538.4	55,268.1	(0.5)
Normal	53,692.9	53,614.9	(0.1)
Close Watch	1,538.3	1,392.6	(9.5)
Likely to become Bankrupt or Legally/Virtually Bankrupt	307.2	260.6	(15.2)
Foreign	41,310.2	44,983.8	8.9
Normal	40,339.7	43,879.3	8.8
Close Watch	733.7	917.5	25.0
Likely to become Bankrupt or Legally/Virtually Bankrupt	236.8	187.0	(21.0)
Residential	¥12,874.9	¥12,597.9	(2.2)%
Accrual	12,828.4	12,554.1	(2.1)
Nonaccrual	46.5	43.8	(5.8)
Card	¥472.8	¥478.4	1.2%
Accrual	405.6	408.3	0.6
Nonaccrual	67.2	70.1	4.4
Krungsri	¥7,782.6	¥8,747.7	12.4%
Performing	6,928.0	7,760.0	12.0
Under-Performing	642.9	731.8	13.8
Non-Performing	211.7	255.9	20.9
Other	¥1,410.4	¥1,708.4	21.1%
Accrual	1,380.6	1,674.6	21.3
Nonaccrual	29.8	33.8	13.2

Note:
(1)Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
We classify loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.
The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, we also conduct an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).
Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2023.
The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment and the Other segment. The accrual status of these loans is determined based on the number of delinquent payments.
Loans within the Krungsri segment are categorized as Performing, Under-Performing or Non-Performing based on their delinquency status. Loans categorized as Under-Performing generally represent those that have significant increases in credit risk since origination, including, among other things, loans that are 30 days or more past due. Loans categorized as Non-Performing generally represent those that are 90 days or more past due.
For the Commercial, Residential and Card segments, credit quality indicators as of March 31, 2023 and September 30, 2023 are based on information as of March 31, 2023 and September 30, 2023, respectively. For the Krungsri and Other segments, credit quality indicators as of March 31, 2023 and September 30, 2023 are generally based on information as of December 31, 2022 and June 30, 2023, respectively.
Allowance for credit losses

Six months ended September 30, 2022:	Commercial	Residential	Card	MUFG Americas Holdings	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥934.0	¥69.9	¥40.8	¥30.4	¥322.4	¥73.2	¥1,470.7
Provision for (reversal of) credit losses	(164.0)	(5.9)	10.3	4.7	39.4	17.7	(97.8)
Charge-offs	130.5	0.1	8.9	10.1	38.8	23.0	211.4
Recoveries collected	6.1	0.0	0.5	2.3	12.0	9.0	29.9
Net charge-offs	124.4	0.1	8.4	7.8	26.8	14.0	181.5
Other(1)	12.3	—	—	3.2	40.2	10.1	65.8
Balance at end of period	¥657.9	¥63.9	¥42.7	¥30.5	¥375.2	¥87.0	¥1,257.2

Six months ended September 30, 2023:	Commercial	Residential	Card	Krungsri	Other(2)	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥719.6	¥59.8	¥42.4	¥358.0	¥93.1	¥1,272.9
Provision for (reversal of) credit losses	(18.0)	0.4	10.3	47.3	21.8	61.8
Charge-offs	36.9	0.5	10.2	60.0	15.9	123.5
Recoveries collected	9.7	0.0	0.4	14.0	8.5	32.6
Net charge-offs	27.2	0.5	9.8	46.0	7.4	90.9
Other(1)(3)	1.6	—	(7.7)	46.0	11.1	51.0
Balance at end of period	¥676.0	¥59.7	¥35.2	¥405.3	¥118.6	¥1,294.7

Notes:
(1)Other is principally comprised of gains or losses from foreign exchange translation.
(2)For the six months ended September 30, 2023, the beginning balance and the ending balance of the Other segment in the above table includes the allowance for credit losses of ¥3.4 billion and ¥1.2 billion, respectively, which were previously included in the MUAH segment. As a result of the sale of MUFG Union Bank and an internal reorganization within the MUFG Group, which involved the transfer of loans and other assets from the MUFG Americas Holdings segment to the Foreign Commercial segment on November 14, 2022, the importance of the remaining MUFG Americas Holdings segment as a segment declined. Accordingly, the remaining MUFG Americas Holdings segment is included in the Other segment as of March 31, 2023 and September 30, 2023 and for the six months ended September 30, 2023.
(3)For the six months ended September 30, 2023, the amounts in the Other line-item include the impact of the changes in accounting principle related to the recognition and measurement of troubled debt restructurings which were adopted on April 1, 2023. This had an aggregated impact of decreasing the total amount of Other by ¥18.9 billion.
We recorded ¥61.8 billion of provision for credit losses for the six months ended September 30, 2023, compared to ¥97.8 billion of reversal of credit losses for the same period of the previous fiscal year. Our total allowance for credit losses as of September 30, 2023 was ¥1,294.7 billion, an increase of ¥21.8 billion from ¥1,272.9 billion as of March 31, 2023. The total allowance for credit losses represented 1.04% of the total loan balance as of September 30, 2023, compared to 1.06% as of March 31, 2023.
Between March 31, 2023 and September 30, 2023, the total balance of allowance for credit losses increased mainly due to provision for credit losses in the Krungsri segment. Significant trends in our portfolio segments are discussed below.
Commercial segment—We recorded ¥18.0 billion of reversal of credit losses for the six months ended September 30, 2023, compared to ¥164.0 billion of reversal of credit losses for the same period of the previous fiscal year. The reversal of credit losses for the current six-month period primarily related to a large borrower in the domestic manufacturing industry. On the other hand a qualitative reserve of ¥91.6 billion was recorded in light of the current outlook on the Russia-Ukraine situation. The ratio of loans classified as Close Watch to total loans in this segment decreased to 2.30% as of September 30, 2023 from 2.35% as of March 31, 2023. The ratio of loans classified as Likely to become Bankrupt or Legally/Virtually Bankrupt to total loans in the segment decreased to 0.45% as of September 30, 2023 from 0.56% as of March 31, 2023. The ratio of allowance for credit losses to the total loan balance in this segment decreased to 0.67% as of September 30, 2023 from 0.74% as of March 31, 2023.
Krungsri segment—We recorded ¥47.3 billion of provision for credit losses for the six months ended September 30, 2023, compared to ¥39.4 billion of provision for credit losses for the same period of the previous fiscal year. The provision recorded for the current six-month period was mainly due to the acquisition of consumer finance companies, including HC Philippines which we acquired in June 2023. The ratio of loans classified as Under-Performing or below to total loans in the segment increased to 11.29% as of September 30, 2023 from 10.98% as of March 31, 2023. The ratio of allowance for credit losses to the total loan balance in this segment increased to 4.63% as of September 30, 2023 from 4.60% as of March 31, 2023.
When there is an improvement in asset quality, reversal of credit losses is recorded in our consolidated statements of operations to maintain the allowance for credit losses at a level management deems appropriate. Although we reversed allowance for credit losses for certain loan portfolio segments in recent periods, we have historically provided for credit losses, and in future periods we may need to recognize a provision for credit losses. See “Item 3.D. Key Information—Risk Factors—Credit Risk—We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.” in our annual report on Form 20-F for the fiscal year ended March 31, 2023.

Allowance policy
We apply the current expected credit loss model that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information under Accounting Standards Codification 326 Financial Instruments - Credit Losses, to estimate credit losses. For more information on this guidance, see Note 1 to our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2023.
We maintain an allowance for credit losses to absorb expected losses on the loan portfolio. We have divided our allowance for credit losses into five portfolio segments—Commercial, Residential, Card, Krungsri and Other.
For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process, which are closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and are used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition and results of operations, historical payment experience, credit documentation, other public information and current trends.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2023.
For the Commercial and Krungsri segments, our allowance for credit losses represents an estimate of the credit losses that are expected over the life of the financial instrument or exposure and is recognized by incorporating relevant available information relating to past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses primarily consists of (1) an allowance for loans measured on a collective basis, when similar risk characteristics exist, and (2) an allowance for loans measured on an individual basis, for loans that do not share similar risk characteristics. Expected losses are calculated using quantitative models that incorporate historical loss information and economic forecast scenarios and qualitative adjustments are also implemented to account for the risks that are not adequately captured in the quantitative model or economic forecasting assumptions. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies.
For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Item 5.E. Operating and Financial Review and Prospects—Critical Accounting Estimates” and “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2023.
We maintain an allowance for credit losses on off-balance sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is included in other liabilities. We have adopted for such instruments the same methodology as that which is used in determining the allowance for credit losses on loans.
Effective April 1, 2023, we adopted new guidance on measurement of credit losses on financial instruments for loan modifications made to borrowers experiencing financial difficulty. Under the new guidance, we measure allowance for modified loans primarily using a discounted cash flow methodology that utilizes a discount rate based on the post-modification contractual interest rate, except for modified loans in the Card segment, for which allowance is measured using the collectively-assessed allowance methodology. See Notes 1 and 4 to our unaudited condensed consolidated financial statements for further information.
Nonaccrual loans
We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on, or repayment of, the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within the Commercial segment, three months or more with respect to loans within the Card, and Krungsri segments, and six months or more with respect to loans within the Residential segment.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2023.

	March 31, 2023	September 30, 2023	% Change
	(in billions, except percentages)
Commercial	¥648.5	¥538.7	(16.9)%
Domestic	401.8	336.6	(16.2)
Foreign	246.7	202.1	(18.1)
Residential	47.9	44.9	(6.3)
Card	67.2	70.1	4.4
Krungsri	211.7	255.9	20.9
Other	29.8	33.8	13.2
Total(1)	¥1,005.1	¥943.4	(6.1)%

Note:
(1)The above table does not include loans held for sale of ¥9.2 billion and ¥14.4 billion as of March 31, 2023 and September 30, 2023, respectively.
Total nonaccrual loans decreased ¥61.7 billion between March 31, 2023 and September 30, 2023, primarily due to a decrease in the balance of nonaccrual loans in the Commercial segment. This decrease mainly related to the loans to some large domestic borrowers. The increase in the Krungsri segment was mainly due to the acquisition of consumer finance companies, including HC Philippines which we acquired in June 2023.
Investment Portfolio
Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are mostly classified as available-for-sale debt securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities was 38.0% as of September 30, 2023, compared to 41.8% as of March 31, 2023. The balance of such bonds decreased as we sold a portion of our available-for-sale Japanese government bond portfolio with unrealized losses. We also sold a portion our Japanese prefectural and municipal bond portfolio with unrealized losses. On the other hand, our holding of Japanese government bonds that are classified as held-to-maturity debt securities increased between March 31, 2023 and September 30, 2023, accounting for 24.4% of the total investment securities as of September 30, 2023, compared to 22.3% as of March 31, 2023. Our total investment securities remained at the same level as those as of September 30, 2023, compared to March 31, 2023.
Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2023 and September 30, 2023, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In May 2022, we announced that we increased our target to reduce the balance of equity securities held for strategic purposes valued on an acquisition cost basis under Japanese GAAP to ¥500.0 billion within the three years ending March 31, 2024. During the two fiscal years ended March 31, 2023 and the current six-month period, we sold down an aggregate of approximately ¥379.0 billion of equity securities held in our strategic equity investment portfolio on the same acquisition cost basis. Various factors, including changes in market conditions, may affect the amount of equity securities we should sell and our ability to achieve the target as planned.

Debt Securities

	As of March 31, 2023			As of September 30, 2023			% Change
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions, except percentages)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥26,153.9	¥26,046.6	¥(107.3)	¥24,004.7	¥23,806.5	¥(198.2)	(8.2)%	(8.6)%	(84.8)%
Japanese prefectural and municipal bonds	2,773.8	2,759.9	(13.9)	1,448.5	1,436.0	(12.5)	(47.8)	(48.0)	9.3
Foreign government and official institution bonds	3,029.0	2,922.7	(106.3)	3,321.9	3,147.4	(174.5)	9.7	7.7	(64.1)
Corporate bonds	1,051.3	1,058.2	6.9	993.4	997.2	3.8	(5.5)	(5.8)	(44.3)
Mortgage-backed securities	1,110.0	1,110.3	0.3	1,190.1	1,190.3	0.2	7.2	7.2	(33.3)
Asset-backed securities	1,418.6	1,430.3	11.7	1,327.3	1,333.6	6.3	(6.4)	(6.8)	(46.8)
Other debt securities	417.8	412.8	(5.0)	469.1	461.8	(7.3)	12.3	11.9	(47.7)
Total available-for-sale debt securities	¥35,954.4	¥35,740.8	¥(213.6)	¥32,755.0	¥32,372.8	¥(382.2)	(8.9)%	(9.4)%	(78.9)%
Held-to-maturity debt securities(1)	¥21,520.1	¥21,386.2	¥(133.9)	¥24,657.0	¥24,158.1	¥(498.9)	14.6%	13.0%	(272.6)%

Note:
(1)See Note 3 to our unaudited condensed consolidated financial statements for more details.
Net unrealized losses on available-for-sale debt securities increased primarily due to increases in net unrealized losses on Japanese national government and Japanese government agency bonds and foreign government and official institution bonds as interest rates rose globally at the end of September 2023 compared to the end of March 2023.
The total amortized cost of available-for-sale debt securities decreased 8.9% reflecting decreases in our holdings of Japanese national government and Japanese government agency bonds and Japanese prefectural and municipal bonds. The amortized cost of Japanese national government and Japanese government agency bonds decreased 8.2% and the total amortized cost of Japanese prefectural and municipal bonds decreased 47.8% mainly because of sales of such bonds held by our banking subsidiaries.
The increase in amortized cost of held-to-maturity debt securities was primarily due to purchases of such bonds as part of our investment portfolio management in the rising interest rate environment.

Equity Securities

	March 31, 2023	September 30, 2023	% Change
	(in billions, except percentages)
Equity securities:
Marketable equity securities	¥4,463.6	¥5,015.9	12.4%
Nonmarketable equity securities:
Unlisted preferred securities(1)	81.9	98.9	20.8
Other(2)	380.7	462.6	21.5
Investment securities held by investment companies and brokers and dealers(3)	74.8	82.6	10.5
Total	¥5,001.0	¥5,660.0	13.2%

Notes:
(1)These securities are mainly issued by public companies, including preferred stocks issued by Morgan Stanley, and other unlisted preferred securities issued by several public companies. Those securities are primarily carried at cost.
(2)These securities are equity securities issued by unlisted companies other than unlisted preferred securities. Those securities are primarily carried at cost.
(3)These investment securities are held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and are measured at fair value.

Equity securities increased 12.4% mainly because marketable equity securities increased due to higher stock prices in Japan at the end of September, 2023 compared to the end of March, 2023. Marketable equity securities largely consist of listed equity securities in Japan.
Cash and Due from Banks, and Interest-earning Deposits in Other Banks
Cash and due from banks decreased ¥96.7 billion to ¥59,953.9 billion as of September 30, 2023 from ¥60,050.6 billion as of March 31, 2023. Interest-earning deposits in other banks decreased ¥5,032.5 billion to ¥48,957.4 billion as of September 30, 2023 from ¥53,989.9 billion as of March 31, 2023. This decrease was mainly because of a decrease in deposits of foreign branches.
Receivables under Resale Agreements
Receivables under resale agreements increased ¥2,311.4 billion to ¥16,370.4 billion as of September 30, 2023 from ¥14,059.0 billion as of March 31, 2023. This increase was mainly because of an increase in short-term funding transactions as part of our asset and liability management.
Trading Account Assets
Trading account assets increased ¥5,009.2 billion to ¥51,177.7 billion as of September 30, 2023 from ¥46,168.5 billion as of March 31, 2023. Trading account assets mainly consist of trading account securities and trading derivative assets. Trading account securities decreased ¥643.5 billion to ¥32,609.4 billion as of September 30, 2023 from ¥33,252.9 billion as of March 31, 2023 mainly due to a decrease in foreign government and official institution bonds. Trading derivative assets increased ¥5,643.6 billion to ¥18,545.3 billion as of September 30, 2023 from ¥12,901.7 billion as of March 31, 2023 mainly due to an increase in interest rate derivative assets.
Total Liabilities
As of September 30, 2023, total liabilities were ¥374,789.3 billion, an increase of ¥9,519.7 billion from ¥365,269.6 billion as of March 31, 2023. This was primarily due to an increase of ¥8,530.2 billion in deposits and an increase of ¥6,136.9 billion in trading account liabilities. These increases were partially offset by a decrease of ¥6,756.2 billion in call money, funds purchased, and payables under repurchase agreements.

Deposits
Deposits are our primary source of funds. The balance of deposits increased ¥8,530.2 billion to ¥243,807.0 billion as of September 30, 2023 from ¥235,276.8 billion as of March 31, 2023. The increase was mainly attributable to an increase in deposits in overseas offices, principally interest-bearing deposits, primarily reflecting the foreign exchange translation impact of the depreciation of the Japanese yen against other major currencies.
The total average balance of interest-bearing deposits increased ¥2,464.1 billion to ¥201,825.3 billion for the six months ended September 30, 2023 from ¥199,361.2 billion for the same period of the previous fiscal year mainly due to an increase in deposits in overseas offices as translated into Japanese yen.
Payables under Repurchase Agreements
Payables under repurchase agreements decreased ¥7,172.1 billion to ¥32,960.4 billion as of September 30, 2023 from ¥40,132.5 billion as of March 31, 2023. This decrease was mainly because of a decrease in our short-term funding needs.
Other Short-Term Borrowings
Other short-term borrowings increased ¥1,532.6 billion to ¥9,970.6 billion as of September 30, 2023 from ¥8,438.0 billion as of March 31, 2023. This increase was mainly due to an increase in foreign commercial paper borrowings.
Trading Account Liabilities
Trading account liabilities increased ¥6,136.9 billion to ¥20,315.2 billion as of September 30, 2023 from ¥14,178.3 billion as of March 31, 2023. This increase was mainly due to increases in interest rate derivatives and foreign exchange derivatives.
Long-term Debt
Long-term debt increased ¥1,385.9 billion to ¥40,457.7 billion as of September 30, 2023 from ¥39,071.8 billion as of March 31, 2023. This was primarily due to an increase of ¥513.4 billion in unsubordinated bonds and an increase of ¥506.1 billion in subordinated bonds.
The average balance of long-term debt for the six months ended September 30, 2023 was ¥38,610.5 billion, an increase of ¥3,998.0 billion from ¥34,612.5 billion for the same period of the previous fiscal year.
Sources of Funding and Liquidity
Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased to ¥240,208.1 billion for the current six-month period from ¥236,370.5 billion for the same period of the prior fiscal year. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits combined with our average total equity of ¥18,343.4 billion, funded 64.9% of our average total assets of ¥398,147.3 billion during the current six-month period. Our deposits exceeded our loans before allowance for credit losses by ¥119,404.4 billion as of September 30, 2023 compared to ¥115,321.3 billion as of March 31, 2023. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.
The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments, including various fixed and floating interest rate senior and subordinated bonds with and without maturities. The average balance of short-term borrowings for the current six-month period was ¥48,138.0 billion. The average balance of long-term debt for the current six-month period was ¥38,610.5 billion. Liquidity may also be provided by the sale of financial assets, including available-for-sale debt securities, marketable equity securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.
Our liquidity may be impaired by factors such as an inability to raise funding in financial markets, an increase in our funding costs, unexpected increases in cash or collateral requirements, an inability to sell assets or enter into or settle other transactions as planned or needed, and an inability to attract or retain deposits. See “Item 3.D. Key Information—Risk Factors—

Funding Liquidity Risk—Market liquidity and other external circumstances and an actual or perceived decline in our creditworthiness could negatively affect our ability to access and maintain liquidity” in our annual report on Form 20-F for the fiscal year ended March 31, 2023.
We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. Our major banking subsidiaries, MUFG Bank and Mitsubishi UFJ Trust and Banking, set liquidity and funding limits designed to maintain their respective requirements for funding from market sources below pre-determined levels for certain periods (e.g., one-day, two-week and one-month). They also monitor the balance of buffer assets they respectively hold, including Japanese government bonds and U.S. Treasury bonds, which can be used for cash funding even in periods of stress. In addition, they regularly perform liquidity stress testing designed to evaluate the impact of systemic market stress conditions and institution-specific stress events, including credit rating downgrades, on their liquidity positions.
We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet our liquidity requirements on a consolidated basis in stress scenarios.
We manage our funding sources by setting limits on, or targets for, our holdings of buffer assets, primarily Japanese government bonds. We also regard deposits with the Bank of Japan as buffer assets. In addition, our commercial banking subsidiaries manage their funding sources through liquidity-supplying products such as commitment lines and through a liquidity gap, or the excess of cash inflows over cash outflows.

For information on our commitments, guarantees and other off-balance sheet credit instruments, please see Note 13 to our unaudited condensed consolidated financial statements.
Liquidity Requirements for Banking Institutions in Japan
We are required to calculate and disclose our LCR calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. Starting in calendar year 2019, we are required to maintain a minimum LCR of 100%. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Liquidity Coverage Ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2023 and “Capital Adequacy—Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan” below.
Stable Funding Requirements for Banking Institutions in Japan
We are required to calculate and disclose our NSFR calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. Starting in September 2021, we are required to maintain a minimum NSFR of 100%. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Net Stable Funding Ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2023 and “Capital Adequacy—Net Stable Funding Ratios of MUFG and Major Banking Subsidiaries in Japan” below.

Total Equity
The following table presents a summary of our total equity as of March 31, 2023 and September 30, 2023:

	March 31, 2023	September 30, 2023	% Change
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3	—%
Capital surplus	4,902.2	4,895.0	(0.1)
Retained earnings	8,409.2	8,461.3	0.6
Retained earnings appropriated for legal reserve	239.6	239.6	—
Unappropriated retained earnings(1)	8,169.6	8,221.7	0.6
Accumulated other comprehensive income, net of taxes(1)	844.2	1,685.0	99.6
Treasury stock, at cost	(482.6)	(481.2)	0.3
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,763.3	¥16,650.4	5.6%
Noncontrolling interests	702.8	807.0	14.8
Total equity	¥16,466.1	¥17,457.4	6.0%
Ratio of total equity to total assets	4.31%	4.45%

Note:
(1)Fiscal years of certain subsidiaries, which end on December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous despite a three-month lag period. In connection with the sale of MUFG Union Bank, whose fiscal year ended on December 31, such difference in reporting periods was eliminated, and MUFG Union Bank's profit, loss and other comprehensive income for the period from September 1, 2022 to November 30, 2022, which was the three-month lag period preceding the sale date of December 1, 2022, were recognized as direct adjustments to retained earnings and accumulated other comprehensive income, respectively, as of March 31, 2023 (and were not reflected on the consolidated statements of operations and the consolidated statements of comprehensive income for the fiscal year ended March 31, 2023). In addition, the assets and liabilities of the MUFG Union Bank operations that were excluded from those which were transferred to U.S. Bancorp were transferred to MUFG Bank with a fiscal year end of March 31 before the sale of MUFG Union Bank, which required the reporting lag associated with such transferred assets and liabilities to be eliminated. At the time of the transfer, the three months of activity immediately preceding the transfer were recognized directly in equity. The effects of the elimination of the difference in reporting periods in connection with the sale of MUFG Union Bank and the transfer of such assets and liabilities to MUFG Bank prior to the sale resulted in a net adjustment to unappropriated retained earnings of ¥223.3 billion including Loss on valuation adjustment for loans held for sale of ¥114.1 billion and impairment of Investment securities losses of ¥143.4 billion, and to accumulated other comprehensive income (loss), net of taxes of ¥20.3 billion, which is recorded in Elimination of the difference in reporting periods of the transferred business in the consolidated statements of equity for the fiscal year ended March 31, 2023. For further information, see Note 2 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2023.
Capital Adequacy
We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can result in mandatory actions being taken by regulators that could have a direct material effect on our consolidated financial statements.
Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Ability to Meet Regulatory Capital Requirements—We may not be able to maintain our capital ratios and other regulatory ratios above minimum required levels, which could result in various regulatory actions, including the suspension of some or all of our operations.” in our annual report on Form 20-F for the fiscal year ended March 31, 2023.
We continually monitor our risk-adjusted capital ratios, leverage ratio and TLAC ratios closely, and manage our operations in consideration of the capital requirements. Factors that affect some or all of these ratios include fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, and marketable securities, and fluctuations in the value of the Japanese yen against the U.S. dollar and other foreign currencies, as well as general price levels of Japanese equity securities.
Capital Requirements for Banking Institutions in Japan
Under Japanese regulatory capital requirements, our consolidated capital components, including Common Equity Tier 1, Tier 1, and Tier 2 capital and risk-weighted assets, are calculated based on our consolidated financial statements prepared under

Japanese GAAP. Each of the consolidated and stand-alone capital components and risk-weighted assets of our banking subsidiaries in Japan is also calculated based on consolidated and non-consolidated financial statements prepared under Japanese GAAP.
As of September 30, 2023, we were required to maintain a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.1% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” in our annual report on Form 20-F for the fiscal year ended March 31, 2023.
For information on the issuances of Additional Tier 1 and Tier 2 securities, see also “Recent Developments—Issuances of Basel III-Compliant Domestic Subordinated Debt.”
Leverage Requirements for Banking Institutions in Japan
Our consolidated leverage ratio is calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. As of September 30, 2023, we were required to maintain a minimum leverage ratio of 3.75%, which is the sum of a minimum leverage ratio requirement at 3.00% plus a leverage ratio buffer equal to 50% of the G-SIB surcharge. The minimum leverage ratio on or after April 1, 2024 is expected to be raised to 3.15% plus a G-SIB leverage ratio buffer set at 50% of a G-SIB surcharge plus 0.05% while deposits with the Bank of Japan will continue to be excluded from the leverage ratio calculation. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2023.
TLAC Requirements for Banking Institutions in Japan
Our external TLAC ratios are calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the TLAC Principle published by the FSB in November 2015. External TLAC ratios are expressed as the ratio of external TLAC amount to risk-weighted assets or total exposure in accordance with the FSA guidance. We are required to maintain external TLAC ratios of 18% on a risk-weighted assets basis and 6.75% on a total exposure basis. The minimum external TLAC ratio on a total exposure basis on or after April 1, 2024 is expected to be raised to 7.10% in line with the expected increase in the minimum leverage ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form 20-F for the fiscal year ended March 31, 2023. For information on the issuances of TLAC-qualified securities, see also “Recent Developments—Issuances of TLAC Eligible Senior Debt.”

Capital Ratios, Leverage Ratio and External TLAC Ratios of MUFG
The figures underlying the amounts and ratios in the table below are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The amounts and ratios below are rounded down.

	As of March 31, 2023	Minimum ratios required(1)	As of September 30, 2023	Minimum ratios required(1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥13,280.8		¥14,176.5
Additional Tier 1	1,582.8		2,036.1
Tier 1 capital	14,863.7		16,212.7
Tier 2 capital	2,302.3		2,522.1
Total capital	¥17,166.1		¥18,734.8
Risk-weighted assets	¥123,363.3		¥133,561.4
Capital ratios:
Common Equity Tier 1 capital	10.76%	8.54%	10.61%	8.60%
Tier 1 capital	12.04	10.04	12.13	10.10
Total capital	13.91	12.04	14.02	12.10
Leverage ratio(2)	4.70	3.75	4.99	3.75
External TLAC ratios
Risk-weighted assets basis(3)	20.22	18.00	20.44	18.00
Total exposure basis(2)	9.47	6.75	10.09	6.75

Notes:
(1)The minimum capital ratios required as of March 31, 2023 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.04%. The minimum capital ratios required as of September 30, 2023 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.1%.
(2)Deposits with the Bank of Japan are excluded from the total exposure based on notification issued by the FSA.
(3)The TLAC ratio on a risk-weighted assets basis and the required minimum ratio as of March 31, 2023 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.04%. The TLAC ratio on a risk-weighted assets basis and the required minimum ratio as of September 30, 2023 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.1%.
Management believes that, as of September 30, 2023, we were in compliance with all capital adequacy requirements to which we were subject.
Our Common Equity Tier 1 capital ratio as of September 30, 2023 was lower compared to the ratio as of March 31, 2023 due to an increase in risk-weighted assets. The increase in risk-weighted assets mainly reflected the depreciation of the Japanese yen against other major currencies and an increase in the floor adjustment.
Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan
The figures underlying the ratios in the table below are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The ratios below are rounded down.

	As of March 31, 2023	As of September 30, 2023	Minimum ratios required
Consolidated:
MUFG Bank
Common Equity Tier 1 capital ratio	9.89%	9.78%	4.50%
Tier 1 capital ratio	11.04	11.17	6.00
Total capital ratio	12.58	12.70	8.00
Leverage ratio(1)	4.75	5.20	3.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	16.41	15.50	4.50
Tier 1 capital ratio	17.93	17.27	6.00
Total capital ratio	20.67	19.89	8.00
Leverage ratio(1)	7.29	6.46	3.00
Stand-alone:
MUFG Bank
Common Equity Tier 1 capital ratio	8.11	7.80	4.50
Tier 1 capital ratio	9.30	9.25	6.00
Total capital ratio	10.71	10.68	8.00
Leverage ratio(1)	4.02	4.41	3.00
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	15.74	14.58	4.50
Tier 1 capital ratio	17.11	16.21	6.00
Total capital ratio	19.60	18.61	8.00
Leverage ratio(1)	8.15	6.91	3.00

Note:
(1)Deposits with the Bank of Japan are excluded from the leverage exposure based on notification issued by the FSA.
Management believes that, as of September 30, 2023, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan
The LCRs in the table below are calculated in accordance with Basel III as adopted by the FSA for the periods indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

	Three months ended
	March 31, 2023(1)(4)	June 30, 2023(2)(4)	September 30, 2023(3)(4)
MUFG (consolidated)	152.2%	159.3%	159.5%
MUFG Bank (consolidated)	162.5	171.9	172.2
MUFG Bank (stand-alone)	166.5	176.7	176.8
Mitsubishi UFJ Trust and Banking (consolidated)	116.8	116.2	117.8
Mitsubishi UFJ Trust and Banking (stand-alone)	143.2	139.9	142.4

Notes:
(1)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2023 and March 31 2023 divided by the average amount of net cash outflows for the same sixty business days.
(2)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 3, 2023 and June 30, 2023 divided by the average amount of net cash outflows for the same sixty-two business days.
(3)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 3, 2023 and September 29, 2023 divided by the average amount of net cash outflows for the same sixty-two business days.
(4)The LCR is to be calculated as an average based on daily values in accordance with the Japanese banking regulations.
See “Sources of Funding and Liquidity.”
Net Stable Funding Ratios of MUFG and Major Banking Subsidiaries in Japan
The NSFRs in the table below are calculated in accordance with Basel III as adopted by the FSA as of the date indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

	As of March 31, 2023	As of June 30, 2023	As of September 30, 2023
MUFG (consolidated)	132.8%	127.6%	119.2%
MUFG Bank (consolidated)	146.2	140.5	132.8
MUFG Bank (stand-alone)	148.2	141.1	134.6
Mitsubishi UFJ Trust and Banking (consolidated)	128.1	118.0	121.3
Mitsubishi UFJ Trust and Banking (stand-alone)	130.7	119.5	121.6
See “Sources of Funding and Liquidity.”

Capital Requirements for Securities Firms in Japan and Overseas
We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Financial Instruments and Exchange Act of Japan and related ordinances require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operational risks. Specific guidelines are issued as a ministerial ordinance which details the definitions of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business, and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.
Capital Ratio of Mitsubishi UFJ Morgan Stanley Securities
As of September 30, 2023, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥551.4 billion represented 258.7% of the total amounts equivalent to market, counterparty credit and operational risks. As of March 31, 2023, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥550.3 billion represented 310.9% of the total amounts equivalent to market, counterparty credit and operational risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.
For further information, see Note 21 to our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2023.
Critical Accounting Estimates
Our unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP. Certain accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include our allowance for credit losses, allowance for repayment of excess interest, goodwill, and valuation of financial instruments. For a further discussion of our critical accounting estimates, see our annual report on Form 20-F for the fiscal year ended March 31, 2023.
Market Risk
To measure market risks for trading and non-trading activities, we use the VaR method which estimates changes in the market value of portfolios within a certain period by statistically analyzing past market data. The principal model used for these activities is a historical simulation, or HS, model. The HS model calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past.
VaR for Trading Activities. The VaR for our total trading activities in the six months ended September 30, 2023 measured using an HS-VaR model (holding period, one business day; confidence interval, 95%; and observation period, 250 business days) is presented in the table below. Expressed in terms of VaR, our market risk exposure as of September 30, 2023 was ¥2.76 billion, a ¥0.12 billion decrease compared to March 31, 2023 primarily due to a decrease in U.S. dollar interest rate risk. Our average daily VaR for the six months ended September 30, 2023 was ¥2.93 billion.

	VaR for Trading Activities (April 1, 2023—September 30, 2023)
Risk category	Average	Maximum(1)	Minimum(1)	September 30, 2023	March 31, 2023
	(in billions)
MUFG	¥2.93	¥3.45	¥2.21	¥2.76	¥2.88
Interest rate	2.76	3.64	2.02	2.36	2.27
Yen	1.66	2.50	1.07	1.30	1.21
U.S. Dollars	1.96	3.09	1.25	1.48	1.55
Foreign exchange	1.21	1.63	0.88	1.23	1.23
Equities	0.28	0.66	0.11	0.38	0.25
Commodities	0.00	0.00	0.00	0.00	0.00
Less diversification effect	(1.32)	—	—	(1.21)	0.87

Note:
(1)The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
The average daily VaR by quarter in the six months ended September 30, 2023 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2023	¥2.83
July–September 2023	3.02
VaR for Non-Trading Activities. The VaR for our total non-trading activities as of September 30, 2023, excluding market risks related to our strategic equity portfolio and measured using an HS-VaR model (holding period, 10 business days; confidence interval, 99%; and observation period, 701 business days), is presented in the table below. The aggregate VaR as of September 30, 2023 was ¥671.7 billion, a ¥302.3 billion decrease from March 31, 2023 primarily due to a decrease in interest rate risk.
Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 85% of our total non-trading activity market risks as of September 30, 2023.
In the six months ended September 30, 2023, the average daily interest rate VaR totaled ¥602.2 billion, with the highest recorded VaR being ¥701.5 billion and the lowest being ¥551.1 billion.
For information on our strategic equity portfolio risk management, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Risk Management of Strategic Equity Portfolio” in our annual report on Form 20-F for the fiscal year ended March 31, 2023.

	VaR for Non-Trading Activities (April 1, 2023—September 30, 2023)
Risk category	Average	Maximum(1)	Minimum(1)	September 30, 2023	March 31, 2023
	(in billions)
MUFG	¥659.0	¥751.0	¥610.4	¥671.7	¥974.0
Interest rate	602.2	701.5	551.1	607.4	923.4
Yen	289.9	345.3	235.1	314.3	332.6
U.S. Dollars	430.3	501.6	382.3	431.0	751.7
Foreign exchange	7.0	9.3	4.2	8.0	7.1
Equities(2)	93.5	104.2	84.0	96.8	85.9
Commodities	0.3	1.3	0.1	0.3	0.1
Less diversification effect	(44.0)	—	—	(40.8)	(42.5)

Notes:
(1)The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)The equities-related risk figures do not include market risk exposure from our strategic equity portfolio.

The average daily interest rate VaR by quarter in the six months ended September 30, 2023 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2023	¥599.94
July–September 2023	604.48
Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of September 30, 2023 against that as of March 31, 2023, there was a 11 percentage point increase in the Japanese yen from 29% to 40%, a 12 percentage point decrease in the U.S. dollar from 67% to 55%, and a one percentage point increase in the euro from 4% to 5%.
Backtesting. We conduct backtesting in which VaR is compared with hypothetical profits and losses on a daily basis to verify the accuracy of our VaR measurement model. In the 250 trading days ended September 30, 2023, there were no exceptions in which the measured hypothetical losses exceeded VaR. We also conduct additional backtesting using other methods, including testing VaR against actual realized and unrealized losses and testing VaR by various changing parameters such as confidence intervals and observation periods used in the model.
Stress Testing. Actual losses may exceed the value at risk obtained by the application of an HS-VaR model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model. In order to complement these weaknesses of the HS-VaR model and measure potential losses that the model is not designed to capture, we conduct stress testing, as appropriate, on our HS-VaR model for our non-trading activities by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. In addition, MUFG and its major subsidiaries measure stressed VaR for their trading activities and non-trading activities relating to foreign exchange and commodities on an aggregate basis based on a one-year observation period with the highest VaR at least in the immediately preceding ten years.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

(in millions)	March 31, 2023	September 30, 2023
ASSETS
Cash and due from banks	¥60,050,640	¥59,953,857
Interest-earning deposits in other banks	53,989,863	48,957,399
Cash, due from banks and interest-earning deposits in other banks	114,040,503	108,911,256
Call loans, funds sold, and receivables under resale agreements	15,861,426	19,339,983
Receivables under securities borrowing transactions	4,555,748	5,085,189
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥11,407,569 and ¥6,676,877 at March 31, 2023 and September 30, 2023) (including ¥19,691,210 and ¥17,278,705 at March 31, 2023 and September 30, 2023 measured at fair value under fair value option)	46,168,461	51,177,655
Investment securities:
Available-for-sale debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥6,277,947 and ¥4,866,092 at March 31, 2023 and September 30, 2023)	35,740,802	32,372,779
Held-to-maturity debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥8,264,085 and ¥6,587,489 at March 31, 2023 and September 30, 2023) (fair value of ¥21,386,156 and ¥24,158,087 at March 31, 2023 and September 30, 2023)	21,520,081	24,657,026
Equity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥724 and ¥668 at March 31, 2023 and September 30, 2023) (including ¥4,619,120 and ¥5,188,143 at March 31, 2023 and September 30, 2023 measured at fair value)	5,001,048	5,659,975
Total investment securities	62,261,931	62,689,780
Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥144,288 and ¥137,332 at March 31, 2023 and September 30, 2023)	119,955,460	124,402,512
Allowance for credit losses	(1,272,898)	(1,294,757)
Net loans	118,682,562	123,107,755
Premises and equipment—net	860,578	857,991
Customers’ acceptance liability	378,525	493,943
Intangible assets—net	1,174,223	1,240,894
Goodwill	296,772	378,323
Other assets (including net of allowance for credit losses of ¥15,918 and ¥15,003 at March 31, 2023 and September 30, 2023)	17,455,004	18,963,934
Total assets	¥381,735,733	¥392,246,703
Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs
Cash and due from banks	¥8,243	¥7,410
Interest-earning deposits in other banks	52,031	62,613
Trading account assets	1,367,928	1,308,287
Investment securities	2,076,737	2,113,141
Loans	16,598,585	17,349,257
All other assets	998,096	1,096,817
Total assets of consolidated VIEs	¥21,101,620	¥21,937,525

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

(in millions, except shares)	March 31, 2023	September 30, 2023
LIABILITIES AND EQUITY
Deposits:
Domestic offices:
Non-interest-bearing	¥35,186,603	¥35,132,859
Interest-bearing	147,716,037	149,532,407
Overseas offices, principally interest-bearing	52,374,141	59,141,701
Total deposits	235,276,781	243,806,967
Call money, funds purchased, and payables under repurchase agreements	43,570,073	36,813,919
Payables under securities lending transactions	1,137,693	1,016,655
Due to trust account and other short-term borrowings (including ¥49,555 and ¥41,058 at March 31, 2023 and September 30, 2023 measured at fair value under fair value option)	14,309,258	14,452,706
Trading account liabilities	14,178,275	20,315,164
Bank acceptances outstanding	378,525	493,943
Long-term debt (including ¥431,338 and ¥339,840 at March 31, 2023 and September 30, 2023 measured at fair value under fair value option)	39,071,755	40,457,710
Other liabilities	17,347,206	17,432,245
Total liabilities	365,269,566	374,789,309
Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock—common stock authorized, 33,000,000,000 shares; common stock issued, 12,687,710,920 shares and 12,687,710,920 shares at March 31, 2023 and September 30, 2023, with no stated value	2,090,270	2,090,270
Capital surplus	4,902,155	4,895,005
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	8,169,710	8,221,772
Accumulated other comprehensive income, net of taxes	844,192	1,685,007
Treasury stock, at cost—665,392,775 common shares and 662,903,215 common shares at March 31, 2023 and September 30, 2023	(482,552)	(481,237)
Total Mitsubishi UFJ Financial Group shareholders’ equity	15,763,346	16,650,388
Noncontrolling interests	702,821	807,006
Total equity	16,466,167	17,457,394
Total liabilities and equity	¥381,735,733	¥392,246,703
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group
Other short-term borrowings	¥45,432	¥40,145
Long-term debt	406,429	374,102
All other liabilities	163,075	81,875
Total liabilities of consolidated VIEs	¥614,936	¥496,122

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)

	Six months ended September 30,
(in millions)	2022	2023
Interest income:
Loans, including fees	¥1,201,227	¥2,011,363
Deposits in other banks	103,477	355,192
Investment securities	237,410	355,121
Trading account assets	250,571	360,921
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	30,721	193,947
Total	1,823,406	3,276,544
Interest expense:
Deposits	334,538	1,142,035
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	106,351	461,932
Due to trust account, other short-term borrowings and trading account liabilities	59,154	174,949
Long-term debt	156,629	252,757
Total	656,672	2,031,673
Net interest income	1,166,734	1,244,871
Provision for (reversal of) credit losses	(97,785)	61,772
Net interest income after provision for (reversal of) credit losses	1,264,519	1,183,099
Non-interest income:
Fees and commissions income	787,642	881,258
Foreign exchange losses —net	(126,755)	(329,089)
Trading account losses —net	(1,367,090)	(940,660)
Investment securities gains (losses) —net	(493,309)	743,395
Equity in earnings of equity method investees—net	186,906	214,835
Other non-interest income	38,856	86,876
Total	(973,750)	656,615
Non-interest expense:
Salaries and employee benefits	659,606	623,877
Occupancy expenses—net	78,602	76,784
Fees and commissions expenses	161,797	189,657
Outsourcing expenses, including data processing	178,132	162,312
Depreciation of premises and equipment	34,819	35,813
Amortization of intangible assets	133,124	141,668
Insurance premiums, including deposit insurance	36,745	44,684
Communications	29,273	29,391
Taxes and public charges	51,095	52,467
Reversal of off-balance sheet credit instruments	(12,112)	(3,646)
Reversal of impairment of assets held for sale	(134,141)	—
Loss on valuation adjustment for loans held for sale held by MUFG Union Bank	209,107	—
Other non-interest expenses	156,407	202,385
Total	1,582,454	1,555,392
Income (loss) before income tax expense (benefit)	(1,291,685)	284,322
Income tax expense (benefit)	(340,290)	15,864
Net income (loss) before attribution of noncontrolling interests	(951,395)	268,458
Net income attributable to noncontrolling interests	62,734	37,677
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(1,014,129)	¥230,781

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2022	2023
Income (loss) used for the computation of basic EPS and diluted EPS (Numerator):
Net income (loss) attributable to Mitsubishi UFJ Financial Group	¥(1,014,129)	¥230,781
Effect of dilutive instruments:
Restricted stock units and performance stock units(1)	(1,793)	(1,452)
Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥(1,015,922)	¥229,329

	Six months ended September 30,
(in thousands)	2022	2023
Shares used for the computation of basic EPS and diluted EPS (Denominator):
Weighted average common shares outstanding	12,500,816	12,037,251
Effect of dilutive instruments:
Stock acquisition rights and the common shares of MUFG under the Board Incentive Plan(1)	—	—
Weighted average common shares for diluted computation	12,500,816	12,037,251

	Six months ended September 30,
(in Yen)	2022	2023
Earnings (loss) per common share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group	¥(81.13)	¥19.17
Diluted earnings (loss) per common share—Earnings (loss) applicable to common shareholders of Mitsubishi UFJ Financial Group(1)	(81.27)	19.05
Cash dividend per common share	14.50	16.00
——————————
Note:
(1)For the six months ended September 30, 2022 and 2023, the performance-based plan under the Board Incentive Plan could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Six months ended September 30,
(in millions)	2022	2023
Net income (loss) before attribution of noncontrolling interests	¥(951,395)	¥268,458
Other comprehensive income (loss), net of tax:
Net unrealized losses on investment securities	(193,709)	(162,130)
Net debt valuation adjustments	45,485	(22,260)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	(21,360)	15
Defined benefit plans	(16,865)	48,965
Foreign currency translation adjustments	1,449,622	1,050,954
Total	1,263,173	915,544
Comprehensive income	311,778	1,184,002
Net income attributable to noncontrolling interests	62,734	37,677
Other comprehensive income attributable to noncontrolling interests	65,035	74,729
Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥184,009	¥1,071,596
See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Equity (Unaudited)

	Six months ended September 30,
(in millions, except per share amount)	2022	2023
Capital stock:
Balance at beginning of period	¥2,090,270	¥2,090,270
Balance at end of period	¥2,090,270	¥2,090,270
Capital surplus:
Balance at beginning of period	¥5,327,772	¥4,902,155
Stock-based compensation	(10,190)	(6,683)
Other—net	242	(467)
Balance at end of period	¥5,317,824	¥4,895,005
Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571
Balance at end of period	¥239,571	¥239,571
Unappropriated retained earnings:
Balance at beginning of period	¥8,172,646	¥8,169,710
Effect of adopting new guidance on troubled debt restructurings and vintage disclosures	—	13,663
Net income (loss) attributable to Mitsubishi UFJ Financial Group	(1,014,129)	230,781
Cash dividends:
Common stock—¥14.50 per share and ¥16.00 per share in 2022 and 2023	(182,921)	(192,382)
Balance at end of period	¥6,975,596	¥8,221,772
Accumulated other comprehensive income, net of taxes:
Balance at beginning of period	¥227,033	¥844,192
Net change during the period	1,198,138	840,815
Balance at end of period	¥1,425,171	¥1,685,007

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Equity (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2022	2023
Treasury stock, at cost:
Balance at beginning of period	¥(452,224)	¥(482,552)
Purchases of shares of treasury stock	(238,784)	(68)
Sales of shares of treasury stock	1,918	1,666
Net increase resulting from changes in interests in consolidated subsidiaries, consolidated VIEs, and affiliated companies	(11)	(283)
Balance at end of period	¥(689,101)	¥(481,237)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥15,359,331	¥16,650,388
Noncontrolling interests:
Balance at beginning of period	¥691,454	¥702,821
Initial subscriptions of noncontrolling interests	16	34,317
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(3,403)	(16,734)
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(12,556)	(7,405)
Decrease in noncontrolling interests related to disposition of subsidiaries	—	(817)
Net income attributable to noncontrolling interests	62,734	37,677
Dividends paid to noncontrolling interests	(15,158)	(17,351)
Other comprehensive income, net of taxes	65,035	74,729
Other—net	55	(231)
Balance at end of period	¥788,177	¥807,006
Total equity	¥16,147,508	¥17,457,394
See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
(in millions)	2022	2023
Cash flows from operating activities:
Net income (loss) before attribution of noncontrolling interests	¥(951,395)	¥268,458
Adjustments to reconcile net income (loss) before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	167,943	177,481
Provision for (reversal of) credit losses (Note 4)	(97,785)	61,772
Reversal of impairment of assets held for sale	(134,141)	—
Loss on valuation adjustment for loan held for sale	209,107	—
Investment securities (gains) losses—net	493,309	(743,395)
Foreign exchange (gains) losses—net	(182,854)	484,560
Equity in earnings of equity method investees—net	(186,906)	(214,835)
Benefit for deferred income tax expense	(541,331)	(200,007)
Increase in trading account assets, excluding foreign exchange contracts	(1,224,746)	(4,405,363)
Increase in trading account liabilities, excluding foreign exchange contracts	2,548,147	4,082,033
Increase in accrued interest receivable and other receivables	(68,686)	(138,342)
Increase (decrease) in accrued interest payable and other payables	72,278	(663,358)
Net decrease in accrued income taxes and increase in income tax receivables	(80,915)	(38,880)
Net decrease (increase) in collateral for derivative transactions	658,823	(737,229)
Other—net	(632,966)	(15,161)
Net cash provided by (used in) operating activities	47,882	(2,082,266)
Cash flows from investing activities:
Proceeds from sales of Available-for-sale debt securities (including proceeds from debt securities under the fair value option)	28,509,178	35,278,674
Proceeds from maturities of Available-for-sale debt securities (including proceeds from debt securities under the fair value option)	17,429,364	15,222,492
Purchases of Available-for-sale debt securities (including purchases of debt securities under the fair value option)	(39,576,717)	(42,823,777)
Proceeds from maturities of Held-to-maturity debt securities	44,469	226,392
Purchases of Held-to-maturity debt securities	(8,392,086)	(2,633,518)
Proceeds from sales and redemption of Equity securities (including proceeds from equity securities under the fair value option)	1,759,782	1,193,033
Acquisition of HC Consumer Finance Philippines, Inc., a subsidiary of Krungsri, net of cash acquired (Note 2)	—	(55,868)
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(1,036,709)	(1,351,798)
Net decrease (increase) in loans	(3,623,985)	1,252,246
Net increase in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(33,161)	(2,635,756)
Capital expenditures for premises and equipment	(49,054)	(47,932)
Purchases of intangible assets	(134,595)	(152,072)
Proceeds from sales of consolidated VIEs and subsidiaries—net	(28,499)	46,392
Other—net	62,856	(31,191)
Net cash provided by (used in) investing activities	(5,069,157)	3,487,317

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2022	2023
Cash flows from financing activities:
Net increase in deposits	42,228	2,421,039
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	4,545,312	(9,771,370)
Net decrease in due to trust account and other short-term borrowings	(10,018,516)	(521,193)
Proceeds from issuance of long-term debt	2,996,406	2,022,741
Repayments of long-term debt	(2,049,260)	(2,021,065)
Proceeds from sales of treasury stock	1,111	1,504
Dividends paid	(182,860)	(192,313)
Payments for acquisition of treasury stock	(238,784)	(68)
Other—net	(16,092)	(43,203)
Net cash used in financing activities	(4,920,455)	(8,103,928)
Effect of exchange rate changes on cash and cash equivalents	1,968,560	1,569,102
Net decrease in cash and cash equivalents	(7,973,170)	(5,129,775)
Cash and cash equivalents at beginning of period	111,111,544	114,044,090
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	101,684,194	108,911,256
Restricted cash included in other assets	12,622	3,059
Cash and cash equivalents reclassified as assets held for sale and included in other assets (Note 2)	1,441,558	—
Cash and cash equivalents at end of period	¥103,138,374	¥108,914,315
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥552,301	¥1,983,677
Income taxes, net of refunds	273,730	254,751
Non-cash investing and financing activities:
Assets acquired under finance lease arrangements	7,308	5,022
Assets acquired under operating lease arrangements	13,582	22,905
Reclassification of assets and liabilities in transferred business of MUFG Union Bank to assets and liabilities held for sale (Note 2)：
Assets reclassified, excluding cash and cash equivalents	1,794,976	—
Liabilities reclassified	2,592,893	—
Acquisition of HC Consumer Finance Philippines, Inc., a subsidiary of Krungsri, (Note 2)：
Fair value of assets acquired, excluding cash and cash equivalents	—	151,231
Fair value of liabilities assumed	—	95,448
See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

1. BASIS OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Description of Business
Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for MUFG Bank, Ltd. (“MUFG Bank” or “BK”), Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust and Banking” or “TB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“Mitsubishi UFJ Securities Holdings”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. Mitsubishi UFJ Securities Holdings is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 17 for more information by business segment.
Basis of Financial Statements
The accompanying condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. The accompanying condensed consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). In certain respects, the accompanying condensed consolidated financial statements reflect adjustments to conform with U.S. GAAP and therefore are not included in the consolidated financial statements issued by MUFG in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and certain of its subsidiaries in accordance with the corresponding applicable statutory requirements and accounting practices in their respective countries of incorporation. The major adjustments include those relating to (1) investment securities, (2) derivative financial instruments, (3) allowance for credit losses, (4) income taxes, (5) consolidation, (6) premises and equipment, (7) transfer of financial assets, (8) accrued severance indemnities and pension liabilities, (9) goodwill and other intangible assets and (10) lease transactions. The accompanying condensed semiannual consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2023. Certain information that would be included in annual financial statements but is not required for reporting purposes under U.S. GAAP has been omitted or condensed.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Accounting Changes
Troubled Debt Restructurings and Vintage Disclosures—In March 2022, the Financial Accounting Standards Board (“FASB”) issued new guidance which eliminates the accounting and disclosure requirements for Troubled Debt Restructurings (“TDRs”) by creditors and introduces new required disclosures for loan modifications made to borrowers experiencing financial difficulty. The guidance also amends the requirement for vintage disclosures to disclose current period gross charge-offs by year of origination. This guidance is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The guidance should be applied prospectively, except for requirements related to the recognition and measurement of TDRs, for which entities have the option to apply a modified retrospective transition method. The MUFG Group adopted the guidance on April 1, 2023, using the modified retrospective transition method on the requirements related to the recognition and measurement of TDRs, and there was no material impact on its financial position and results of operations. The allowance for modified loans is mainly measured using a discounted cash flow methodology that utilizes a discount rate based on the post-modification contractual interest rate, other than those in the Card segment, for which the allowance is measured using collectively-assessed allowance methodology.
Recently Issued Accounting Pronouncements
Fair Value Measurement of Equity Securities Subject to Contractual Sale Restriction—In June 2022, the FASB issued new guidance which clarifies the guidance when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security. The guidance also introduces new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. This guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
MUFG Group is currently evaluating what effect this guidance will have on its consolidated financial statements and related disclosures.
2. BUSINESS DEVELOPMENTS
Sale of MUFG Union Bank and Investment in Shares of U.S. Bancorp
In September 2021, the MUFG Group agreed to the sale of all shares in MUFG Union Bank, N.A. (“MUFG Union Bank”), the wholly-owned primary operating subsidiary in the United States, to U.S. Bancorp (“USB”) (hereinafter referred to as the “Share Transfer”). The businesses of MUFG Union Bank that the MUFG Group transferred to USB exclude the Global Corporate & Investment Banking (GCIB) business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that were retained by MUFG Union Bank), the Global Markets business to the extent related to the GCIB business and certain assets and liabilities. that were part of shared middle and back office functions. Under a legal agreement, the assets and liabilities of these operations were transferred to other entities within the MUFG Group prior to the Share Transfer.
The carrying amount of any assets that are not covered by the guidance on long-lived assets and included in the disposal group, is necessary to be adjusted in accordance with other applicable guidance before measuring the disposal group by lower of cost or market method. The loss amount, which was recognized through lower of cost or market method from the assets and liabilities held for sale, was ¥134,141 million and recognized during the second half of the fiscal year ended March 31, 2022. However, the fair value less cost to sell exceeded the carrying value as of September 30, 2022, and the reversal of ¥134,141 million, which is included in Reversal of impairment of assets held for sale in the condensed consolidated statements of operations through the six months ended September 30, 2022, was recognized, and as a result, the valuation allowance for assets held for sale was fully reversed as of September 30, 2022.
The business of MUFG Union Bank that was transferred to USB recorded pretax losses of ¥346,781 million for the six months ended September 30, 2022.
On December 1, 2022, the MUFG Group sold all the issued and outstanding shares of common stock of MUFG Union Bank to USB for the agreed upon consideration, received ¥754.0 billion in cash and 44,374,155 shares, ¥276.1 billion, of USB common stock representing approximately 3% of the outstanding shares subject to future closing adjustments. Additionally, the MUFG Group will receive from USB an additional ¥464.5 billion in cash within five years of the closing date, whose discounted present value at sale was ¥396.6 billion. Before the closing of the share transfer, MUFG Union Bank declared and paid a special dividend of approximately ¥636.8 billion to MUFG’s subsidiary, MUFG Americas Holdings Corporation (“MUAH”). The MUFG Group recorded a pretax gain on the sale of MUFG Union Bank of ¥557,954 million, net of cost to sell the business during the second half of the fiscal year ended March 31, 2023. The business of MUFG Union Bank that was transferred to USB had ¥13,935.6 billion in assets at sale, including ¥2,251.3 billion of interest-earning deposits in other banks, ¥3,123.3 billion of investment securities, and ¥7,567.7 billion of loans. The total amount of liabilities was ¥13,128.0 billion, including ¥11,789.9 billion of deposits. The sale of all shares of MUFG Union Bank was completed on December 1, 2022.

In August 2023, after the completion of the sale of MUFG Union Bank, MUFG Bank additionally acquired 24,000,000 shares of the common stock of USB for a purchase price of ¥136.8 billion. Following this investment, MUFG Bank’s total shareholding in USB increased to 4.39%. The proceeds received by USB for the investment were paid to MUAH to reduce the outstanding obligation due within five years of the closing date of the sale simultaneously. The repayment was not reflected on the accompanying condensed consolidated financial statements for the six months ended September 30, 2023 because the MUFG Group consolidates MUAH, based on financial information for the six months ended June 30, 2023. The six-month period of MUAH, which ends on June 30, and MUFG’s six-month period, which ends on September 30, have been treated as coterminous.
Acquisition of shares in HC Consumer Finance Philippines, Inc.
On June 1, 2023, MUFG Bank and its subsidiary, Krungsri acquired 100% of the shares of HC Consumer Finance Philippines, Inc. (“HC Philippines”) for ¥61,605 million in cash. As a result of the acquisition, Krungsri and MUFG Bank hold 75% and 25% of the shares respectively.
The MUFG group intends to strengthen its business in Southeast Asia through the establishment of business platforms in the region in collaboration with partner banks in which MUFG Bank has invested. In executing this strategy, the MUFG Group will continue striving to contribute to the growth of Southeast Asia.
The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. These fair value estimates are considered provisional and are subject to change pending the receipt of additional information in relation to closing date

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
fair values, but not to exceed a period of one year after the closing date of the acquisition. The total assets and liabilities of the acquired business were ¥130,640 million and ¥95,448 million, respectively, and the goodwill resulting from the acquisition was ¥26,328 million and allocated to the Global Commercial Banking Business Group Segment.
3. INVESTMENT SECURITIES
The following tables present the amortized cost, gross unrealized gains and losses, and fair value of Available-for-sale debt securities and Held-to-maturity debt securities at March 31, 2023 and September 30, 2023:

At March 31, 2023:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥26,153,862	¥16,510	¥123,769	¥26,046,603
Japanese prefectural and municipal bonds	2,773,750	2,063	15,872	2,759,941
Foreign government and official institution bonds	3,029,042	2,072	108,372	2,922,742
Corporate bonds	1,051,347	9,791	2,977	1,058,161
Residential mortgage-backed securities	1,110,126	569	441	1,110,254
Asset-backed securities	1,418,563	16,116	4,364	1,430,315
Other debt securities	417,755	1,873	6,842	412,786
Total	¥35,954,445	¥48,994	¥262,637	¥35,740,802
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥13,860,457	¥32,927	¥19,789	¥13,873,595
Japanese prefectural and municipal bonds	1,144,825	2,473	7,808	1,139,490
Corporate bonds	46,730	213	3	46,940
Residential mortgage-backed securities	3,913,346	13,606	105,754	3,821,198
Asset-backed securities	2,554,723	19	49,809	2,504,933
Total	¥21,520,081	¥49,238	¥183,163	¥21,386,156

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2023:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥24,004,739	¥6,628	¥204,887	¥23,806,480
Japanese prefectural and municipal bonds	1,448,520	529	13,053	1,435,996
Foreign government and official institution bonds	3,321,914	1,887	176,360	3,147,441
Corporate bonds	993,368	8,886	5,093	997,161
Residential mortgage-backed securities	1,190,027	630	335	1,190,322
Asset-backed securities	1,327,319	10,448	4,196	1,333,571
Other debt securities	469,145	1,610	8,947	461,808
Total	¥32,755,032	¥30,618	¥412,871	¥32,372,779
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥15,278,373	¥9,192	¥125,726	¥15,161,839
Japanese prefectural and municipal bonds	1,742,822	69	25,501	1,717,390
Corporate bonds	83,270	70	216	83,124
Residential mortgage-backed securities	4,785,680	—	333,444	4,452,236
Asset-backed securities	2,766,881	883	24,266	2,743,498
Total	¥24,657,026	¥10,214	¥509,153	¥24,158,087

Contractual Maturities
The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at September 30, 2023 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥2,855,090	¥2,860,151	¥21,295,450
Due from one year to five years	9,204,124	9,180,648	6,105,423
Due from five years to ten years	6,823,850	6,685,577	1,700,974
Due after ten years	5,773,962	5,431,711	3,270,932
Total	¥24,657,026	¥24,158,087	¥32,372,779

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Realized Gains and Losses
For the six months ended September 30, 2022 and 2023, gross realized gains on sales of Available-for-sale debt securities were ¥82,340 million and ¥79,165 million, respectively, and gross realized losses on sales of Available-for-sale debt securities were ¥72,520 million and ¥26,596 million, respectively.
Impairment Losses on Investment Securities
For the six months ended September 30, 2022, impairment losses on Available-for-sale debt securities of ¥299,478 million were included in Investment securities gains (losses)—net in the accompanying condensed consolidated statements of operations. These were mainly the impairment losses on the Available-for-sale debt securities held by MUFG Union Bank, which were reclassified as held for sale, and then sold on December 1, 2022.
For the six months ended September 30, 2023, impairment losses on Available-for-sale debt securities, mainly comprised of corporate bonds, were included in Investment securities gains (losses)—net in the accompanying condensed consolidated statements of operations and were not material.
For the six months ended September 30, 2022 and 2023, the MUFG Group’s Held-to-maturity debt securities were guaranteed by Japanese or U.S. government entities or agencies and had a long history of no credit losses or were rated investment grade. Based on the analysis performed, the MUFG Group has the intent and ability to hold these securities to maturity. Therefore, no credit losses were expected on these securities and no impairment loss has been recorded.
Gross Unrealized Losses and Fair Value
The following tables show the gross unrealized losses and fair value of Available-for-sale debt securities at March 31, 2023 and September 30, 2023 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2023:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥7,644,337	¥8,066	¥2,105,210	¥115,703	¥9,749,547	¥123,769	438
Japanese prefectural and municipal bonds	962,234	1,781	711,896	14,091	1,674,130	15,872	723
Foreign government and official institution bonds	858,970	18,677	1,436,798	89,695	2,295,768	108,372	118
Corporate bonds	331,411	1,800	249,088	1,177	580,499	2,977	256
Residential mortgage-backed securities	166,778	5	522,774	436	689,552	441	15
Asset-backed securities	310,388	4,170	39,806	194	350,194	4,364	32
Other debt securities	48,804	1,266	47,886	5,576	96,690	6,842	28
Total	¥10,322,922	¥35,765	¥5,113,458	¥226,872	¥15,436,380	¥262,637	1,610

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
At September 30, 2023:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥15,513,132	¥11,509	¥2,281,507	¥193,378	¥17,794,639	¥204,887	465
Japanese prefectural and municipal bonds	632,087	2,471	547,689	10,582	1,179,776	13,053	618
Foreign government and official institution bonds	414,975	16,286	2,044,973	160,074	2,459,948	176,360	112
Corporate bonds	223,396	1,646	379,043	3,447	602,439	5,093	298
Residential mortgage-backed securities	50,483	2	310,171	333	360,654	335	10
Asset-backed securities	254,849	3,647	71,708	549	326,557	4,196	26
Other debt securities	342,014	2,186	58,531	6,761	400,545	8,947	88
Total	¥17,430,936	¥37,747	¥5,693,622	¥375,124	¥23,124,558	¥412,871	1,617

Evaluating Available-for-sale Debt Securities for Impairment Losses
The following describes the nature of the MUFG Group’s Available-for-sale debt securities and the conclusions reached in determining whether impairment losses exist.
Japanese national government and Japanese government agency bonds, Japanese prefectural and municipal bonds, Foreign government and official institution bonds
As of September 30, 2023, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, no credit loss was identified as of September 30, 2023 and no impairment loss has been recorded.
Corporate bonds
As of September 30, 2023, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.
Residential mortgage-backed securities
As of September 30, 2023, unrealized losses on these securities were primarily driven by securities guaranteed by a U.S. government agency or a government-sponsored agency which are collateralized by residential mortgage loans. Unrealized losses mainly resulted from changes in interest rates and not from changes in credit quality. The MUFG Group determined through analysis that no credit loss was identified on such securities as of September 30, 2023 because the strength of the issuers’ guarantees through direct obligations or support from the U.S. government is expected to be sufficient to recover the entire amortized cost basis of these securities.
Asset-backed securities
As of September 30, 2023, unrealized losses on these securities were primarily driven by certain collateralized loan obligations (“CLOs”), highly illiquid securities for which fair values are difficult to determine. Unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the underlying collateral to

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
estimate the credit loss and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no credit loss was identified as of September 30, 2023 and no impairment loss has been recorded.
Equity Securities
The following table presents net realized gains (losses) on sales of equity securities, and net unrealized gains (losses) on equity securities still held at September 30, 2022 and 2023.

	Six months ended September 30,
	2022	2023
	(in millions)
Net gains (losses) recognized during the period(1)	¥(203,007)	¥687,966
Less:
Net gains (losses) recognized during the period on equity securities sold during the period	(214)	19,195
Net unrealized gains (losses) recognized during the reporting period still held at the reporting date	¥(202,793)	¥668,771

Note:	(1)Included in Investment securities gains (losses)—net.
Measurement Alternative of Equity Securities
The following table presents the carrying value of nonmarketable equity securities that are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes (“measurement alternative”), held at March 31, 2023 and September 30, 2023.

	March 31, 2023	September 30, 2023
	(in millions)
Measurement alternative balance	¥381,928	¥471,832
The related adjustments for these securities during the six months ended September 30, 2022 and 2023 were as follows:

	Six months ended September 30,
	2022	2023
	(in millions)
Measurement alternative impairment losses(1)(4)	¥(5,155)	¥(8,187)
Measurement alternative downward changes for observable prices(1)(2)(3)(5)	¥(440)	¥(1,567)
Measurement alternative upward changes for observable prices(1)(2)(3)(6)	¥5,090	¥783

Notes:	(1)Included in Investment securities gains (losses)—net.

(2)Under the measurement alternative, nonmarketable equity securities are carried at cost plus or minus changes resulting from observable prices in orderly transactions for the identical or a similar investment of the same issuer.

(3)The MUFG Group applied measurement alternative downward or upward changes to certain nonmarketable equity securities, resulting from observable prices in orderly transactions, such as partial repurchase and transactions by other entities.

(4)The cumulative impairment losses at March 31, 2023 and September 30, 2023 were ¥20,151 million and ¥27,784 million, respectively.
(5)The cumulative downward changes for observable prices at March 31, 2023 and September 30, 2023 were ¥1,393 million and ¥2,961 million, respectively.
(6)The cumulative upward changes for observable prices at March 31, 2023 and September 30, 2023 were ¥59,069 million and ¥59,822 million, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
4. LOANS AND ALLOWANCE FOR CREDIT LOSSES
The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, MUAH, Bank of Ayudhya Public Company Limited and its consolidated subsidiaries (“Krungsri”), and Other based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2023 for further information.
However, for the fiscal year ended March 31, 2023, the MUAH segment is included in the Other segment in the respective tables, because its importance as a segment declined as a result of the sale of MUFG Union Bank and an internal reorganization within the MUFG Group. The reorganization involved the transfer of assets, including loans of ¥2,614,535 million from the MUAH segment to the Commercial segment on November 14, 2022. See Note 2 for further information.
Total Outstanding Loans and Past Due Analysis
The table below presents total outstanding loans and past due analysis by class at March 31, 2023 and September 30, 2023.

	Past Due
At March 31, 2023:	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥6,599	¥12,485	¥19,084	¥55,519,315	¥87,659	¥55,626,058	¥2,652
Foreign	8,818	33,203	42,021	41,268,228	879,423	42,189,672	12,158
Residential	32,514	11,496	44,010	12,830,845	—	12,874,855	3,342
Card	14,992	26,587	41,579	431,263	—	472,842	—
Krungsri	188,802	136,627	325,429	7,457,206	—	7,782,635	—
Other	14,241	20,235	34,476	1,375,934	—	1,410,410	—
Total	¥265,966	¥240,633	¥506,599	¥118,882,791	¥967,082	¥120,356,472	¥18,152
Unearned income, unamortized premiums—net and deferred loan fees—net						(401,012)
Total						¥119,955,460

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Past Due
At September 30, 2023:	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥5,741	¥11,431	¥17,172	¥55,250,944	¥57,876	¥55,325,992	¥2,510
Foreign	1,339	38,029	39,368	44,944,455	997,123	45,980,946	13,183
Residential	34,298	12,879	47,177	12,550,728	—	12,597,905	4,396
Card	15,815	27,762	43,577	434,805	—	478,382	—
Krungsri	224,565	167,420	391,985	8,355,723	—	8,747,708	—
Other	18,416	29,673	48,089	1,660,317	—	1,708,406	—
Total	¥300,174	¥287,194	¥587,368	¥123,196,972	¥1,054,999	¥124,839,339	¥20,089
Unearned income, unamortized premiums—net and deferred loan fees—net						(436,827)
Total						¥124,402,512

Nonaccrual Loans
Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, MUAH, and Krungsri segments, and six months or more with respect to loans within the Residential segment. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2023 for further information.
The information on nonaccrual loans by class at March 31, 2023 and September 30, 2023 are shown below:

	Recorded Loan Balance
March 31, 2023:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)
	(in millions)
Commercial
Domestic	¥401,836	¥99,657
Foreign	246,675	65,242
Residential	47,910	3,962
Card	67,159	—
Krungsri	211,705	3,286
Other	29,848	5
Total	¥1,005,133	¥172,152

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Recorded Loan Balance
September 30, 2023:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)
	(in millions)
Commercial
Domestic	¥336,679	¥103,914
Foreign	202,085	50,016
Residential	44,874	4,177
Card	70,093	—
Krungsri	255,876	3,286
Other	33,791	9
Total	¥943,398	¥161,402

Notes:	(1)Nonaccrual loans in the above table do not include loans held for sale of ¥9,205 million and ¥14,384 million at March 31, 2023 and September 30, 2023, respectively.

(2)These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ effective interest rate, or the fair value of the collateral if the loan is a collateral-dependent loan.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table shows information regarding recognized interest income on nonaccrual loans for the six months ended September 30, 2022 and 2023:

September 30, 2022
(in millions)
Commercial
Domestic	¥10,033
Foreign	2,247
Residential	378
Card	9
MUAH	51
Krungsri	3,250
Other	2,084
Total	¥18,052

September 30, 2023
(in millions)
Commercial
Domestic	¥2,209
Foreign	3,534
Residential	276
Card	8
Krungsri	4,641
Other	1,549
Total	¥12,217
Troubled Debt Restructurings
The following table summarizes the MUFG Group’s TDRs by class for the six months ended September 30, 2022:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2022	Troubled Debt Restructurings		Troubled Debt Restructurings that Subsequently Defaulted
	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Recorded Investment
	(in millions)
Commercial(1)(3)
Domestic	¥37,312	¥37,312	¥1,830
Foreign	17,057	17,057	—
Residential(1)(3)	8,697	8,697	95
Card(2)(3)	11,408	10,934	1,410
MUAH(2)(3)	8,216	8,216	—
Krungsri(2)(3)	48,899	48,899	1,827
Other(2)	7,638	7,638	1,202
Total	¥139,227	¥138,753	¥6,364

Notes:	(1)TDRs for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)TDRs for the Card, MUAH, Krungsri and Other segments include accrual and nonaccrual loans.

(3)For the six months ended September 30, 2022, extension of the stated maturity date of loans was the primary concession type in the Commercial, Residential and Krungsri segments, reduction in the stated rate was the primary concession type in the Card segment and forbearance was the primary concession type in the MUAH segment.

A modification of terms of a loan under a TDR mainly involves: (i) a reduction in the stated interest rate applicable to the loan, (ii) an extension of the stated maturity date of the loan, (iii) a partial forgiveness of the principal of the loan, or (iv) a combination of all of these. The amount of pre-modification outstanding recorded investment and post-modification outstanding recorded investment may differ due to write-offs made as part of the concession. The impact of write-offs associated with TDRs on the MUFG Group’s results of operations for the six months ended September 30, 2022 was not material.
TDRs for the Commercial and Residential segments in the above tables include accruing loans, and do not include nonaccrual loans. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such TDRs on the outstanding recorded investment is immaterial, and the vast majority of nonaccrual TDRs have subsequently defaulted.
TDRs that subsequently defaulted in the Commercial and Residential segments in the above tables include those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.
In regards to the Card, MUAH, Krungsri and Other segments, the TDRs in the above tables represent nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccrual and accruing loans that became past due one month or more within the Card segment, 60 days or more within the MUAH segment, and six months or more within the Krungsri segment.
Historical payment defaults are one of the factors considered when projecting future cash flows in determining the allowance for credit losses for each segment.
In the Krungsri segment, TDR accounting was suspended for loan modifications, where COVID-19 related short-term modifications (i.e., six months or less) were granted to loans that were current as of the loan modification date, based on interagency statements issued by the U.S. federal bank regulatory agencies. These loan modifications included payment deferrals and reductions in

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
stated rate, and the related borrowers’ past due and nonaccrual status will not be impacted during the deferral period. Interest income will continue to be recognized over the contractual life of the loan.
Loan Modifications
The following table summarizes the MUFG Group’s loan modifications that were made to borrowers experiencing financial difficulty by class for the six months ended September 30, 2023:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2023:	Loan Modifications Made to Borrowers Experiencing Financial Difficulty		Loans Modified within 12 months of Subsequent Default
	Amortized Cost Basis at the Period End	Percentage of Total Class of Loans	Amortized Cost Basis at the Period End
	(in millions, except percentages)
Commercial(1)
Domestic
Interest rate reduction	¥2,909	0.01%	¥—
Term extension	146,968	0.27	2,676
Combination of interest rate reduction and term extension	4,774	0.01	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Foreign
Interest rate reduction	¥—	—%	¥—
Term extension	101,054	0.22	—
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Residential(1)
Interest rate reduction	¥—	—%	¥—
Term extension	8,491	0.07	60
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Card(2)
Interest rate reduction	¥—	—%	¥—
Term extension	—	—	—
Combination of interest rate reduction and term extension	12,480	2.61	1,472
Combination of term extension and principal forgiveness	121	0.03	1
All other modifications and combinations	—	—	—
Krungsri(2)
Interest rate reduction	¥389	0.00%	¥113
Term extension	193,354	2.21	1,854
Combination of interest rate reduction and term extension	2,134	0.02	122
Combination of term extension and principal forgiveness	464	0.01	834
All other modifications and combinations	884	0.01	142
Other(2)
Interest rate reduction	¥250	0.01%	¥185
Term extension	1,569	0.09	290
Combination of interest rate reduction and term extension	149	0.01	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Notes:	(1)The modified loans for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)The modified loans for the Card, Krungsri and Other segments include accrual and nonaccrual loans.
Loan modifications made to borrowers experiencing financial difficulty for the Commercial and Residential segments in the above tables include accruing loans, and do not include nonaccrual loans. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such loans on the period-ended amortized cost basis is immaterial, and the vast majority of nonaccrual modified loans have subsequently defaulted.
Loans that had a payment default during the period and had been modified to borrowers experiencing financial difficulty at the time of the modification within the previous 12 months preceding the payment default in the Commercial and Residential segments in the above tables include those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Also, the MUFG Group defines default as payment default for the purpose of the disclosure.
In regards to the Card, Krungsri and Other segments, loan modifications made to borrowers experiencing financial difficulty in the above tables represent nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccrual and accruing loans that became past due one month or more within the Card segment, and six months or more within the Krungsri segment.
Historical payment defaults are one of the factors considered when determining the allowance for credit losses, and are factored into projecting future cash flows for segments other than the Card segment, for which such default information is considered when using collectively-assessed allowance methodology.
The following table provides the financial effect of the modifications made to borrowers experiencing financial difficulty by class for the six months ended September 30, 2023:

Six months ended September 30, 2023:	Financial Effect
Commercial
Domestic
Interest rate reduction	Reduced weighted-average contractual interest rate by 0.06%
Term extension	Added a weighted-average 0.8 years to the life of loans.
Foreign
Term extension	Added a weighted-average 0.5 years to the life of loans.
Residential
Term extension	Added a weighted-average 1.3 years to the life of loans.
Card
Interest rate reduction	Reduced weighted-average contractual interest rate by 15.24%.
Term extension	Added a weighted-average 3.0 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥404 million.
Krungsri
Interest rate reduction	Reduced weighted-average contractual interest rate by 1.24%.
Term extension	Added a weighted-average 1.7 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥484 million.
Other
Interest rate reduction	Reduced weighted-average contractual interest rate by 3.40%.
Term extension	Added a weighted-average 3.0 years to the life of loans.
The following table provides the performance of loans that have been modified in the last 12 months to borrowers experiencing financial difficulty by class for the six months ended September 30, 2023:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2023:	Payment Status (Amortized Cost Basis at the Period End)
	Current	1-3 months Past Due	Greater Than 3 months Past Due
	(in millions)
Commercial(1)
Domestic	¥266,915	¥305	¥470
Foreign	108,618	—	—
Residential(1)	16,094	948	214
Card(2)	16,816	4,270	1,973
Krungsri(2)	298,694	10,727	10,783
Other(2)	4,068	591	188
Total	¥711,205	¥16,841	¥13,628

Notes:	(1)The modified loans for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)The modified loans for the Card, Krungsri and Other segments include accrual and nonaccrual loans.
The MUFG Group provided commitments to extend credit to borrowers experiencing financial difficulty that were granted modifications in the form of principal forgiveness, an interest rate reduction, or a term extension for the six months ended September 30, 2023. The amount of such commitments was ¥19,982 million at September 30, 2023. See Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2023 for further discussion of commitments to extend credit. See Note 13 for further information on balance of commitments.
Credit Quality Indicator
Credit quality indicators of loans and fiscal year of origination by class at March 31, 2023 are shown below:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At March 31, 2023:	2022	2021	2020	2019	2018	Prior
	(in millions)
Commercial:	¥32,957,651	¥10,100,587	¥8,626,319	¥5,653,421	¥4,385,807	¥9,366,641	¥25,743,172	¥15,050	¥96,848,648
Domestic	20,132,474	6,099,692	6,675,895	4,002,329	3,214,528	7,406,590	8,006,891	—	55,538,399
Normal	19,867,845	5,957,659	6,472,135	3,823,755	3,126,146	6,722,981	7,722,379	—	53,692,900
Close Watch	222,202	124,499	172,270	114,534	74,635	567,514	262,686	—	1,538,340
Likely to become Bankrupt or Legally/Virtually Bankrupt	42,427	17,534	31,490	64,040	13,747	116,095	21,826	—	307,159
Foreign	12,825,177	4,000,895	1,950,424	1,651,092	1,171,279	1,960,051	17,736,281	15,050	41,310,249
Normal	12,508,547	3,931,278	1,857,934	1,577,120	1,083,934	1,824,977	17,540,822	15,050	40,339,662
Close Watch	262,388	34,656	60,637	50,210	71,966	79,450	174,436	—	733,743
Likely to become Bankrupt or Legally/Virtually Bankrupt	54,242	34,961	31,853	23,762	15,379	55,624	21,023	—	236,844
Residential	¥688,000	¥747,161	¥607,237	¥919,359	¥811,469	¥9,077,669	¥23,960	¥—	¥12,874,855
Accrual	687,800	747,121	607,047	918,781	810,933	9,034,589	22,093	—	12,828,364
Nonaccrual	200	40	190	578	536	43,080	1,867	—	46,491
Card	¥12	¥147	¥240	¥239	¥181	¥587	¥403,687	¥67,749	¥472,842
Accrual	1	7	10	8	9	37	391,237	14,374	405,683
Nonaccrual	11	140	230	231	172	550	12,450	53,375	67,159
Krungsri	¥1,824,628	¥1,046,959	¥654,933	¥692,616	¥515,731	¥605,053	¥2,427,923	¥14,792	¥7,782,635
Performing	1,689,034	956,470	570,865	553,616	406,258	459,322	2,292,418	—	6,927,983
Under-Performing	108,770	66,555	67,504	111,435	85,928	98,103	104,652	—	642,947
Non-Performing	26,824	23,934	16,564	27,565	23,545	47,628	30,853	14,792	211,705
Other	¥551,560	¥190,786	¥108,148	¥48,867	¥19,875	¥80,252	¥410,922	¥—	¥1,410,410
Accrual	549,274	187,638	106,522	47,235	17,832	75,726	396,334	—	1,380,561
Nonaccrual	2,286	3,148	1,626	1,632	2,043	4,526	14,588	—	29,849

Credit quality indicators of loans and fiscal year of origination by class at September 30, 2023, and gross charge-offs for the six months ended September 30, 2023 are shown below:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At September 30, 2023:	2023	2022	2021	2020	2019	Prior
	(in millions)
Commercial:	¥24,683,463	¥17,014,732	¥8,183,201	¥7,037,786	¥4,794,778	¥11,556,449	¥26,933,190	¥48,340	¥100,251,939
Domestic	14,475,541	8,962,771	5,386,826	5,862,545	3,592,584	9,224,351	7,763,498	—	55,268,116
Normal	14,320,810	8,821,506	5,254,183	5,694,307	3,446,184	8,559,902	7,518,069	—	53,614,961
Close Watch	146,705	126,472	122,444	140,338	80,540	551,639	224,428	—	1,392,566
Likely to become Bankrupt or Legally/Virtually Bankrupt	8,026	14,793	10,199	27,900	65,860	112,810	21,001	—	260,589
Gross charge-offs	1,896	22,519	1,213	918	583	460	865	—	28,454
Foreign	10,207,922	8,051,961	2,796,375	1,175,241	1,202,194	2,332,098	19,169,692	48,340	44,983,823
Normal	9,976,734	7,886,252	2,769,053	1,131,884	1,070,727	2,144,663	18,851,641	48,340	43,879,294
Close Watch	179,305	145,486	27,233	25,793	113,147	122,666	303,862	—	917,492
Likely to become Bankrupt or Legally/Virtually Bankrupt	51,883	20,223	89	17,564	18,320	64,769	14,189	—	187,037
Gross charge-offs	176	330	959	401	149	—	6,474	—	8,489
Residential	¥244,078	¥673,841	¥731,671	¥591,262	¥892,586	¥9,442,305	¥22,162	¥—	¥12,597,905
Accrual	244,072	673,649	731,530	591,025	891,988	9,401,590	20,257	—	12,554,111
Nonaccrual	6	192	141	237	598	40,715	1,905	—	43,794
Gross charge-offs	—	—	—	6	18	435	—	—	459
Card	¥—	¥82	¥194	¥266	¥237	¥709	¥406,199	¥70,695	¥478,382
Accrual	—	4	6	8	7	40	393,455	14,769	408,289
Nonaccrual	—	78	188	258	230	669	12,744	55,926	70,093
Gross charge-offs	6	17	62	51	49	82	4,047	5,844	10,158
Krungsri	¥1,193,301	¥1,728,989	¥925,488	¥560,513	¥574,963	¥964,264	¥2,784,735	¥15,455	¥8,747,708
Performing	1,130,458	1,534,215	822,929	478,441	451,429	726,205	2,616,328	—	7,760,005
Under-Performing	52,188	135,884	72,846	65,469	96,467	172,772	136,201	—	731,827
Non-Performing	10,655	58,890	29,713	16,603	27,067	65,287	32,206	15,455	255,876
Gross charge-offs	358	11,594	11,552	6,355	6,036	9,473	14,649	—	60,017
Other	¥461,916	¥381,708	¥158,192	¥82,994	¥40,010	¥117,397	¥466,189	¥—	¥1,708,406
Accrual	461,455	375,823	155,147	81,668	38,720	110,971	450,831	—	1,674,615
Nonaccrual	461	5,885	3,045	1,326	1,290	6,426	15,358	—	33,791
Gross charge-offs	228	5,976	3,602	1,082	557	1,571	2,913	—	15,929

Note:	(1)Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
For a discussion and explanation of the MUFG Group’s credit quality indicator, see Note 4 to the consolidated financial statements for the fiscal year ended March 31, 2023.
For the Commercial, Residential and Card segments, credit quality indicators at March 31, 2023 and September 30, 2023 are based on information as of March 31, 2023 and September 30, 2023, respectively. For the Krungsri and Other segments, credit quality indicators at March 31, 2023 and September 30, 2023 are generally based on information as of December 31, 2022 and June 30, 2023, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Allowance for Credit Losses
Effective as of April 1, 2023, the MUFG Group adopted new guidance on measurement of credit losses on financial instruments for loan modifications made to borrowers experiencing financial difficulty.
Under the new guidance, the MUFG Group adopts a discounted cash flow methodology that utilizes a discount rate based on the post-modification contractual interest rate, other than those in the Card segment, for which the allowance is measured using collectively-assessed allowance methodology. See Note 1 for further information.
Changes in the allowance for credit losses of loans by portfolio segment for the six months ended September 30, 2022 and 2023 are shown below:

Six months ended September 30, 2022:	Commercial	Residential	Card	MUAH	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥934,086	¥69,887	¥40,768	¥30,365	¥322,386	¥73,209	¥1,470,701
Provision for (reversal of) credit losses	(164,085)	(5,867)	10,326	4,792	39,380	17,669	(97,785)
Charge-offs	130,524	110	8,867	10,083	38,792	22,991	211,367
Recoveries collected	6,096	11	431	2,270	12,028	8,989	29,825

Net charge-offs	124,428	99	8,436	7,813	26,764	14,002	181,542
Other(1)	12,307	—	—	3,191	40,167	10,198	65,863

Balance at end of period	¥657,880	¥63,921	¥42,658	¥30,535	¥375,169	¥87,074	¥1,257,237

Six months ended September 30, 2023:	Commercial	Residential	Card	Krungsri	Other (2)	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥719,589	¥59,747	¥42,469	¥358,031	¥93,062	¥1,272,898
Provision for (reversal of) credit losses	(17,974)	433	10,255	47,303	21,755	61,772
Charge-offs	36,943	459	10,158	60,017	15,929	123,506
Recoveries collected	9,720	2	393	13,959	8,491	32,565

Net charge-offs	27,223	457	9,765	46,058	7,438	90,941
Other(1)(3)	1,580	—	(7,666)	45,955	11,159	51,028

Balance at end of period	¥675,972	¥59,723	¥35,293	¥405,231	¥118,538	¥1,294,757

Notes:	(1)Other is principally comprised of gains or losses from foreign exchange translation.

(2)For the six months ended September 30, 2023, the beginning balance and the ending balance of the Other segment in the above table include the allowance for credit losses of ¥3,428 million and ¥1,151 million, respectively, which were previously included in the MUAH segment.

(3)For the six months ended September 30, 2023, Other includes the change in accounting principle related to the recognition and measurement of TDRs which was adopted on April 1, 2023. As a result of accumulating the amounts included in each segment amount, the Total includes negative of ¥18,869 million.

The MUFG Group sold ¥1,295 billion and ¥1,206 billion of loans within the Commercial segment during the six months ended September 30, 2022 and 2023, respectively.
The MUFG Group sold ¥337 billion of loans within the MUAH segment during the six months ended September 30, 2022.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Collateral Dependent Loans
The MUFG Group uses, as a practical expedient, the fair value of the collateral when recording the net carrying amounts of loans and determining the allowance for credit losses of such loans, for which the repayment is expected to be provided substantially through the operation or sale of the collateral, when the borrower is experiencing financial difficulty based on the assessment as of the reporting date.
For the Commercial, Krungsri and Other segments, collateral relating to these loans was comprised primarily of real estate, and to a lesser extent, exchange traded equity securities and deposits, etc. For the Residential segment, collateral on these loans was mainly real estate.
Other Financial Receivable
Accounts receivable-Other, which is included in Other assets in the accompanying condensed consolidated balance sheets, amounted to ¥1,794,983 million and ¥1,944,234 million as of March 31, 2023 and September 30, 2023, respectively, and were primarily comprised of receivables relating to the credit card business. The provision or reversal of the allowance for credit losses relating to the receivables was included in Non-interest expense on the condensed consolidated statements of operations. The receivables relating to the credit card business included ¥6,849 million of past due receivables (1-3 months past due receivables of ¥3,173 million and greater than 3 months past due receivables of ¥3,676 million) as of March 31, 2023, and ¥7,439 million of past due receivables (1-3 months past due receivables of ¥3,405 million and greater than 3 months past due receivables of ¥4,034 million) as of September 30, 2023, respectively. The credit quality for these receivables is primarily evaluated based on the extent of delinquency.
The outstanding balance of these account receivables are presented on a net basis after allowance for credit losses. The change of allowance for credit losses during the six months ended September 30, 2022 and 2023 is primarily due to provision or reversal of the allowance for the receivables.
There are de minimis or zero expected credit losses, for example, for lending and financing transactions, such as Interest-earning deposits in other banks, Call loans and funds sold, Receivables under resale agreements and Receivables under securities borrowing transactions because the term is short and the credit quality of the borrowers is normal.
Accrued interest receivable totaled ¥500,506 million and ¥629,985 million as of March 31, 2023 and September 30, 2023, respectively, and is included in Other assets on the condensed consolidated balance sheets.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
5. GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The table below presents the movement in the carrying amount of goodwill during the six months ended September 30, 2022 and 2023:

	Six months ended September 30,
	2022	2023
	(in millions)
Balance at beginning of period
Goodwill(1)(3)	¥1,118,889	¥889,524
Accumulated impairment losses(1)(3)	(723,492)	(592,752)
Less: Goodwill, net of accumulated impairment losses in transferred business of MUFG Union Bank(2)	(91,786)	—
	303,611	296,772
Goodwill acquired during the six months(4)	—	59,127
Foreign currency translation adjustments and other	54,093	22,424
Balance at end of period
Goodwill	1,172,982	971,075
Accumulated impairment losses	(723,492)	(592,752)
Less: Goodwill, net of accumulated impairment losses in transferred business of MUFG Union Bank(2)	¥(108,468)	¥—
	¥341,022	¥378,323

Notes:	(1)Goodwill originally recognized of ¥1,900,019 million, which has been fully impaired before April 1, 2022, is not included in the table above.

(2)Represents goodwill, net of accumulated impairment losses in transferred business of MUFG Union Bank, which is included in Other assets in the condensed consolidated balance sheets at September 30, 2022. See Note 2 for more information.

(3)For the balance at April 1, 2023, the Goodwill and Accumulated impairment losses in the above table exclude the goodwill and accumulated impairment losses previously recorded for MUFG Union Bank, which was sold during the fiscal year ended March 31, 2023. See Note 2 for further information.

(4)Goodwill acquired during the six months ended September 30, 2023 mainly relates to the acquisition of business in the Global Commercial Banking Business Group, including the acquisition of HC Philippines (See Note 2).

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Other Intangible Assets
The table below presents the net carrying amount by major class of other intangible assets at March 31, 2023 and September 30, 2023:

	March 31, 2023	September 30, 2023
	(in millions)
Intangible assets subject to amortization:
Software	¥833,297	¥887,780
Customer relationships	232,911	241,517
Core deposit intangibles	50,176	50,862
Trade names	38,771	39,647
Other	11,110	13,215
Total	1,166,265	1,233,021
Intangible assets not subject to amortization:
Other	7,958	7,873
Total	¥1,174,223	¥1,240,894

6. LEASE TRANSACTIONS
Lease transactions as a lessor
As part of its financing activities, the MUFG Group enters into leasing arrangements with customers. The MUFG Group’s leasing operations are conducted through leasing subsidiaries and consist principally of various types of data processing equipment, office equipment and transportation equipment. Sales type and direct financing leases are presented in loans. In certain cases, the MUFG Group requests lessees to deposit an amount nearly, or equal to, the residual value of leased assets.
The following table presents profit or loss of lease transactions as a lessor for the six months ended September 30, 2022 and September 30, 2023:

	September 30, 2022	September 30, 2023
	(in millions)
Sales type and direct financing leases:
Finance income on net investment	¥61,812	¥68,780
Operating leases:
Lease income	1,799	3,937
Total	¥63,611	¥72,717
Finance income on net investment is included in Interest income—Loans, including fees in the condensed consolidated statements of operations. Lease income from operating lease transactions is included in Other non-interest income in the condensed consolidated statements of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
7. PLEDGED ASSETS AND COLLATERAL
At September 30, 2023, assets mortgaged, pledged, or otherwise subject to lien were as follows:

September 30, 2023
(in millions)
Trading account securities	¥7,820,667
Investment securities	23,430,643
Loans	12,197,635
Other	22,929
Total	¥43,471,874
The above pledged assets were classified by type of liabilities to which they related as follows:

September 30, 2023
(in millions)
Deposits	¥14,911
Payables under repurchase agreements and securities lending transactions	20,906,911
Other short-term borrowings and long-term debt	22,473,103
Other	76,949
Total	¥43,471,874
At September 30, 2023, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets with a combined carrying value of ¥21,191,472 million were pledged for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions and for certain other purposes.
The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in Other short-term borrowings and Long-term debt.
At March 31, 2023 and September 30, 2023, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥2,585,837 million and ¥3,569,638 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥1,318,338 million and ¥1,561,905 million, respectively.
8. SEVERANCE INDEMNITIES AND PENSION PLANS
The following table summarizes the components of net periodic benefit costs of pension benefits, severance indemnities plans (“SIPs”) and other benefits for the six months ended September 30, 2022 and 2023:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2022	2023	2022		2023
	Pension benefits and SIPs	Pension benefits and SIPs	Pension benefits	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥20,580	¥17,788	¥8,281	¥56	¥6,141	¥30
Interest cost on projected benefit obligation	7,131	10,288	7,667	340	4,345	594
Expected return on plan assets	(42,328)	(41,218)	(18,381)	(1,338)	(5,574)	(732)
Amortization of net actuarial loss (gain)	346	925	3,896	(77)	837	584
Amortization of prior service cost	(650)	(973)	(1,607)	(212)	(435)	(208)
Loss (gain) on settlements and curtailment	(2,121)	(6,393)	—	—	974	—
Net periodic benefit cost (income)	¥(17,042)	¥(19,583)	¥(144)	¥(1,231)	¥6,288	¥268
9. OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS
The following tables present, as of March 31, 2023 and September 30, 2023, the gross and net amounts of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the condensed consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and set off collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
At March 31, 2023:				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥12,911	¥—	¥12,911	¥(9,902)	¥(690)	¥2,319
Receivables under resale agreements	16,152	(2,093)	14,059	(13,391)	(32)	636
Receivables under securities borrowing transactions	4,630	(74)	4,556	(4,478)	—	78
Total	¥33,693	¥(2,167)	¥31,526	¥(27,771)	¥(722)	¥3,033
Financial liabilities:
Derivative liabilities	¥13,833	¥—	¥13,833	¥(9,668)	¥(1,489)	¥2,676
Payables under repurchase agreements	42,172	(2,040)	40,132	(39,232)	(76)	824
Payables under securities lending transactions	1,212	(74)	1,138	(1,108)	(18)	12
Obligations to return securities received as collateral	6,892	—	6,892	(1,975)	—	4,917
Total	¥64,109	¥(2,114)	¥61,995	¥(51,983)	¥(1,583)	¥8,429

	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
At September 30, 2023:				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥18,554	¥—	¥18,554	¥(14,849)	¥(1,100)	¥2,605
Receivables under resale agreements	19,029	(2,659)	16,370	(15,670)	(9)	691
Receivables under securities borrowing transactions	5,166	(81)	5,085	(4,811)	—	274
Total	¥42,749	¥(2,740)	¥40,009	¥(35,330)	¥(1,109)	¥3,570
Financial liabilities:
Derivative liabilities	¥20,105	¥—	¥20,105	¥(14,364)	¥(2,404)	¥3,337
Payables under repurchase agreements	35,529	(2,569)	32,960	(31,587)	(124)	1,249
Payables under securities lending transactions	1,098	(81)	1,017	(986)	(11)	20
Obligations to return securities received as collateral	6,895	—	6,895	(1,437)	—	5,458
Total	¥63,627	¥(2,650)	¥60,977	¥(48,374)	¥(2,539)	¥10,064

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
10. REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS
The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2023 and September 30, 2023. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign government and official institution bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2023
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥8,593	¥23,546	¥8,393	¥1,640	¥42,172
Payables under securities lending transactions	947	191	5	69	1,212
Obligations to return securities received as collateral	5,516	642	404	330	6,892
Total	¥15,056	¥24,379	¥8,802	¥2,039	¥50,276

	September 30, 2023
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥11,525	¥12,729	¥7,680	¥3,595	¥35,529
Payables under securities lending transactions	1,015	—	6	77	1,098
Obligations to return securities received as collateral	6,233	256	127	279	6,895
Total	¥18,773	¥12,985	¥7,813	¥3,951	¥43,522

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Secured borrowing by the class of collateral pledged at March 31, 2023 and September 30, 2023 was as follows:

	March 31, 2023
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥13,280	¥577	¥3,956	¥17,813
Foreign government and official institution bonds	17,618	9	1,122	18,749
Corporate bonds	657	70	400	1,127
Residential mortgage-backed securities	9,650	—	—	9,650
Other debt securities	552	—	46	598
Marketable equity securities	367	556	1,368	2,291
Other	48	—	—	48
Total	¥42,172	¥1,212	¥6,892	¥50,276

	September 30, 2023
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥12,686	¥254	¥4,013	¥16,953
Foreign government and official institution bonds	13,357	7	965	14,329
Corporate bonds	908	77	354	1,339
Residential mortgage-backed securities	7,563	—	—	7,563
Other debt securities	454	—	43	497
Marketable equity securities	534	735	1,520	2,789
Other	27	25	—	52
Total	¥35,529	¥1,098	¥6,895	¥43,522

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
11. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following table presents the changes in Accumulated other comprehensive income (loss) (“Accumulated OCI”), net of tax and net of noncontrolling interests, for the six months ended September 30, 2022 and 2023:

	Six months ended September 30,
	2022	2023
	(in millions)
Accumulated other comprehensive income (loss), net of taxes:
Net unrealized losses on investment securities:
Balance at beginning of period	¥(674,230)	¥(883,466)
Net change during the period	(218,267)	(157,542)
Balance at end of period	¥(892,497)	¥(1,041,008)
Net debt valuation adjustments:
Balance at beginning of period	¥(14,538)	¥3,268
Net change during the period	45,485	(22,260)
Balance at end of period	¥30,947	¥(18,992)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Balance at beginning of period	¥5,969	¥594
Net change during the period	(21,686)	13
Balance at end of period	¥(15,717)	¥607
Defined benefit plans:
Balance at beginning of period	¥29,124	¥8,304
Net change during the period	(16,948)	48,926
Balance at end of period	¥12,176	¥57,230
Foreign currency translation adjustments:
Balance at beginning of period	¥880,708	¥1,715,492
Net change during the period	1,409,554	971,678
Balance at end of period	¥2,290,262	¥2,687,170
Balance at end of period	¥1,425,171	¥1,685,007

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the six months ended September 30, 2022 and 2023:

	Six months ended September 30,
	2022			2023
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized losses on investment securities	¥(534,655)	¥132,963	¥(401,692)	¥(147,389)	¥23,204	¥(124,185)
Reclassification adjustment for losses (gains) included in net income (loss) before attribution of noncontrolling interests	296,064	(88,081)	207,983	(51,965)	14,020	(37,945)
Net change	(238,591)	44,882	(193,709)	(199,354)	37,224	(162,130)
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			24,558			(4,588)
Net unrealized losses on investment securities attributable to Mitsubishi UFJ Financial Group			(218,267)			(157,542)
Net debt valuation adjustments:
Net debt valuation adjustments	65,470	(20,047)	45,423	(32,387)	9,917	(22,470)
Reclassification adjustment for losses included in net income (loss) before attribution of noncontrolling interests	89	(27)	62	302	(92)	210
Net change	65,559	(20,074)	45,485	(32,085)	9,825	(22,260)
Net debt valuation adjustments attributable to noncontrolling interests			—			—
Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			45,485			(22,260)
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	(22,892)	6,571	(16,321)	3,029	(599)	2,430
Reclassification adjustment for gains included in net income (loss) before attribution of noncontrolling interests	(6,701)	1,662	(5,039)	(3,013)	598	(2,415)
Net change	(29,593)	8,233	(21,360)	16	(1)	15
Net unrealized gains on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			326			2
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			(21,686)			13
Defined benefit plans:
Defined benefit plans	(23,354)	6,682	(16,672)	75,036	(22,992)	52,044
Reclassification adjustment for gains included in net income (loss) before attribution of noncontrolling interests	(443)	250	(193)	(4,612)	1,533	(3,079)
Net change	(23,797)	6,932	(16,865)	70,424	(21,459)	48,965
Defined benefit plans attributable to noncontrolling interests			83			39
Defined benefit plans attributable to Mitsubishi UFJ Financial Group			(16,948)			48,926
Foreign currency translation adjustments:
Foreign currency translation adjustments	1,654,830	(196,704)	1,458,126	1,200,624	(146,735)	1,053,889
Reclassification adjustment for gains included in net income (loss) before attribution of noncontrolling interests	(12,257)	3,753	(8,504)	(4,231)	1,296	(2,935)
Net change	1,642,573	(192,951)	1,449,622	1,196,393	(145,439)	1,050,954
Foreign currency translation adjustments attributable to noncontrolling interests			40,068			79,276
Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			1,409,554			971,678
Other comprehensive income attributable to Mitsubishi UFJ Financial Group			¥1,198,138			¥840,815

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying condensed consolidated statements of operations for the six months ended September 30, 2022 and 2023:

	Six months ended September 30,
	2022	2023
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the consolidated statements of operations
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale debt securities	¥(9,738)	¥(52,655)	Investment securities gains (losses)—net
Impairment losses on investment securities	299,281	2	Investment securities gains (losses)—net
Other	6,521	688
	296,064	(51,965)	Total before tax
	(88,081)	14,020	Income tax expense (benefit)
	¥207,983	¥(37,945)	Net of tax
Net debt valuation adjustments	¥89	¥302	Equity in earnings of equity method investees—net
	89	302	Total before tax
	(27)	(92)	Income tax expense (benefit)
	¥62	¥210	Net of tax
Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Interest rate contracts	¥(5,173)	¥—	Interest income on Loans, including fees
Foreign exchange contracts	(1,528)	(3,013)	Interest expense on Long-term debt or Foreign exchange losses—net
	(6,701)	(3,013)	Total before tax
	1,662	598	Income tax expense (benefit)
	¥(5,039)	¥(2,415)	Net of tax
Defined benefit plans
Net actuarial loss(1)	¥4,165	¥2,346	Other non-interest expenses
Prior service cost(1)	(2,469)	(1,616)	Other non-interest expenses
Gain on settlements and curtailment, and other(1)	(2,139)	(5,342)	Other non-interest expenses
	(443)	(4,612)	Total before tax
	250	1,533	Income tax expense (benefit)
	¥(193)	¥(3,079)	Net of tax
Foreign currency translation adjustments	¥(12,257)	¥(4,231)	Other non-interest income
	(12,257)	(4,231)	Total before tax
	3,753	1,296	Income tax expense (benefit)
	¥(8,504)	¥(2,935)	Net of tax
Total reclassifications for the period	¥276,752	¥(63,519)	Total before tax
	(82,443)	17,355	Income tax expense (benefit)
	¥194,309	¥(46,164)	Net of tax

Note:	(1)	These Accumulated OCI components are components of net periodic benefit cost. See Note 8 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
12. DERIVATIVE FINANCIAL INSTRUMENTS
The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2023 for a further discussion of the MUFG Group’s use of derivative instruments. During the six months ended September 30, 2023, there was no change in the MUFG Group’s use of derivative instruments that had a material impact on the MUFG Group’s financial position and results of operations.
Notional Amounts of Derivative Contracts
The following table summarizes the notional amounts of derivative contracts at March 31, 2023 and September 30, 2023:

	Notional amounts(1)
	March 31, 2023	September 30, 2023
	(in trillions)
Interest rate contracts	¥1,625.6	¥1,742.9
Foreign exchange contracts	307.4	322.4
Equity contracts	5.3	6.0
Commodity contracts	0.1	0.2
Credit derivatives	11.5	6.7
Other	3.2	3.3
Total	¥1,953.1	¥2,081.5

Note:	(1)Includes both written and purchased positions.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Impact of Derivatives on the Condensed Consolidated Balance Sheets
The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s condensed consolidated balance sheets at March 31, 2023 and September 30, 2023:

	Fair value of derivative instruments
	March 31, 2023(1)(5)			September 30, 2023(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥7,445	¥—	¥7,445	¥11,151	¥—	¥11,151
Foreign exchange contracts	5,276	5	5,281	7,176	8	7,184
Equity contracts	90	—	90	150	—	150
Commodity contracts	10	—	10	19	—	19
Credit derivatives	80	—	80	50	—	50
Other(6)	5	—	5	—	—	—
Total derivative assets	¥12,906	¥5	¥12,911	¥18,546	¥8	¥18,554
Derivative liabilities:
Interest rate contracts	¥8,697	¥—	¥8,697	¥12,809	¥—	¥12,809
Foreign exchange contracts	5,018	—	5,018	7,202	—	7,202
Equity contracts	128	—	128	125	—	125
Commodity contracts	10	—	10	19	—	19
Credit derivatives	90	—	90	72	—	72
Other(6)	(110)	—	(110)	(122)	—	(122)
Total derivative liabilities	¥13,833	¥—	¥13,833	¥20,105	¥—	¥20,105

Notes:
(1)The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.

(2)The derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes, and are presented in Trading account assets and liabilities except for (6).

(3)The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by certain subsidiaries. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying condensed consolidated balance sheets.

(4)This table does not include contracts with embedded derivatives for which the fair value option has been elected.

(5)For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2023.

(6)Other mainly includes bifurcated embedded derivatives carried at fair value, which are presented in Loans, Deposits and Long-term debt.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Impact of Derivatives on the Condensed Consolidated Statements of Operations
The following table provides more detailed information regarding the derivative-related impact on the accompanying condensed consolidated statements of operations for the six months ended September 30, 2022 and 2023:

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Six months ended September 30, 2022:
Interest rate contracts	¥—	¥64	¥64
Foreign exchange contracts	(168)	—	(168)
Equity contracts	—	(24)	(24)
Credit derivatives	—	(2)	(2)
Other(1)	(8)	23	15
Total	¥(176)	¥61	¥(115)
Six months ended September 30, 2023:
Interest rate contracts	¥—	¥(219)	¥(219)
Foreign exchange contracts	(385)	—	(385)
Equity contracts	—	(268)	(268)
Credit derivatives	—	(20)	(20)
Other(1)	(8)	(32)	(40)
Total	¥(393)	¥(539)	¥(932)

Note:	(1)Other mainly includes bifurcated embedded derivatives carried at fair value, which are presented in Loans, Deposits and Long-term debt.
Credit Derivatives
The MUFG Group enters into credit derivatives to manage its credit risk exposure, to facilitate client transactions, and for proprietary trading purposes, under which they provide the counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2023 for a more detailed explanation and discussion of credit derivatives.
The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2023 and September 30, 2023:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2023:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥616,504	¥2,222,393	¥529,796	¥3,368,693	¥(30,117)
Non-investment grade	163,982	313,135	48,177	525,294	13,477
Total	780,486	2,535,528	577,973	3,893,987	(16,640)
Index and basket credit default swaps :
Investment grade(2)	—	217,259	1,596	218,855	(1,266)
Non-investment grade	37,359	599,638	6,200	643,197	(7,121)
Not rated	—	435,452	3,192	438,644	(3,329)
Total	37,359	1,252,349	10,988	1,300,696	(11,716)
Total credit default swaps sold	¥817,845	¥3,787,877	¥588,961	¥5,194,683	¥(28,356)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At September 30, 2023:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥321,667	¥925,277	¥327,235	¥1,574,179	¥(13,488)
Non-investment grade	103,022	188,539	21,298	312,859	3,810
Total	424,689	1,113,816	348,533	1,887,038	(9,678)
Index and basket credit default swaps :
Investment grade(2)	56,000	905,146	18,281	979,427	(9,869)
Non-investment grade	—	—	—	—	—
Not rated	2,876	—	—	2,876	(12)
Total	58,876	905,146	18,281	982,303	(9,881)
Total credit default swaps sold	¥483,565	¥2,018,962	¥366,814	¥2,869,341	¥(19,559)

Notes:	(1)Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥27 billion and ¥4,880 billion, respectively, at March 31, 2023, and approximately ¥17 billion and ¥2,577 billion, respectively, at September 30, 2023.
Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.
Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features
Certain derivative instruments held by the MUFG Group contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2023 and September 30, 2023 was approximately ¥0.8 trillion and ¥0.9 trillion, respectively, for which the MUFG Group

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
has posted collateral of approximately ¥222 billion and ¥338 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥70 billion and ¥116 billion, respectively, as of March 31, 2023 and ¥72 billion and ¥165 billion, respectively, as of September 30, 2023.
13. OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS
Obligations under Guarantees
The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2023. The table below presents the contractual or notional amounts of such guarantees at March 31, 2023 and September 30, 2023:

	March 31, 2023	September 30, 2023
	(in billions)
Standby letters of credit and financial guarantees	¥4,975	¥5,087
Performance guarantees	4,179	4,697
Derivative instruments(1)(2)	48,363	53,415
Liabilities of trust accounts	17,139	21,703
Other	85	76
Total	¥74,741	¥84,978

Notes:	(1)Credit derivatives sold by the MUFG Group are excluded from this presentation.
(2)Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps.
Performance Risk
The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default with its loan portfolio. The MUFG Group’s credit rating system is consistent with both the method of evaluating credit risk under Basel III and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following tables.
Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2023 and September 30, 2023. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At March 31, 2023:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(1)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥4,975	¥4,819	¥78	¥17	¥61
Performance guarantees	4,179	4,066	53	29	31
Total	¥9,154	¥8,885	¥131	¥46	¥92

At September 30, 2023:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(1)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥5,087	¥4,972	¥88	¥10	¥17
Performance guarantees	4,697	4,598	35	27	37
Total	¥9,784	¥9,570	¥123	¥37	¥54

Note:
(1)See Notes of the tables regarding “the maximum potential amount of future payments classified based upon internal credit ratings” in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2023.

The guarantees that the MUFG Group does not classify based upon internal credit ratings are described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2023.
Other Off-balance Sheet Instruments
In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for other purposes as described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2023. The table below presents the contractual amounts with regard to such instruments at March 31, 2023 and September 30, 2023:

	March 31, 2023	September 30, 2023
	(in billions)
Commitments to extend credit	¥88,631	¥92,387
Commercial letters of credit	871	894
Commitments to make investments	705	712

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
14. CONTINGENT LIABILITIES
Repayment of Excess Interest
The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥12,113 million and ¥9,070 million as of March 31, 2023 and September 30, 2023, respectively. Provision (reversal) related to the allowance for the six months ended September 30, 2022 and 2023 were not material.
Litigation
In the ordinary course of business, the MUFG Group is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, the MUFG Group establishes an accrued liability for loss contingencies arising from litigation and regulatory matters when they are determined to be probable in their occurrence and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows. Additionally, management believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to the MUFG Group’s financial position, results of operations or cash flows.
15. VARIABLE INTEREST ENTITIES
In the normal course of business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets, and trust arrangements.
See Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2023 for further information about the MUFG Group’s involvements with VIEs.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying condensed consolidated balance sheets at March 31, 2023 and September 30, 2023:

Consolidated VIEs	Consolidated assets
At March 31, 2023:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,388,845	¥71,649	¥34,521	¥47,606	¥1,027,862	¥6,185,514	¥21,693
Investment funds	1,331,962	—	46,157	359,777	65,204	—	860,824
Special purpose entities created for structured financing	248,952	—	2,593	8,624	—	135,606	102,129
Repackaged instruments	243,513	7,882	—	167,007	53,617	15,007	—
Securitization of the MUFG Group’s assets	10,389,398	—	1,434	—	—	10,371,275	16,689
Trust arrangements	8,176,795	—	—	833,864	1,514,530	5,828,397	4
Other	62,109	584	3,952	14,606	16,159	2,822	23,986
Total consolidated assets before elimination	27,841,574	80,115	88,657	1,431,484	2,677,372	22,538,621	1,025,325
The amounts eliminated in consolidation	(6,739,954)	(71,872)	(36,626)	(63,556)	(600,635)	(5,940,036)	(27,229)
Total consolidated assets	¥21,101,620	¥8,243	¥52,031	¥1,367,928	¥2,076,737	¥16,598,585	¥998,096

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,364,030	¥—	¥5,587,813	¥1,367,234	¥408,983
Investment funds	830,751	—	817,292	7,407	6,052
Special purpose entities created for structured financing	127,768	—	—	109,352	18,416
Repackaged instruments	245,829	—	—	230,285	15,544
Securitization of the MUFG Group’s assets	10,418,160	—	—	10,154,662	263,498
Trust arrangements	8,176,907	6,408,837	840,690	—	927,380
Other	56,902	—	1,456	31,900	23,546
Total consolidated liabilities before elimination	27,220,347	6,408,837	7,247,251	11,900,840	1,663,419
The amounts eliminated in consolidation	(16,102,106)	(302)	(3,696,647)	(11,469,378)	(935,779)
The amount of liabilities with recourse to the general credit of the MUFG Group	(10,503,305)	(6,408,535)	(3,505,172)	(25,033)	(564,565)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥614,936	¥—	¥45,432	¥406,429	¥163,075

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Consolidated VIEs	Consolidated assets
At September 30, 2023:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,732,815	¥77,234	¥30,077	¥68,683	¥969,899	¥6,539,924	¥46,998
Investment funds	1,467,112	901	116,379	327,950	73,117	—	948,765
Special purpose entities created for structured financing	250,614	—	3,293	8,071	—	147,264	91,986
Repackaged instruments	288,371	7,132	—	136,973	129,266	15,000	—
Securitization of the MUFG Group’s assets	10,786,948	—	1,431	—	—	10,766,601	18,916
Trust arrangements	8,770,532	—	—	840,042	1,524,982	6,405,502	6
Other	67,548	499	3,794	24,726	16,249	2,597	19,683
Total consolidated assets before elimination	29,363,940	85,766	154,974	1,406,445	2,713,513	23,876,888	1,126,354
The amounts eliminated in consolidation	(7,426,415)	(78,356)	(92,361)	(98,158)	(600,372)	(6,527,631)	(29,537)
Total consolidated assets	¥21,937,525	¥7,410	¥62,613	¥1,308,287	¥2,113,141	¥17,349,257	¥1,096,817

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,697,001	¥—	¥5,880,073	¥1,362,328	¥454,600
Investment funds	951,058	—	934,436	8,339	8,283
Special purpose entities created for structured financing	123,698	—	—	119,496	4,202
Repackaged instruments	296,297	—	—	281,304	14,993
Securitization of the MUFG Group’s assets	10,798,823	—	—	10,524,243	274,580
Trust arrangements	8,770,460	6,988,735	850,957	—	930,768
Other	62,254	—	1,173	41,972	19,109
Total consolidated liabilities before elimination	28,699,591	6,988,735	7,666,639	12,337,682	1,706,535
The amounts eliminated in consolidation	(16,622,457)	(1,337)	(3,744,249)	(11,935,141)	(941,730)
The amount of liabilities with recourse to the general credit of the MUFG Group	(11,581,012)	(6,987,398)	(3,882,245)	(28,439)	(682,930)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥496,122	¥—	¥40,145	¥374,102	¥81,875
In general, the creditors or beneficial interest holders of consolidated VIEs have recourse not only to the assets of those VIEs of which they are creditors or beneficial interest holders, but also to other assets of the MUFG Group, since the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity to these VIEs.
The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs, and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2023 and September 30, 2023:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2023:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥41,001,958	¥8,062,589	¥6,384,079	¥21,719	¥2,205,877	¥4,142,995	¥13,488	¥10,823	¥10,823
Investment funds	55,386,213	4,930,989	3,446,109	262,312	120,436	2,710,177	353,184	27,606	27,606
Special purpose entities created for structured financing	54,543,066	5,864,814	3,907,598	80,382	39,357	3,749,670	38,189	208,100	208,100
Repackaged instruments	9,034,058	4,372,581	4,117,969	944,795	2,641,384	386,793	144,997	2,230	2,230
Other	87,989,676	3,989,548	2,761,087	146,286	7,552	2,523,976	83,273	46,354	46,354
Total	¥247,954,971	¥27,220,521	¥20,616,842	¥1,455,494	¥5,014,606	¥13,513,611	¥633,131	¥295,113	¥295,113

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At September 30, 2023:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥47,471,678	¥9,089,567	¥7,124,602	¥12,163	¥2,157,156	¥4,942,714	¥12,569	¥18,936	¥18,936
Investment funds	96,500,851	6,697,234	4,355,603	452,953	168,683	3,310,669	423,298	42,092	42,092
Special purpose entities created for structured financing	66,635,155	7,309,836	4,838,196	66,104	43,255	4,685,051	43,786	382,651	382,651
Repackaged instruments	9,710,418	5,016,578	4,846,411	1,436,901	2,805,459	427,025	177,026	1,342	1,342
Other	89,295,182	4,721,771	3,139,977	221,414	3,716	2,858,393	56,454	31,282	31,282
Total	¥309,613,284	¥32,834,986	¥24,304,789	¥2,189,535	¥5,178,269	¥16,223,852	¥713,133	¥476,303	¥476,303
Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance sheet assets and any off-balance sheet liabilities held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

16. FEES AND COMMISSIONS INCOME
Disaggregation of Contract Revenue
Details of fees and commissions income for the six months ended September 30, 2022 and 2023 are as follows:

	2022	2023
	(in millions)
Fees and commissions on deposits	¥27,784	¥18,310
Fees and commissions on remittances and transfers	73,627	73,427
Fees and commissions on foreign trading business	35,165	36,901
Fees and commissions on credit card business	111,697	120,071
Fees and commissions on security-related services	107,541	132,829
Fees and commissions on administration and management services for investment funds	133,070	150,525
Trust fees	66,832	62,724
Guarantee fees(1)	23,481	25,237
Insurance commissions	22,259	26,482
Fees and commissions on real estate business	21,984	22,347
Other fees and commissions(2)	164,202	212,405
Total	¥787,642	¥881,258

Notes:	(1)Guarantee fees are not within the scope of the guidance on revenue from contracts with customers
(2)Other fees and commissions include non-refundable financing related fees that are not within the scope of the guidance on revenue from contracts with customers.
The following is an explanation of the relationship with revenue information disclosed for each reportable segment.
These revenues from contracts with customers are related to various reportable segments disclosed in Note 17. The business segment information is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is primarily based on the financial information prepared in accordance with accounting principles generally accepted in Japan as adjusted in accordance with internal management accounting rules and practices. Further, the format and information as disclosed in Note 17 are not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. For example, management does not use information on segments’ gross revenue to allocate resources and assess performance.
The majority of fees and commissions on deposits are attributable to Digital Service Business Group (“DS”) and Global Commercial Banking Business Group (“GCB”) with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on remittances and transfers are attributable to DS, Retail & Commercial Banking Business Group (“R&C”), Japanese Corporate Investment Banking Business Group (“JCIB”) and Global Corporate Investment Banking Business Group (“GCIB”) with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on foreign trading business are attributable to DS, R&C, JCIB and GCIB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on credit card business are substantially attributable to DS.
The majority of fees and commissions on security-related services are from the business activities relevant to R&C, with JCIB and GCIB providing a smaller impact.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The business activities relevant to fees and commissions on administration and management services for investment funds are substantially attributable to Asset Management & Investor Service Business Group (“AM/IS”).
The business activities relevant to trust fees are attributable to R&C, JCIB, and AM/IS with no significant concentration in any particular segments.
The majority of insurance commissions are from the business activities relevant to DS, R&C, JCIB, and GCB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on real estate business are attributable to R&C and JCIB with no significant concentration in any particular segments.
17. BUSINESS SEGMENTS
The reportable segments of the MUFG Group are subject to the periodical review by the Executive Committee, which represents the MUFG Group’s chief operating decision maker, to determine the allocation of management resources and assess performance. The MUFG Group has established its business units according to the characteristics of customers and the nature of the underlying business. Each business unit engages in business activities based on comprehensive strategies developed for and aimed at respective targeted customers and businesses. The business segment information is primarily based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP. The MUFG Group does not use information on the segments’ total assets to allocate its resources and assess performance. Accordingly, business segment information on total assets is not presented. However, in order to ensure more efficient management of resources, and to strengthen controls on profits and losses in each business group, the MUFG Group allocate fixed assets of both MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis to each business unit. Accordingly, such fixed assets allocated to business groups are presented below.
The MUFG Group integrated the operations of its consolidated subsidiaries into seven business segments.—Digital Service, Retail & Commercial Banking, Japanese Corporate & Investment Banking, Global Commercial Banking, Asset Management & Investor Services, Global Corporate & Investment Banking, and Global Markets.
The following is a brief explanation of the MUFG Group’s business segments:
Digital Service Business Group—Covers digital-based non-face-to-face businesses servicing “mass-segment” customers, or retail customers and small and medium-sized enterprise customers, of Mitsubishi UFJ NICOS, other consumer financing companies, and MUFG Bank in Japan.
Retail & Commercial Banking Business Group—Covers the domestic retail and commercial banking businesses. This business group mainly offers retail customers (with a strategic focus on high net-worth individuals) and small and medium-sized enterprise customers in Japan an extensive array of commercial banking, trust banking and securities products and services.
Japanese Corporate & Investment Banking Business Group—Covers the large Japanese corporate businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of the MUFG group companies.
Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of Krungsri and Bank Danamon. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region.
Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking, MUFG Bank and First Sentier Investors. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offers investment trusts for retail customers.
Global Corporate & Investment Banking Business Group—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
group provides large non-Japanese corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs.
Global Markets Business Group—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies, equities and other investment products as well as origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.
Other—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.
The MUFG Group made modifications to its internal management accounting rules and practices, effective April 1, 2023, including reallocation of indirect expenses to the Retail & Commercial Banking Business Group from the Digital Service Business Group as well as updates to internal booking rules relating to net revenue in the customer business groups. Corresponding adjustments were booked in Other. There was no impact of these modifications on the Global Commercial Banking Business Group and the Asset Management & Investor Services Business Group.
These modifications had the following impact on its previously reported business segment information for the six months ended September 30, 2022:
•     increasing the operating profits of the Digital Service Business Group, the Retail & Commercial Banking Business Group and the Global Corporate & Investment Banking Business Group by ¥3.5 billion, ¥0.8 billion and ¥0.3 billion, respectively, and
•    reducing the operating profits of Other, the Global Markets Business Group and the Japanese Corporate & Investment Banking Business Group by ¥3.0 billion, ¥1.0 billion and ¥0.6 billion, respectively.
Prior period business segment information has been restated to enable comparison between the relevant amounts for the six months ended September 30, 2022 and 2023.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Customer Business
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Six months ended September 30, 2022:
Net revenue:	¥371.7	¥283.8	¥345.3	¥447.4	¥177.2	¥345.5	¥1,970.9	¥360.6	¥13.4	¥2,344.9
BK and TB(1):	127.2	194.6	277.5	27.3	53.0	247.4	927.0	225.6	23.5	1,176.1
Net interest income	106.7	90.8	153.0	27.3	5.3	114.5	497.6	604.6	57.8	1,160.0
Net fees	19.2	87.2	91.9	—	47.8	114.1	360.2	(8.6)	(30.7)	320.9
Other	1.3	16.6	32.6	—	(0.1)	18.8	69.2	(370.4)	(3.6)	(304.8)
Other than BK and TB	244.5	89.2	67.8	420.1	124.2	98.1	1,043.9	135.0	(10.1)	1,168.8
Operating expenses	259.0	227.6	165.8	305.0	123.4	168.4	1,249.2	136.3	69.8	1,455.3
Operating profit (loss)	¥112.7	¥56.2	¥179.5	¥142.4	¥53.8	¥177.1	¥721.7	¥224.3	¥(56.4)	¥889.6
Fixed assets(2)	¥147.5	¥199.1	¥157.1	¥1.2	¥13.7	¥134.5	¥653.1	¥108.7	¥541.5	¥1,303.3
Increase in fixed assets(3)	¥15.2	¥21.0	¥17.7	¥0.4	¥3.2	¥9.7	¥67.2	¥10.4	¥9.6	¥87.2
Depreciation(3)	¥5.1	¥11.0	¥18.0	¥0.1	¥2.8	¥15.5	¥52.5	¥13.3	¥8.8	¥74.6
Six months ended September 30, 2023:
Net revenue:	¥380.2	¥318.8	¥463.8	¥310.9	¥205.7	¥418.4	¥2,097.8	¥381.7	¥25.0	¥2,504.5
BK and TB(1):	124.3	220.0	376.8	19.6	56.8	376.6	1,174.1	229.4	106.3	1,509.8
Net interest income	106.9	115.1	237.4	19.1	6.5	195.6	680.6	119.3	86.6	886.5
Net fees	16.6	91.1	104.9	—	50.3	162.4	425.3	(9.3)	(7.2)	408.8
Other	0.8	13.8	34.5	0.5	—	18.6	68.2	119.4	26.9	214.5
Other than BK and TB	255.9	98.8	87.0	291.3	148.9	41.8	923.7	152.3	(81.3)	994.7
Operating expenses	264.2	230.8	169.4	174.9	145.7	174.1	1,159.1	149.9	117.6	1,426.6
Operating profit (loss)	¥116.0	¥88.0	¥294.4	¥136.0	¥60.0	¥244.3	¥938.7	¥231.8	¥(92.6)	¥1,077.9
Fixed assets(2)	¥172.8	¥211.0	¥161.0	¥1.3	¥22.1	¥168.4	¥736.6	¥108.4	¥531.9	¥1,376.9
Increase in fixed assets(3)	¥19.1	¥20.8	¥22.3	¥0.2	¥7.3	¥15.9	¥85.6	¥13.1	¥15.3	¥114.0
Depreciation(3)	¥7.0	¥12.0	¥21.2	¥0.1	¥4.0	¥21.8	¥66.1	¥15.5	¥8.6	¥90.2

Notes:	(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis (BK) and Mitsubishi UFJ Trust and Banking on a stand-alone basis (TB).

(2)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and the amounts correspond to premises and equipment-net, intangible assets-net and goodwill of BK and TB. Fixed assets of MUFG and other consolidated subsidiaries and Japanese GAAP consolidation adjustments amounting to ¥1,422.4 billion as of September 30, 2022 and ¥1,344.5 billion as of September 30, 2023, respectively, are not allocated to each business segment when determining the allocation of management resources and assessing performance and, therefore, such amounts are not included in the table above.

(3)These amounts are related to the fixed assets of BK and TB included in the table above.
Reconciliation
As set forth above, the measurement basis and the income and expense items of the internal management reporting system are different from the accompanying condensed consolidated statements of operations. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of operations.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
A reconciliation of operating profit and fixed assets under the internal management reporting system for the six months ended September 30, 2022 and 2023 above to income before income tax expense shown in the accompanying condensed consolidated statements of operations and the total amount of premises and equipment-net, intangible assets-net and goodwill are as follows:

	Six months ended September 30,
	2022	2023
	(in billions)
Operating profit:	¥890	¥1,078
Reversal of (provision for) credit losses	98	(62)
Foreign exchange losses—net	(165)	(385)
Trading account losses—net	(1,670)	(1,133)
Equity investment securities gains (losses)—net	(433)	624
Debt investment securities gains—net	199	102
Equity in earnings of equity method investees—net	187	215
Reversal of off-balance sheet credit instruments	12	4
Reversal of impairment of assets held for sale	134	—
Loss on valuation adjustment for loans held for sale held by MUFG Union Bank	(209)	—
Other—net	(335)	(159)
Income (loss) before income tax expense (benefit)	¥(1,292)	¥284
Fixed assets:	¥1,303	¥1,377
U.S. GAAP adjustments and other	1,088	1,100
Premises and equipment-net, Intangible assets-net and Goodwill	¥2,391	¥2,477

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
18. FAIR VALUE
For a discussion and explanation of the MUFG Group’s valuation methodologies for assets and liabilities measured at fair value and the fair value hierarchy, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2023. During the six months ended September 30, 2023, there were no changes to the MUFG Group’s valuation methodologies that had a material impact on the MUFG Group’s financial position and results of operations.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2023 and September 30, 2023:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At March 31, 2023
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥19,098,208	¥12,746,415	¥1,182,319	¥33,026,942
Debt securities
Japanese national government and Japanese government agency bonds	6,092,523	329,502	—	6,422,025
Japanese prefectural and municipal bonds	—	279,168	—	279,168
Foreign government and official institution bonds	11,760,274	493,691	1,168	12,255,133
Corporate bonds	3,965	2,252,424	—	2,256,389
Residential mortgage-backed securities	—	4,978,709	—	4,978,709
Commercial mortgage-backed securities	—	4,627	—	4,627
Asset-backed securities	—	1,210,381	668,911	1,879,292
Other debt securities	—	—	334,124	334,124
Commercial paper	—	1,931,569	—	1,931,569
Equity securities(2)	1,241,446	1,266,344	178,116	2,685,906
Trading derivative assets	84,406	12,674,978	142,343	12,901,727
Interest rate contracts	40,013	7,311,689	93,833	7,445,535
Foreign exchange contracts	3,909	5,258,511	13,714	5,276,134
Equity contracts	40,484	28,617	20,659	89,760
Commodity contracts	—	17	9,908	9,925
Credit derivatives	—	76,144	3,801	79,945
Other(8)	—	—	428	428
Trading loans(3)	—	13,820	—	13,820
Investment securities:
Available-for-sale debt securities	25,236,359	10,250,511	253,932	35,740,802
Japanese national government and Japanese government agency bonds	23,292,055	2,754,548	—	26,046,603
Japanese prefectural and municipal bonds	—	2,759,941	—	2,759,941
Foreign government and official institution bonds	1,944,304	978,438	—	2,922,742
Corporate bonds	—	1,056,191	1,970	1,058,161
Residential mortgage-backed securities	—	1,110,239	15	1,110,254
Asset-backed securities	—	1,247,377	182,938	1,430,315
Other debt securities	—	343,777	69,009	412,786
Equity securities	4,362,017	101,576	74,761	4,538,354
Marketable equity securities	4,362,017	101,576	—	4,463,593
Nonmarketable equity securities(4)	—	—	74,761	74,761
Other(5)	1,535,446	848,596	92,251	2,476,293
Total	¥50,316,436	¥36,635,896	¥1,745,606	¥88,697,938

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At March 31, 2023
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥232,287	¥2,620	¥—	¥234,907
Trading derivative liabilities	163,129	13,718,992	61,247	13,943,368
Interest rate contracts	85,641	8,566,043	45,204	8,696,888
Foreign exchange contracts	1,679	5,013,909	2,369	5,017,957
Equity contracts	75,809	48,953	3,731	128,493
Commodity contracts	—	—	9,817	9,817
Credit derivatives	—	90,087	62	90,149
Other(8)	—	—	64	64
Obligation to return securities received as collateral(6)	6,664,578	158,763	68,204	6,891,545
Other(7)	—	313,482	73,663	387,145
Total	¥7,059,994	¥14,193,857	¥203,114	¥21,456,965

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2023
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥15,816,502	¥14,709,285	¥1,816,498	¥32,342,285
Debt securities
Japanese national government and Japanese government agency bonds	6,491,075	497,522	—	6,988,597
Japanese prefectural and municipal bonds	—	211,107	—	211,107
Foreign government and official institution bonds	7,754,392	792,052	150	8,546,594
Corporate bonds	—	2,660,321	—	2,660,321
Residential mortgage-backed securities	—	5,585,266	—	5,585,266
Asset-backed securities	—	1,246,481	1,118,759	2,365,240
Other debt securities	—	2,135	517,349	519,484
Commercial paper	—	2,428,377	—	2,428,377
Equity securities(2)	1,571,035	1,286,024	180,240	3,037,299
Trading derivative assets	143,551	18,330,520	71,219	18,545,290
Interest rate contracts	55,656	11,071,557	23,369	11,150,582
Foreign exchange contracts	4,661	7,159,046	11,989	7,175,696
Equity contracts	83,234	50,814	15,589	149,637
Commodity contracts	—	476	18,548	19,024
Credit derivatives	—	48,610	1,449	50,059
Other(8)	—	17	275	292
Trading loans(3)	—	22,996	—	22,996
Investment securities:
Available-for-sale debt securities	23,749,188	8,281,883	341,708	32,372,779
Japanese national government and Japanese government agency bonds	21,647,505	2,158,975	—	23,806,480
Japanese prefectural and municipal bonds	—	1,435,996	—	1,435,996
Foreign government and official institution bonds	2,101,683	1,045,758	—	3,147,441
Corporate bonds	—	994,968	2,193	997,161
Residential mortgage-backed securities	—	1,190,307	15	1,190,322
Asset-backed securities	—	1,060,851	272,720	1,333,571
Other debt securities	—	395,028	66,780	461,808
Equity securities	4,934,283	81,667	82,488	5,098,438
Marketable equity securities	4,934,283	81,568	—	5,015,851
Nonmarketable equity securities(4)	—	99	82,488	82,587
Other(5)	854,305	962,406	120,275	1,936,986
Total	¥45,497,829	¥42,388,757	¥2,432,188	¥90,318,774

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2023
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥81,006	¥6,877	¥—	¥87,883
Trading derivative liabilities	106,471	20,064,626	56,184	20,227,281
Interest rate contracts	28,508	12,746,145	34,249	12,808,902
Foreign exchange contracts	4,886	7,195,310	2,290	7,202,486
Equity contracts	73,077	51,854	530	125,461
Commodity contracts	—	—	18,592	18,592
Credit derivatives	—	71,307	252	71,559
Other(8)	—	10	271	281
Obligation to return securities received as collateral(6)	6,602,613	219,257	73,257	6,895,127
Other(7)	—	268,535	28,932	297,467
Total	¥6,790,090	¥20,559,295	¥158,373	¥27,507,758

Notes:	(1)Includes securities measured under the fair value option.

(2)Excludes certain investments valued at net asset value of private equity funds whose fair values at March 31, 2023 were ¥225,972 million and those at September 30, 2023 were ¥267,084 million, respectively. The amounts of unfunded commitments related to these private equity funds at March 31, 2023 were ¥172,562 million, and those at September 30, 2023 were ¥230,396 million, respectively. For the nature and details of these investments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2023.

(3)Includes loans measured under the fair value option.

(4)Excludes certain investments valued at net asset value of real estate funds and private equity and other funds whose fair values at March 31, 2023 were ¥29,308 million and ¥51,458 million, respectively, and those at September 30, 2023 were ¥32,322 million and ¥57,383 million, respectively. The amounts of unfunded commitments related to these real estate funds and private equity and other funds at March 31, 2023 were ¥1,305 million and nil, respectively, and those at September 30, 2023 were ¥1,018 million and ¥250 million, respectively. For the nature and details of these investments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2023.

(5)Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions.
(6)Included in Other liabilities.
(7)Mainly includes other short-term borrowings, long-term debt and bifurcated embedded derivatives carried at fair value.
(8)Includes certain derivatives such as earthquake derivatives.
Changes in Level 3 Recurring Fair Value Measurements
The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2022 and 2023. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

		Total gains (losses) for the period												Change in unrealized gains (losses) for assets and liabilities still held at September 30, 2022
	March 31, 2022	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		September 30, 2022
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥797,997	¥125,172	(2)	¥—	¥333,302	¥—	¥(21,408)	¥(9,255)	¥—		¥(877)		¥1,224,931	¥121,950	(2)
Debt securities
Foreign government and official institution bonds	1,711	57		—	5,712	—	(5,765)	(250)	—		(194)		1,271	5
Corporate bonds	683	—		—	—	—	—	—	—		(683)		—	—
Asset-backed securities	315,231	72,667		—	324,375	—	(15,636)	(259)	—		—		696,378	71,580
Other debt securities	313,166	44,986		—	—	—	—	—	—		—		358,152	44,986
Equity securities	167,206	7,462		—	3,215	—	(7)	(8,746)	—		—		169,130	5,379
Trading derivatives—net	71,089	(24,159)	(2)	1,775	612	(334)	—	(19,889)	20,791		(25,003)		24,882	(21,160)	(2)
Interest rate contracts—net	37,493	(39,744)		30	—	—	—	(1,901)	20,612	(5)	(25,017)	(5)	(8,527)	(33,999)
Foreign exchange contracts—net	7,463	3,509		392	—	—	—	(4,200)	179		56		7,399	1,705
Equity contracts—net	23,420	10,723		1,355	19	—	—	(13,639)	—		(42)		21,836	9,785
Commodity contracts—net	(45)	26		(2)	—	—	—	(5)	—		—		(26)	27
Credit derivatives—net	2,729	1,236		—	—	—	—	(144)	—		—		3,821	1,232
Other—net(8)	29	91		—	593	(334)	—	—	—		—		379	90
Investment securities:
Available-for-sale debt securities	212,936	(1,096)	(3)	30,227	170,610	—	—	(141,788)	1,405		—		272,294	23,794	(3)
Foreign government and official institution bonds	11,890	—		(925)	128	—	—	(11,093)	—		—		—	—
Corporate bonds	3,089	(42)		210	1,824	—	—	(57)	1,255		—		6,279	165
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Asset-backed securities	124,379	(1,125)		21,490	168,312	—	—	(130,638)	—		—		182,418	14,106
Other debt securities	73,563	71		9,452	346	—	—	—	150		—		83,582	9,523
Equity securities	55,883	1,881	(3)	495	9,884	—	(1,336)	(806)	2,855		(236)		68,620	1,737	(3)
Nonmarketable equity securities	55,883	1,881		495	9,884	—	(1,336)	(806)	2,855		(236)		68,620	1,737
Other	4,912	357	(7)	(3)	89,081	—	—	(111)	1,925		—		96,161	357	(7)
Assets held for sale	76,918	3,928	(9)	13,071	1,120	—	(1,158)	(9,254)	—		—		84,625	15,113	(9)
Investment securities	65,262	(1,261)		10,114	93	—	(1,158)	(9,254)	—		—		63,796	7,456
Other	11,656	5,189		2,957	1,027	—	—	—	—		—		20,829	7,657
Total	¥1,219,735	¥106,083		¥45,565	¥604,609	¥(334)	¥(23,902)	¥(181,103)	¥26,976		¥(26,116)		¥1,771,513	¥141,791
Liabilities
Obligation to return securities received as collateral	¥—	¥—		¥—	¥—	¥73,595	¥—	¥—	¥—		¥—		¥73,595	¥—
Other	16,463	54,070	(4)	(10,269)	—	54,527	—	(19,043)	116,892	(6)	(3,554)	(6)	121,484	58,483	(4)
Total	¥16,463	¥54,070		¥(10,269)	¥—	¥128,122	¥—	¥(19,043)	¥116,892		¥(3,554)		¥195,079	¥58,483

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

		Total gains (losses) for the period												Change in unrealized gains (losses) for assets and liabilities still held at September 30, 2023
	March 31, 2023	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		September 30, 2023
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,182,319	¥149,674	(2)	¥—	¥494,881	¥—	¥(626)	¥(9,895)	¥145		¥—		¥1,816,498	¥148,307	(2)
Debt securities
Foreign government and official institution bonds	1,168	122		—	7	—	(7)	(1,140)	—		—		150	(1)
Asset-backed securities	668,911	108,122		—	345,917	—	—	(4,191)	—		—		1,118,759	107,898
Other debt securities	334,124	42,225		—	141,000	—	—	—	—		—		517,349	42,225
Equity securities	178,116	(795)		—	7,957	—	(619)	(4,564)	145		—		180,240	(1,815)
Trading derivatives—net	81,096	(12,416)	(2)	1,836	4	(355)	—	(10,117)	10,271		(55,284)		15,035	(14,426)	(2)
Interest rate contracts—net	48,629	(16,890)		(1,036)	—	—	—	1,267	10,595	(5)	(53,445)	(5)	(10,880)	(18,757)
Foreign exchange contracts—net	11,345	(2,797)		999	—	—	—	417	(324)		59		9,699	(2,220)
Equity contracts—net	16,928	8,065		1,874	4	—	—	(11,696)	—		(116)		15,059	7,327
Commodity contracts—net	91	(128)		(1)	—	—	—	(6)	—		—		(44)	(128)
Credit derivatives—net	3,739	(661)		—	—	—	—	(99)	—		(1,782)		1,197	(648)
Other—net(8)	364	(5)		—	—	(355)	—	—	—		—		4	—
Investment securities:
Available-for-sale debt securities	253,932	1,677	(3)	20,568	205,826	—	—	(140,321)	26		—		341,708	18,299	(3)
Corporate bonds	1,970	(2)		203	—	—	—	(4)	26		—		2,193	201
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Asset-backed securities	182,938	1,597		15,841	205,611	—	—	(133,267)	—		—		272,720	13,492
Other debt securities	69,009	82		4,524	215	—	—	(7,050)	—		—		66,780	4,606
Equity securities	74,761	3,385	(3)	408	5,870	—	(1,474)	—	—		(462)		82,488	2,503	(3)
Nonmarketable equity securities	74,761	3,385		408	5,870	—	(1,474)	—	—		(462)		82,488	2,503
Other	92,251	(37)	(7)	154	27,955	—	—	(48)	—		—		120,275	(37)	(7)
Total	¥1,684,359	¥142,283		¥22,966	¥734,536	¥(355)	¥(2,100)	¥(160,381)	¥10,442		¥(55,746)		¥2,376,004	¥154,646
Liabilities
Obligation to return securities received as collateral	¥68,204	¥—		¥—	¥—	¥5,053	¥—	¥—	¥—		¥—		¥73,257	¥—
Other	73,663	(24,475)	(4)	(5,791)	—	23,080	—	(54,619)	5,147	(6)	(48,605)	(6)	28,932	(6,980)	(4)
Total	¥141,867	¥(24,475)		¥(5,791)	¥—	¥28,133	¥—	¥(54,619)	¥5,147		¥(48,605)		¥102,189	¥(6,980)

Notes:	(1)Includes Trading securities measured under the fair value option.
(2)Included in Trading account losses—net and Foreign exchange losses—net.
(3)Included in Investment securities gains (losses)—net and Other comprehensive income (loss), net of tax.
(4)Included in Trading account losses—net and Other comprehensive income (loss), net of tax.

(5)For the six months ended September 30, 2022 and 2023, transfers into Level 3 for Interest rate contracts—net were mainly caused by changes in the impact of unobservable input to the entire fair value measurement. Unobservable inputs include loss given default. Transfers out of Level 3 for Interest rate contracts—net were mainly caused by changes in the impact of unobservable inputs to the fair value measurement of the multi-callable swaps.

(6)Transfers into (out of) Level 3 for long-term debt in Other were mainly caused by the decrease (increase) in the observability of the key inputs to the valuation models and a corresponding increase (decrease) in the significance of the unobservable inputs.

(7)Included in Fees and commissions income and Other non-interest income.
(8)Includes certain derivatives such as earthquake derivatives.
(9)Included in Investment securities gains (losses)—net, Trading account losses—net, Fees and commissions income and Other comprehensive income (loss), net of tax.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Quantitative Information about Level 3 Fair Value Measurements
The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

At March 31, 2023	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Weighted average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Residential mortgage-backed securities and Asset-backed securities	¥101,014	Discounted cash flow	Recovery rate	100.0%			100.0%
	591,515	Internal model(4)	Asset correlations	3.0%			3.0%
			Discount factor	2.0%	~	2.3%	2.0%
			Prepayment rate	13.1%			13.1%
			Probability of default	0.0%	~	99.0%	—	(3)
			Recovery rate	72.2%			72.2%
Other debt securities	385,046	Discounted cash flow	Liquidity premium	0.9%	~	3.2%	2.8%

At March 31, 2023	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	48,209	Option model	Correlation between interest rates	30.0%	~	60.6%	44.4%
			Correlation between interest rate and foreign exchange rate	2.0%	~	60.0%	36.6%
			Volatility	70.3%	~	106.7%	80.1%
Foreign exchange contracts—net	11,345	Option model	Correlation between interest rates	30.0%	~	70.0%	50.6%
			Correlation between interest rate and foreign exchange rate	14.3%	~	60.0%	36.8%
			Correlation between foreign exchange rates	50.0%	~	70.6%	66.4%
			Volatility	10.6%	~	23.0%	15.6%
Equity contracts—net	3,316	Option model	Correlation between foreign exchange rate and equity	(58.4)%	~	55.0%	15.0%
			Correlation between equities	5.6%	~	95.0%	54.1%
			Volatility	28.0%	~	37.0%	32.2%
	13,612	Discounted cash flow	Term of litigation	0.1 years	~	1.0 year	0.5 years

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2023	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Weighted average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Residential mortgage-backed securities and Asset-backed securities	¥111,944	Discounted cash flow	Recovery rate	100.0%			100.0%
	1,031,791	Internal model(4)	Asset correlations	3.0%			3.0%
			Discount factor	1.8%	~	2.0%	1.8%
			Prepayment rate	13.9%			13.9%
			Probability of default	0.0%	~	99.0%	—	(3)
			Recovery rate	57.7%			57.7%
Other debt securities	565,788	Discounted cash flow	Liquidity premium	0.9%	~	3.2%	2.8%

At September 30, 2023	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	(10,880)	Option model	Correlation between interest rates	30.0%	~	60.3%	43.6%
			Correlation between interest rate and foreign exchange rate	1.3%	~	60.0%	36.2%
			Volatility	49.9%	~	72.2%	69.2%
Foreign exchange contracts—net	9,699	Option model	Correlation between interest rates	30.0%	~	70.0%	51.0%
			Correlation between interest rate and foreign exchange rate	20.0%	~	60.0%	37.0%
			Correlation between foreign exchange rates	50.0%		70.6%	66.4%
			Volatility	10.6%	~	21.9%	14.5%
Equity contracts—net	7,589	Option model	Correlation between foreign exchange rate and equity	(58.4)%	~	30.0%	10.0%
			Correlation between equities	5.8%	~	95.0%	53.1%
			Volatility	28.5%	~	37.0%	33.6%
	7,470	Discounted cash flow	Term of litigation	0.3 years	~	0.8 years	0.5 years

Notes:	(1)The fair value as of March 31, 2023 and September 30, 2023 excludes the fair value of investments valued using vendor prices.
(2)Weighted average is calculated by weighing each input by the relative fair value of the respective financial instruments for investment securities. Median is used for derivative instruments.
(3)See “Probability of default” in “Change in and range of unobservable inputs” in Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2023.

(4)For further detail of Internal model, refer to the last paragraph of “Trading Account Assets and Liabilities—Trading Account Securities” in Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2023.

Changes in and range of unobservable inputs
For a discussion of the impact on fair value of changes in unobservable inputs and the relationships between unobservable inputs as well as a description of attributes of the underlying instruments and external market factors that affect the range of inputs used in the valuation of the MUFG Group’s Level 3 financial instruments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2023.
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting, write-downs of individual assets or the measurement alternative for nonmarketable equity securities. See Note 31 to the

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
consolidated financial statements for the fiscal year ended March 31, 2023 for further information on assets and liabilities measured at fair value on a nonrecurring basis.
The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2023 and September 30, 2023:

	March 31, 2023				September 30, 2023
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)(2)	¥—	¥13,366	¥13,271	¥26,637	¥—	¥9,560	¥44,882	¥54,442
Loans	1,917	3,388	611,055	616,360	2,389	4,222	745,699	752,310
Loans held for sale	—	—	439,361	439,361	—	—	584,558	584,558
Collateral dependent loans	1,917	3,388	171,694	176,999	2,389	4,222	161,141	167,752
Premises and equipment	—	—	11,835	11,835	—	—	3,866	3,866
Intangible assets	—	—	309	309	—	—	5,063	5,063
Goodwill	—	—	184,364	184,364	—	—	—	—
Other assets	178,592	—	29,003	207,595	—	38,152	24,622	62,774
Investments in equity method investees(1)	178,592	—	12,472	191,064	—	33,222	1,740	34,962
Other	—	—	16,531	16,531	—	4,930	22,882	27,812
Total	¥180,509	¥16,754	¥849,837	¥1,047,100	¥2,389	¥51,934	¥824,132	¥878,455

Notes:
(1)Excludes certain investments valued at net asset value of ¥33,595 million and ¥11,184 million at March 31, 2023 and September 30, 2023, respectively. The unfunded commitments related to these investments are ¥23,029 million and ¥18,170 million at March 31, 2023 and September 30, 2023, respectively. These investments are in private equity funds. For the nature and details of private equity funds, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2023.

(2)Includes certain nonmarketable equity securities that are measured at fair value on a nonrecurring basis, including impairment and observable price change for nonmarketable equity securities measured under the measurement alternative.

The following table presents losses (gains) recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the six months ended September 30, 2022 and 2023:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Losses (gains) for the six months ended September 30,
	2022	2023
	(in millions)
Investment securities	¥505	¥8,971
Loans	(66)	44,746
Loans held for sale	451	11,096
Collateral dependent loans	(517)	33,650
Premises and equipment	2,579	1,142
Intangible assets	849	11,433
Other assets	50,761	22,809
Investments in equity method investees	46,928	12,687
Other	3,833	10,122
Assets held for sale	209,107	—
Loans held for sale	209,107	—
Total(1)	¥263,735	¥89,101

Note:
(1)In addition to the above table, the assets and liabilities of MUFG Union Bank, which were transferred to U.S. Bancorp, were reclassified as held for sale. As a result, the disposal group was measured at the lower of carrying value or fair value less costs to sell. The impairment of assets held for sale of ¥134,141 million was recognized during the second half of the fiscal year ended March 31, 2022. However, the fair value less cost to sell exceeded the carrying value as of September 30, 2022, and the reversal of ¥134,141 million, which is included in Reversal of impairment of assets held for sale in the consolidated statements of operations through the six months ended September 30, 2022, was recognized.

Fair Value Option
For a discussion of the primary financial instruments for which the fair value option was previously elected, including the basis for those, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2023.
The following table presents the gains or losses recorded for the six months ended September 30, 2022 and 2023 related to the eligible instruments for which the MUFG Group elected the fair value option:

	Six months ended September 30,
	2022			2023
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities	¥(1,434,189)	¥2,339,864	¥905,675	¥(596,477)	¥1,762,384	¥1,165,907
Total	¥(1,434,189)	¥2,339,864	¥905,675	¥(596,477)	¥1,762,384	¥1,165,907
Financial liabilities:
Other short-term borrowings(1)	¥(3,295)	¥—	¥(3,295)	¥2,592	¥—	¥2,592
Long-term debt(1)	57,444	—	57,444	(5,617)	—	(5,617)
Total	¥54,149	¥—	¥54,149	¥(3,025)	¥—	¥(3,025)

Note:	(1)Change in value attributable to the instrument-specific credit risk related to those financial liabilities are not material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2023 and September 30, 2023 for long-term debt instruments for which the fair value option has been elected:

	March 31, 2023			September 30, 2023
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥501,982	¥431,338	¥(70,644)	¥363,840	¥339,840	¥(24,000)
Total	¥501,982	¥431,338	¥(70,644)	¥363,840	¥339,840	¥(24,000)
Interest income and expense related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates and dividend income related to these assets are recognized when the shareholder right to receive the dividend is established. These interest income and expense and dividend income are reported in the accompanying condensed consolidated statements of operations as either interest income or expense, depending on the nature of the related asset or liability.
Estimated Fair Value of Financial Instruments
The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying condensed consolidated balance sheets as of March 31, 2023 and September 30, 2023:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At March 31, 2023
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥60,051	¥60,051	¥60,051	¥—	¥—
Interest-earning deposits in other banks	53,990	53,990	—	53,990	—
Call loans and funds sold	1,802	1,802	—	1,802	—
Receivables under resale agreements	14,059	14,059	—	14,059	—
Receivables under securities borrowing transactions	4,556	4,556	—	4,556	—
Investment securities	21,520	21,386	13,527	5,354	2,505
Loans, net of allowance for credit losses(1)	118,679	118,933	2	263	118,668
Other financial assets(2)	10,108	10,108	—	10,108	—
Financial liabilities:
Deposits
Non-interest-bearing	¥37,804	¥37,804	¥—	¥37,804	¥—
Interest-bearing	197,500	197,573	—	197,573	—
Total deposits	235,304	235,377	—	235,377	—
Call money and funds purchased	3,438	3,438	—	3,438	—
Payables under repurchase agreements	40,132	40,132	—	40,132	—
Payables under securities lending transactions	1,138	1,138	—	1,138	—
Due to trust account and other short-term borrowings	14,260	14,260	—	14,260	—
Long-term debt	38,704	37,928	—	37,928	—
Other financial liabilities	9,595	9,595	—	9,595	—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2023
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥59,954	¥59,954	¥59,954	¥—	¥—
Interest-earning deposits in other banks	48,957	48,957	—	48,957	—
Call loans and funds sold	2,970	2,970	—	2,970	—
Receivables under resale agreements	16,370	16,370	—	16,370	—
Receivables under securities borrowing transactions	5,085	5,085	—	5,085	—
Investment securities	24,657	24,158	14,654	6,761	2,743
Loans, net of allowance for credit losses(1)	123,110	123,162	2	288	122,872
Other financial assets(2)	11,564	11,564	—	11,564	—
Financial liabilities:
Deposits
Non-interest-bearing	¥38,084	¥38,084	¥—	¥38,084	¥—
Interest-bearing	205,757	205,841	—	205,841	—
Total deposits	243,841	243,925	—	243,925	—
Call money and funds purchased	3,854	3,854	—	3,854	—
Payables under repurchase agreements	32,960	32,960	—	32,960	—
Payables under securities lending transactions	1,017	1,017	—	1,017	—
Due to trust account and other short-term borrowings	14,412	14,412	—	14,412	—
Long-term debt	40,186	39,045	—	39,045	—
Other financial liabilities	9,875	9,875	—	9,875	—

Notes:
(1)Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.

(2)Excludes investments in equity method investees of ¥3,482 billion and ¥3,950 billion at March 31, 2023 and September 30, 2023, respectively.
The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2023 and September 30, 2023 was not material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
19. INVESTMENTS IN EQUITY METHOD INVESTEES
Summarized Financial Information of the MUFG Group’s Equity Method Investee
Summarized operating results of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, for the six months ended September 30, 2022 and 2023 are as follows:

	2022	2023
	(in billions)
Net revenues	¥3,499	¥3,769
Total non-interest expenses	2,582	2,887
Income from continuing operations before income taxes	899	840
Net income applicable to Morgan Stanley	687	647
20. SUBSEQUENT EVENTS
Approval of Dividends
On November 14, 2023 the Board of Directors of MUFG approved the payment of semi-annual interim cash dividends of ¥20.5 per share of Common stock, totaling ¥247,101 million, that were payable on December 5, 2023 to the shareholders of record on September 30, 2023.
Repurchase and Cancellation of own shares
At the meeting of the Board of Directors of MUFG held on November 14, 2023, it was resolved to repurchase up to 400,000,000 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of its own shares for approximately ¥400 billion, in aggregate, from November 15, 2023 to March 31, 2024. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 400,000,000 shares, which represents the equivalent of 3.3% of the total number of common shares outstanding excluding its own shares, or of an aggregate repurchase amount of up to ¥400 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies. Also, on November 30, 2023, MUFG canceled 350,000,000 shares in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 14, 2023.

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